02034561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

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PROCESSED
JUN 13 2002
THOMSON FINANCIAL

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FILE NO. 82- 4592 FISCAL YEAR 12-31-00

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OICF/BY: [signature]

DATE : 6/6/02

82-4592

02 JUN -5 AM 11:01





AEROFLOT

Russian Airlines

ANNUAL REPORT 2000



ARS

12-31-00







Table of contents





In setting our goals for 2001, we were first thinking of our passengers. One of Aeroflot's major goals for the year to come is developing an effective system of working with passengers on all phases of communication between the passenger and the Company. To reach this goal we are developing a new corporate culture in our Company, training our personnel, and supporting our employees' initiatives to further improve our service.

The creation of our Frequent Flyer Program involving the best Russian and international companies fulfilled a major portion of our overall goal. Our efforts have already borne fruit: the results of the year 2000 show that more and more people prefer to fly and use Aeroflot's services. We are sure that this is only the beginning.

Dear shareholders

Joint Stock Company "Aeroflot — Russian Airlines" (hereinafter referred to as Aeroflot, the Company, or the Airline) is not only a company with long-term traditions, but it has also made a significant contribution to the development of worldwide civil aviation. We see our future on the global arena, and in 2000 have taken serious measures to fully move in that direction.

Many changes were introduced: we have brought our business in line with international standards, we have developed new technologies and closely studied the needs of our passengers.

One of our major concerns has been to integrate the Company into one of the global alliances of air carriers. Alliances are very important as they significantly increase options available to passengers. Integration into a global alliance requires synchronization of systems and processes of participating airlines, including route networks, frequent flyer programs and information technologies. In 2001 Aeroflot will continue moving steadfastly in this direction.

At the same time Aeroflot has been looking for ways to consolidate Russian aviation companies and is deepening its cooperation with CIS aviation companies. Setting up the affiliated "Aeroflot-Don" on the basis of "Donavia" is an example of this type of cooperation. Due to this restructuring, the smaller air carrier was able to modernize its fleet and adopt modern work methods. Aeroflot expanded its domestic markets, and Russian passengers were given better travel options. We believe that consolidations in civil aviation are key for the industry as a whole and that everybody will benefit from their development — people in the aviation industry, and most importantly, our passengers.

We are committed to providing world-class service to our clients and ensuring the safety of our flights. With the use of up-to-date equipment, we are able to accomplish these objectives and remain efficient. We are currently striving to make our fleet conform to standards set by aviation authorities of Western countries. Aeroflot has spent USD 15 million to modernize its fleet in order to meet standards of the European region. We are transitioning from the use of 11 different types of aircraft to a maximum of four types, which provides for higher transportation standards and considerable savings in both material and human resources.

Aeroflot is changing and our financial situation in 2000 attests to our highly competitive potential on both the international and domestic markets.

I am sure that 2001 will be the year in which we strengthen our role in domestic and international airline alliances. I sincerely hope that the Aeroflot shareholders, both Russian and foreign, state and private individuals, having an interest in the stable and dynamic development of the Company, will continue to support us.

General Director of
Joint Stock Company "Aeroflot — Russian Airlines" V. M. Okulov

In January
Two new Boeing-767's were added to the Company's fleet, under an operating lease.

February 14
Aeroflot's employees V. D. Barilov, commander of the flight operations unit, and V. N. Sorvin, TU-154 pilot, were awarded the title "Honoured Pilot of the Russian Federation" by Decree #340 issued by the Russian Federation President V. V. Putin.

In February
After a risk survey, Airclaims, Ltd. emphasized that there were significant achievements in all aspects of Aeroflot's activities, testifying to the Company's conformity with international levels of organization and safety operations and positively affecting its development as a whole.

March 15
Aeroflot's Board of Directors adopted the "Strategic Concept of Development" for the Company and asked the Managing Board to begin its implementation. To a great extent, the beginning of the realization of the new strategy determined the pace of development of the Company in 2000.

March 20-21
As a result of negotiations between Aeroflot and Air France, the Managing Committee and other authorities were established in order to begin integration of Aeroflot into the Sky Team global alliance.

March 28
Aeroflot won the All-Russia competition for "Aviation Company Of The Year — carrier in international air lines" and "Aviation Company Of The Year — carrier in domestic air lines in the 1st group" in 1999 and was awarded the prize "Wings Of Russia — 99".

In April
Extending the Company's activities in the Russian air traffic market, in Rostov-on-Don, Aeroflot set up the aviation company Aeroflot-Don, an open joint stock company with 51% of shares owned by Aeroflot.

In April
Aeroflot's brand-new Flight Control Centre was put into service. It is the largest in Eastern Europe by the information content processed, and it is fitted with modern technology and equipment.

May 31
Aeroflot was named official carrier of the Russian Olympic team for the 2000 Olympics in Sydney.

June 15
Aeroflot Board of Directors approved the concept for construction of a new terminal in Sheremetyevo Airport, which will become Aeroflot's main hub in Moscow.

September 1
The Quoting Committee of the non-commercial partnership "Russian Trading System Stock Exchange" included Aeroflot's shares on its first level ratings' list.

In September
The Ministry of Taxes and Levies of the Russian Federation included Aeroflot as one of the two leading companies on the list of "traditional" exporters.

In September
Aeroflot opened a twenty-four-hour reservation and information centre.

September 29
To ensure liquidity and growth of the market value of its shares, Aeroflot's Board of Directors decided to issue Global Depositary Receipts (GDR's) for 20% of the Company's share capital.

In October
The National Association of Stock Market Participants gave Aeroflot the highest rating for its level of transparency and cooperation with shareholders and investors.

In October
During their annual inspection, the U.S. Federal Aviation Administration (FAA) acknowledged that Aeroflot's flights complied with all the standards of aviation safety.

December 18
Aeroflot broke the record of the previous ten years: during 2000 it transported 100,000 tons of cargo. The result was achieved due to higher efficiency in using the cargo capacity of passenger aircraft and more intensive use of cargo aircraft.

December 21
Aeroflot signed an agreement with Deutsche Bank on issuing GDRs, which allowed the Company to place its shares on international stock exchanges.

December 25
The number of passengers for Aeroflot flights in 2000 reached five million.

December 27
Aeroflot's Board of Directors approved criteria for the development of Aeroflot's fleet in the medium-term.

In December
Aeroflot created the tourist agency, "The World of Aeroflot". Its' main aim is to support Aeroflot's efforts to establish an extended system for attracting passengers and providing them with high quality service in the field of tourism and travel.

Aeroflot development strategy: results of the first year



2000 was a year of active changes for Aeroflot in nearly every area of the Company's activities. In March of 2000 the Board of Directors approved the Aeroflot development strategy.

The completely new strategy demanded from Company management and employees a new attitude towards the development of the aviation business, a rethinking of its position on domestic and world markets, and an understanding of the aims, possibilities and current priorities in Aeroflot's activities. Practical implementation of the strategy allowed the Company to start strengthening its team, to involve a significant number of employees in the modernization process and to achieve positive results on a number of key business aspects as early as 2000.

Changing over to new modern methods and approaches to creation and management of the route network is the cornerstone of the Aeroflot Strategic Development Concept. The Company began a three-year program to improve its network and create an optimal balance between passengers' requirements and economic efficiency of its major operational activities. This balance can be achieved by an increased flight frequency to the most popular destinations, scheduling convenient arrival and departure slots, providing convenient connections at Sheremetyevo and foreign airports, and reducing multiple-leg and low frequency flights.

Higher flight frequency has given passengers a wider range of possibilities to choose a convenient travel time and has increased the number of connecting flights on different routes. Drawing up convenient departure and arrival schedules, as well as arranging night flights to Europe, has made it possible to attract business passengers to these routes and to better use the fleet. In 2001, the reduction of low frequency flights is already increasing the economic efficiency of the network. While reducing flights to some destinations, the Company intends to make it possible for passengers to reach their intended destinations with the help of other companies, with whom Aeroflot already has or is developing co-operation.

The Company pays special attention to the development of its domestic flight network. In 2000, it started new flights from Moscow to Ufa, Chelyabinsk, Mineralniye Vody and Perm. Aeroflot's active policy allowed it to increase the Company's share on the domestic traffic market by 50%.







Convenient connections for passengers are one of the most important characteristics of the flight network. The Company had already raised the connection ratio at the Sheremetyevo base airport by 24% as early as the winter of 2000/2001 and the work is still ongoing. By improving connections for passengers flying from America and Europe through Russia to Asia, the Company set a special priority for suitable connections between the Russian and international sections of the flight network.

In June 2000, the Aeroflot Board of Directors approved the concept for constructing a terminal at Sheremetyevo Airport (Sheremetyevo-3) and setting up a fully functional hub there. The necessity for the new terminal was caused by passengers' needs for modern service at the airport and also by Aeroflot's need for an up-to-date management of its connections. The new terminal will have an annual capacity of 8-10 million passengers and will serve all the domestic and international flights of Aeroflot and its partners. The Company has carried out large-scale preliminary work, already making it possible to start construction in 2001. The first phase of construction is to be completed by 2003.

Aeroflot's efforts were also concentrated on financial stability as the basis for the effective development of the Company. Steps in this direction have created an atmosphere of confidence in Aeroflot from the side of its financial partners, as well as its partners in business and financial markets as a whole.

Within the framework of cash management, close control and consolidation of current financial flows of representative offices in Russia were established, under the auspices of the Russian Savings Bank (Sberbank). Work with Chase Manhattan Bank resulted in linking the accounts of the



largest representative offices abroad to the Chase Insight system. By the end of 2000, this program included more than 30% of the proceeds of Aeroflot foreign representatives. In the near future it will allow the Company to completely centralize cash flow management, both transparently and effectively.

Significant work was carried out on improving liquidity management. The Company started to control its balance of payments on-line. Financial management improvements allowed the Company to decrease the cost of borrowing and improve lending conditions.

The agreement was signed to include Aeroflot in the IATA currency clearing system used by the largest airlines operating under BSP/ARC settlement plans. By 2001, the Company is expected to join the IATA Clearing House.

Also important for the Company in 2000 was the application of an integrated approach to risk management. The majority of Company risks have been identified and systemized. This allows the Company to carry out goal-oriented work to prevent possible risks, limit unfavorable events, and should they occur, to minimize the consequences.



In 2000, the Company carried out various projects on the management of various risks. Credit risks related to operations with agents and bank-counteragents were limited with the help of bank guarantees with a limit setting procedure. The total amount of credit risk outstanding was significantly reduced. An initial evaluation of the currency risk was made, and reorganization of the Company's processes has commenced to minimize the consequences of unfavorable events in a crisis situation.

In 2000, OAO Insurance Company "Moscow", a subsidiary of Aeroflot, was reorganized, which enabled Aeroflot to consolidate its insur-







ance operations, reducing the insurance premiums paid, and at the same time improving insurance protection quality. The reorganization made it possible to change the Airline's monitoring system for insurance cases, which allowed the Company to receive insurance indemnity faster and in full, and to analyze insurance cases and their consequences much quicker.



Priorities for risk management in 2001 include:

- tighter control over the provision of high levels of flight security
- development of additional measures to prevent technical incidents and aviation accidents
- control over credit risks
- introduction of a management risk program for ticket sales abroad.

Aeroflot enjoyed a period of financial stabilization in 2000, which allowed it to pay more attention to upgrading the quality of service and the performance of additional services. The Company decided to refurbish its Russian passenger cabins, including updating the interiors, replacing electrical equipment and installing new seats.

In 2001, a significant number of airplanes with updated cabins have been put into service. The first renovated aircraft have already received high praise from passengers.

In 2000, the Company put into operation its brand-new Reservation and Information Centre. It is the first high-tech telephone centre in Russia created by a Russian company. Technical capabilities of the Centre enable 1500 subscribers in Moscow to receive simultaneous operational information on schedules, arrivals and departures of airplanes and reserve tickets for Company flights. Having started with several telephone calls a day in August, by the end of 2000 the Centre was receiving more than 4000 daily calls. In the first six months, approximately 500,000 people used the Centre. The Centre provides information in Russian, English, German and Spanish.

In 2001, the Company is planning to introduce a common Aeroflot information telephone number to operate across Russia. Work is being done to put into operation a similar call centre in Europe, to guarantee the delivery of reserved tickets to passengers, to enable payment for tickets with credit cards and to provide information on tourist services.

Aeroflot has been actively developing its Frequent Flyer Program called "Aeroflot Bonus." The Unit accumulation principle was simplified and the units per flight scheme was modified so that passengers are able to receive their bonuses quicker. The Company has also installed modern technical equipment and increased staffing which has made it possible to reduce, by three times, passenger check-in time. Along with its partner companies, Aeroflot began developing a joint system of unit accumulation and usage, significantly increasing the benefits of the program for the passengers. Five-fold growth in program participants — to approximately

70,000 by the end of 2000 — makes the Airline believe that passengers have appreciated the Company's efforts.

Business plan of the "Aeroflot Bonus" program for 2001 provides for issuing a joint payment card with a major Russian bank. The plan also strives to ensure greater possibilities for passengers to accumulate units with the help of worldwide leaders of the air transport industry.

Marketing research conducted by Aeroflot at the end of 2000 showed that upgrading service on board must be a priority for the Company. The Airline will focus on this priority in 2001.

In 2000, the Airline introduced significant changes to its sales' system in order to increase profits. An agent bonus system was developed and is being introduced as part of a program to encourage agents and corporate clients to use Aeroflot. Aeroflot signed more than 500 contracts for corporate service activities with large Russian and foreign companies. By the end of 2000 a new Aeroflot undertaking — ticket reservation over the phone — had brought additional revenues. In 2001, Aeroflot is planning to expand its bonus commissions program for agents. It will also work to establish an incentive system for agency personnel and Aeroflot partners, expand growth of contractual relations with corporate clients and develop a corporate and agent network in the Russian regions.

In 2000, Aeroflot's Flight Control Centre, the largest in Eastern Europe, was put into service. Fitted with modern equipment, it



enables Aeroflot to more effectively control its aircraft, accounting for all essential factors and parameters to monitor each of its aircraft's pre-flight preparation and flights all over the world.

The transformation to a new level of decision-making is impossible without the introduction of an integrated resource management system. The SAP/R3 system that was put into service in 2000 has helped to structure financial, economic and administrative information. The introduction of SAP/R3 started with establishing main cost centres to ensure optimization of stock, and to control expenses. A significant amount of work was carried out during the year — from pre-project research to putting separate elements of the system into service.
By the end of 2000, more than 150 workstations had been connected to the system. In 2000, SAP/R3 was functioning in the Ground Handling Complex and trial operations in the logistics department had begun. In 2001, Aeroflot plans to introduce the system in six more divisions of the Airline, and the whole project is to be completed by 2002.

In 2000, all the necessary preliminary work was done in order to choose a modern program and technological solutions to manage network routes and revenue. The solutions chosen were the latest development of the Sabre Company — one of the market leaders in these types of systems. AirPrice and AirMax will make it possible to recreate a new management process for rates, pricing and group air carriage. APM and FAM will maintain the management process for the route network. In 2001, two of the four base systems will be put into operation. All four systems will be fully operational in 2002.

Early in 2000 an automated passenger departure handling system became operational. It controls outgoing flight load and supports passenger check-in to the final destination. The system allowed the Company to introduce new standards of serving passengers during check-in at Sheremetyevo-2. The Company is now ready to distribute the system and in 2001 plans to do so in all Russian airports where Aeroflot flies.

Aeroflot's more intensive activity in 2000 set completely new requirements for the speed of communications within the Company. As the Company now expects greater efficiency of its employees, there is a need for introducing an up-to-date communications system. An ever-increasing number of Aeroflot departments now maintain their own sites on the Company's intranet. Besides general information on the departments' work, these sites efficiently publish news and documents. With the use of the Lotus Notes corporate system, the Company's employees have increased access to the necessary Company databases.

Employee participation was expanded through financial, commercial and technical committees. Their task is developing recommendations for the most important aspects of Aeroflot's activities. This allows different points of view to be expressed and considered during the decision-making process, which we believe enhances this process.

The Company was also working on creating a modern motivation system established in accordance with two principles: consideration of the contribution of employees to the development of the Company and merit-based remuneration.

The participation of the Company's team in the development and realization of Aeroflot's strategic business initiatives (adopted in the middle of 2000) played an important role in the establishment of the motivation system. This initiative enabled the Company to create an open, constructive atmosphere among its employees and to introduce into practice the elements of a new, modern business culture. The Company is planning to introduce this new motivation system in 2001.

The results of 2000 prove that Aeroflot has found the means to overcome its old way of thinking and has developed approaches to solve complex, multifunctional tasks. The efforts of Aeroflot employees and management to carry out the Company's strategy resulted in a significant increase in the Company's market capitalization. The 40% growth in the price of Aeroflot's shares in 2000 testifies to the positive effect of its chosen strategy and rewards the risk taken by investors.







Overall traffic

In 2000, Aeroflot planes flew to 73 countries around the world with commercial and refuelling landings in 129 cities, including 10 airports in the CIS and Baltic countries, and 25 within the Russian Federation.

In 2000, 55,966 flights were made (or 1,076 flights a week) — 4.4% more than in 1999. 26,550.6 million seat-kilometers were offered, which is 3.9% less than in 1999 due to lower average flight length.

The Company transported 5,100,900 passengers and 107.4 thousand tons of cargo and mail in 2000. Aeroflot flew 17.4 billion passenger-kilometers and 2.2 billion ton-kilometers (see also Tables 1 and 2 on page 10).

Traffic volume was higher than in 1999:

- Passenger turnover — by 6.3% (+1,028.8 million passenger-km),
- Tons per kilometer — by 8.7% (+179.8 million ton km),
- Passenger traffic — by 10.7% (+491,600 passengers),
- Cargo traffic — by 19.8% (+17,300 tons),
- Mail traffic — by 32.0% (+600 tons).

Traffic structure

In 2000, domestic air traffic grew faster than international. The amount of passenger traffic on domestic airlines increased by 2% and reached 27.4% of total passenger traffic. The amount of passenger traffic on international flights (including CIS countries and the Baltic states) decreased and amounted to 72.6% of the total volume of traffic.

Cargo traffic increased both on international (+19.1%) and domestic flights (+25.6%) due to better use of the cargo sections on passenger aircraft of all types.

Though the Company still concentrates its activities on regular passenger flights, it has also taken measures to develop tourist and charter traffic.

Its revenues from irregular passenger traffic have increased by 112.3% in 2000 compared to 1999 with a simultaneous growth in volume by 56%. On the whole, the share of passenger traffic in 2000 on irregular (charter) flights was 5.2% of the total amount of passenger traffic (see Table 2 on page 10).

Qualitative parameters

In 2000, Aeroflot significantly improved efficiency of its operations. The average aircraft load factor on the international and domestic flights compared to 1999 increased by 3.7% and achieved 54.5% (see Table 3a on page 11).

Average passenger load factor reached 65.7% in 2000 and increased by 6.3% compared to 1999. On international flights, passenger load factor amounted to 64.2% (7.5% growth). Domestic passenger load factor decreased by 1.4% due to a considerable increase in traffic volume. However, domestic passenger load factor remained at a relatively high level and reached 72.7%, which again supports the opening of new flights (see Table 3b on page 11).

Utilization/flight hours

The utilization of passenger aircraft of all types remained at the same level of 1999 (-0.2%), and on cargo aircraft it exceeded the level of 1999 by 13.6% (+2,028 hours). At the same time, flight productivity on all aircraft types increased by 8.6% on average compared with 1999.

The largest average daily utilization per listed aircraft was on foreign-produced aircraft:

Boeing 767	12.8 hours
Boeing 777	11.0 hours
Airbus 310	9.4 hours
Boeing 737 and DC 10	8.1 hours

The largest average daily utilization per Russian-produced aircraft was on the Il-96 which was 6.7 hours.

Table 1. Growth in volume of work in comparison with 1999

	International airlines	Domestic airlines
Passenger turnover	+6.2% (+827.3 million passenger/km)	+6.4% (+201.5 million passenger/km)
Tons per kilometer	+8.7% (+149.7 million ton/km)	+8.9% (+30.1 million ton/km)
Passenger traffic	+7.7% (+264,400 passengers)	+19.4% (+227,200 passengers)
Mail and cargo traffic	+19.2% (+15,400 tons)	+26.9% (+2,600 tons)

Table 2. Traffic structure

Regular traffic	1999	2000	by 1999(%)
Passengers	4,438,900	4,835,000	108.9
Cargo and mail (tons)	80,300	99,200	123.5

Irregular traffic	1999	2000	by 1999(%)
Passengers	170,400	265,900	156.0
Cargo and mail (tons)	9,200	8,200	89.1

Table 3a. Aircraft Load Factor

Type of aircraft	1999	2000	+/-
Il-96	44.1	52.0	7.9
Boeing 767	42.3	49.1	6.8
Boeing 737	49.1	54.6	5.5
Boeing 777	45.9	56.2	10.3
Airbus 310	50.6	52.8	2.2
Il-62M	54.0	54.8	0.8
Il-86	48.6	60.5	11.9
Tu-154	48.0	50.7	2.7
Tu-134	46.6	51.7	5.1
Il-76	57.4	59.5	2.1
DC-10-30F	61.3	69.0	7.7
Total	**50.8**	**54.5**	**3.7**
Including international flights	**49.5**	**53.6**	**4.1**
Domestic flights	**58.3**	**59.5**	**1.2**

Table 3b. Passenger Load Factor

Type of aircraft	1999	2000	+/-
Il-96	55.0	65.4	10.4
Boeing 767	47.7	64.2	16.5
Boeing 737	55.8	61.4	5.6
Boeing 777	59.0	71.1	12.1
Airbus 310	61.0	63.5	2.5
Il-62M	76.0	72.4	-3.6
Il-86	56.1	70.6	14.5
Tu-154	59.9	62.1	2.2
Tu-134	59.2	65.5	6.3
Il-76	—	—	—
DC-10-30F	—	—	—
Total	**59.4**	**65.7**	**6.3**
Including international flights	**56.7**	**64.2**	**7.5**
Domestic flights	**74.1**	**72.7**	**-1.4**

Aeroflot's fleet

The following changes took place in the fleet:

- two Boeing 767's were acquired on an operating lease;
- two Russian aircraft were written off (one Il-62M and one Il-76)
- two Russian aircraft (Tu-154's) were contributed to Aeroflot-Don, the newly created subsidiary



Returned at the end of the lease agreement:

- to the firm Aviaenergo — one Il-62M and two Tu-154Ms
- to the firm Kominteravia — two Tu-134s

As of January 1, 2001, the fleet consisted of 109 aircraft — 81 owned by Aeroflot and 28 leased (see Note 1 to the accompanying financial statements).

Aircraft fuel

In 2000, Aeroflot, along with the rest of the global aviation community, encountered significantly increased fuel prices both domestically and abroad. To reduce the negative effect on the Company's profitability and cash flow, a number of measures were taken, the most important of which was an increase in the utilization of modern fuel-efficient aircraft, such as the Boeing 767, Boeing 777, Airbus 310, Boeing 737 and Il-96. Although these represented only 30.6% of the fleet, they provided 60.6% of the passenger turnover and made it possible to decrease the average consumption of fuel by 8.7%

In 2000, the Aeroflot Managing Board made the decision to hedge fuel purchases abroad and developed major plans for this. These plans will be carried out in 2001 under market conditions more favorable for the Company.

Flight safety and regularity

The Company's flight safety level has been stable for the last three years at 99.90% - 99.98%, well within ICAO standards. But regardless of the high safety level of Aeroflot's flights, the Company constantly modernizes its technology, processes and equipment, is carrying out permanent close control over procedures to keep its aircraft ready for operation. Safety is also ensured by the Aeroflot flight team's high level of professional training.

Within the framework of maintaining Aeroflot's high safety level, in 2000 all Company's airplanes were equipped with Traffic Collision Avoidance Systems (TCAS), which were required in European air space as of April 1, 2001. New navigation complexes, individual emergency oxygen equipment, and precise navigation equipment have also been installed. Additional work has been performed on the VOR/ILS impulse modulation interference suppression equipment and de-icing technology for protecting the aircraft on the ground.

Overall departure regularity compared to 1999 increased by 1.7% and amounted to 85.2% (taking into account meteorological conditions, it increased by 1.3% and amounted to 87.8%)

Personnel

The average number of personnel in 2000 was 14,801, including 14,316 employees involved in its core activities. Compared to 1999, the average number of personnel increased by 372, mainly in the customer service departments (see Table 4).

The average staff remuneration increased by 2.1% and labor productivity increased by 5.7%.

Professional training and advanced qualifications

Employees received advanced training at the Aviation Personnel Training Centre on 160 programs certified by the Russian State Agency for Civil Aviation. The training process is conducted with computer training and monitoring programs.

In 2000, 10,152 students received training and 804 courses were conducted. A unified refresher training program was drawn up to train flight teams on foreign aircraft. Aeroflot flight teams conducted 6,535 drills and spent 14,534 hours in the air. Construction of the second stage of the training complex was completed.

The foreign language training department created programs and manuals for foreign language studies based on the specific character of flight team activities and the work of flight attendants and technical personnel. All in all 2,610 students had language training in the Centre in 2000.

Protection of the environment

Aeroflot has devoted great attention to environmental protection as required by Russian legislation. In particular, the Company constantly monitors the pollution allowed by stationary and movable sources and supervises the temporary storage and utilization facilities for operational waste.

Table 4. Personnel at year's end

Personnel	2000	1999	1998
Captains and First Officers	1252	1281	1247
Other officers	941	1009	1075
Flight attendants	2882	2919	2761
Maintenance and repair	3190	3062	2958
Sales of tickets, services and advertising	1453	1260	1267
Airport services	2657	2464	1539
Other personnel	2977	2999	3510
Total	**15352**	**14994**	**14384**

Enterprises wholly or partially owned by Aeroflot



Aeroflot wholly or partially owns 52 enterprises.

9 largest subsidiaries and associated undertakings:

Aeroflot-Don
Aeroflot's share in the share capital is 51%. The company is a regional airline.

Aeroimp
Aeroflot's share in the share capital is 25%. LLC Aeroimp was set up in order to manage the four-star Aerostar Hotel.

Airport Moscow
Aeroflot's share in the share capital is 50%. The main activities of the company are related to cargo handling.

Insurance Company "Moscow"
Aeroflot's share in the share capital is 74.5%. The exclusive activity is insurance.

Aeromar
Aeroflot's share in the share capital is 51%. Aeromar's main activity is the production of food and beverages for in-flight catering.

Aerofirst
Aeroflot's share in the share capital is 33%. The main activity of the company is duty-free trade.

ZAO TZK
Aeroflot's share in the share capital is 31%. The company specializes in supply of aviation fuel and airplane refueling.

Sherotel
Aeroflot's share in the share capital is 100%. The main activity is construction and maintenance of hotel and office complexes.

Aeroflot-Garant
Aeroflot's share in the share capital is 81.1%. The fund's exclusive activity is the provision of private pensions for retired participants.

Structure of enterprises by industry sector (a total of 52 enterprises)



Aviation companies
Shipping, cargo, mail
Tourism, servicing clients
Supply and deliveries
Hotels
Finances
Communications
Publishing
Non-profit organizations
Other

Information for investors and shareholders



General information on Aeroflot

Joint Stock Company "Aeroflot — Russian Airlines" was established in accordance with the Russian Federal Government Decrees #527 of July 28, 1992, "On Measures For Organizing the International Airlines of the Russian Federation", #267 of April 1, 1992, "On Joint Stock Company Aeroflot — Russian International Airlines", and #314 of April 12, 1994, "On Approval of the Establishment of the Joint Stock Company Aeroflot — Russian International Airlines".

Aeroflot's registration with the State was conducted by the Moscow registration chamber. Its registration certificate is #032175 of June 21, 1994.

The Russian statutory auditor — Vneshaudit, legal address: 25-27/2, Bolshaya Yakimanka Street, Moscow, 109180, tel. 253-1331. Vneshaudit's license #012998 of February 26, 1998 was issued by the Central Attestation Committee of the Ministry of Finance of the Russian Federation.

The international auditor — Arthur Andersen, legal address: 14, Staraya Basmannaya Street, Moscow, 103064, tel 755-9700. License #006000 of June 28, 2000 was issued by the Ministry of Finance of the Russian Federation.

The specialized registrar — the National Registration Company, private joint stock company, legal address: 22, Baltschug Street, Moscow, 113035, tel. 440-3104. License of the Federal Securities Commission #01014 of March 19, 1996.

Shares

Aeroflot's authorized capital amounts to 1,110,616,299 rubles. The par value of each share is 1 ruble.

The Moscow Government Finance Department conducted the State registration of the first issue of Aeroflot shares. The issue of shares was given the State registration code #73-1 p-5142 of June 22, 1995. State registration of the second issue of Aeroflot shares was conducted by the Federal Commission for the Securities

Market of the Russian Federation. The issue of shares was given the State registration code #1-02-00010-A of February 1, 1999.

The amount of declared shares is 2,056,696,850 ordinary shares with the nominal value of 1(one) ruble each.

The list of the ten largest shareholders as of January 1, 2001

1. Ministry of Property Relations of the Russian Federation (owner)
2. LLC CB Chase Manhattan Bank International (nominee shareholder)
3. ZAO Depositary-Clearing Company (nominee shareholder)
4. ZAO Bank Credit Suisse First Boston JSC (nominee shareholder)
5. ZAO Brunswick Warburg Nominees (nominee shareholder)
6. LLC CB Citibank T/O (nominee shareholder)
7. LLC Latis (owner)
8. Pruett Enterprises Limited (owner)
9. Taft Enterprises Limited (owner)
10. Lindsell Enterprises Limited (owner)

Main trading floors

The Russian Trade System (RTS). The shares are traded on the first level quotation list.

Moscow Inter-Bank Currency Exchange (MMVB). The shares have the status of non-listed securities.

Market value of shares and trade volume

At the close of RTS on December 31, 2000, the weighted average price of Aeroflot shares amounted to USD 0.205 per share. Thus, the market capitalization of the Company as of December 31, 2000, amounted to USD 227,676,341 (see Table 5 on page 17). The Company's market share price increased during 2000 by 41% while the RTS Russian stock exchange index decreased by 19%.

The highest price of the share during 2000 was on October 3 at USD 0.26548 per share and the lowest — on May 24 at USD 0.1452 per share.

The total volume of traded Aeroflot shares on the RTS in 2000 was 151,920,421 shares (13.68% of the general number of shares) amounting to approximately USD 30 million.

In the RTS system, Aeroflot securities have the ticker AFLT.

Program of Global Depository Receipts (GDR's)

On December 21, 2000, Aeroflot and Deutsche Bank signed an agreement on carrying out a GDR program according to point S and Rule 144A of the U.S. Securities and Exchange Commission (SEC) in the amount of 20% of the Company's authorized capital. This allows the Company to place the shares on international stock exchanges.



Structure of Joint Stock Company Aeroflot — Russian Airlines authorized capital and its changes from 1998 to 2000 (%)


21%
28%
51%
21%
28%
51%
15%
34%
51%

As of January 1, 1999 | As of January 1, 2000 | As of January 1, 2001

Federal property | Corporates | Individuals

GDR technical parameters:

GDR 144A
CUSIP NUMBER: 007771 10 8
ISIN NUMBER: US007771 1085
Reg S
CUSIP NUMBER: 007771 20 7
ISIN NUMBER: US0077712075

The Company is planning to start listing depositary receipts on international exchanges, including NEWEX (Vienna) and the London Stock Exchange.

Board of Directors

In 2000, the Aeroflot Board of Directors held 15 meetings where it considered more than 80 issues concerning the development of the Company and its current activities. They include Aeroflot's strategy development, issues related to improving economic and commercial activity, economic and finan-

Table 5. Capitalization movement of Joint Stock Company Aeroflot — Russian Airlines from 1998–2000, in millions of dollars


250
200
150
100
50
0
87.7
161.6
227.7
December 1998
December 1999
December 2000

cial policies, future network of routes and criteria for development of the Company's fleet. Service issues were also given high priority by the Board of Directors.

During the past year all the main groups of shareholders were represented on the Board of Directors: the State, staff, Russian legal entities and foreign legal entities. Information on decisions taken by the Board of Directors is regularly given to the shareholders and the public.

Information disclosure

Activity related to information disclosure is one of Aeroflot's priorities when working with its shareholders and the investment community.

In addition to the annual financial statements prepared in accordance with International Accounting Standards (IAS), which Aeroflot has been issuing since 1996, the Company is planning to prepare interim standalone IAS financial statements on a semi-annual basis.

The Company strives to provide access to information on a timely basis. Aeroflot maintains its corporate site on the Internet, actively uses e-mail and provides information through information agencies' websites, in quarterly briefings with financial and fund analysts, in personal meetings and press conferences.

It is also possible to receive operational information about the Company's activities using the Aeroflot hot line for shareholders and investors.

The NAUFOR (The National Association of Stock Market Participants) has ranked Aeroflot at the highest level for transparency, testifying to the high quality of the Company's information disclosure.

One can obtain information on Aeroflot's activities from the following Internet sites:

www.aeroflot.ru
(corporate site of Aeroflot)
www.fscm.ru
(site — Federal Committee for Security Market)
www.skrin.ru
(site — Emitent)
www.rts.ru
(Russian trade system)
www.newex.com
(NEWEX — New Europe Stock Exchange)


1


2


3


4


5


6


7


8


9

1 **Sergey O. Frank**
Chairman of the Board,
Minister of Transport of the Russian Federation

2 **Vladimir S. Goryachev**
Director of the Department of Economic Regulation of Civil Aviation, Ministry of Transport of the Russian Federation

3 **German O. Gref**
Minister of Economic Development and Trade of the Russian Federation

4 **Alexander Y. Zurabov**
First Deputy General Director — Finance & Commerce of JSC Aeroflot

5 **Valery M. Okulov**
General Director of JSC Aeroflot

6 **Andrey Y. Petrov**
Deputy Finance Minister of the Russian Federation

7 **Andrey G. Svinarenko**
First Deputy Minister of Industry, Science and Technology of the Russian Federation

8 **David A. Herne**
Fund Manager,
Brunswick Capital Management

9 **Evgeny I. Shaposhnikov**
Assistant to President of the Russian Federation

Chairman and Chief Executive Officer

Valery M. Okulov
General Director

Deputy Chief Executive Officer

Anatoli I. Volymerets
First Deputy General Director

Members of the Board

Vasily N. Avilov
Administration Head

Vladimir N. Antonov
Deputy General Director for Aviation & Corporate Security

Vladimir V. Gerasimov
Deputy General Director, Contracts & Logistics

Nikolay V. Egorov
Deputy General Director of Information Technology

Boris P. Eliseiev
Director, Legal Department

Alexander Y. Zurabov
First Deputy General Director — Finance & Commerce

Vladimir R. Klimenko
Head of Engineering Service

Nikolai A. Kouznetsov
Deputy General Director — Finance & Planning

Alexander V. Lopukhin
Deputy General Director — Director, Public Relations Department

Yuri I. Matorin
Deputy General Director — Director, Construction and Exploitation

Vladimir D. Mokrinsky
Deputy General Director — Chief of Flight Safety Department

Yuri G. Mnatsakanov
Director of the Department for Commercial and Operational Management Abroad

Oleg M. Osobenkov
Deputy General Director, Personnel

Victor I. Perepelitsa
Deputy General Director — Flight Director

Vladimir V. Smirnov
Deputy General Director — Director, Traffic Ground Support

Vladimir A. Drovosekov
Responsible Secretary





AEROFLOT

Russian Airlines





Aeroflot — Russian Airlines and Subsidiaries consolidated financial statements 31 December 2000

Aeroflot — Russian Airlines and Subsidiaries
Independent auditors' report

To the Shareholders of OAO AEROFLOT — Russian Airlines:

We have audited the accompanying consolidated balance sheet of OAO AEROFLOT — Russian Airlines, an open joint stock company, and its subsidiaries (hereinafter referred to as the "Group"), as of 31 December 2000 and the related consolidated statements of operations, cash flows and shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2000, and the results of its operations and cash flows for the year then ended in accordance with Statements of International Accounting Standards issued by the International Accounting Standards Committee.

We draw attention to Notes 2 and 3 in the accompanying consolidated financial statements that provide discussion of the financial condition of the Group and uncertainties regarding the Group's liquidity and financial positions. The Group reported deteriorating working capital deficit position (deficit position as of 31 December 2000 and 1999 of $229.3 million and $153.8 million, respectively). Management has developed plans and is actively addressing these and other financial and operating issues in order to improve profitability and to strengthen the financial and liquidity positions of the Group. The ultimate improvement in operating results and financial condition are dependent on management's success in achieving their established plans and objectives. The accompanying consolidated financial statements have been prepared on the basis of a going concern and do not include any adjustments that might be necessary should management not be able to achieve their planned results.

Moscow, Russia
15 June 2001

Arthur Andersen ZAO

Consolidated statements of operations

	Notes	Year ended 31 December 2000	Year ended 31 December 1999
		$ million	$ million
Traffic revenue	5	1,074.2	865.4
Other revenue	6	332.7	300.8
Revenue		1,406.9	1,166.2
Operating costs	7	1,073.9	887.2
Staff costs	8	146.2	139.7
Depreciation		104.7	132.0
Operating costs		1,324.8	1,158.9
Operating income		82.1	7.3
Interest expense	9	(48.7)	(52.2)
Interest income		0.9	0.9
Share of income in associated undertakings	24	7.8	4.6
Foreign exchange and translation loss, net	4	(12.0)	(6.8)
Non-operating income, net	10	9.4	40.1
Income (loss) before taxation and minority interest		39.5	(6.1)
Taxation	11	28.6	52.2
Income (loss) after taxation		10.9	(58.3)
Minority interest share of income	21	(2.3)	(1.3)
Income (loss)		8.6	(59.6)
Income (loss) per share	4	0.008	(0.054)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheets

	Notes	31 December 2000	31 December 1999
		$ million	$ million
Assets			
Current assets			
Cash and cash equivalents	12	30.7	55.1
Short-term investments		1.6	1.9
Accounts receivable and prepayments, net	13	257.9	222.4
Inventories	14	22.6	14.8
		312.8	**294.2**
Long-term assets			
Long-term investments, net	15	16.5	15.0
Aircraft lease deposits		32.3	35.4
Other non-current assets	11, 12	13.8	11.7
Property, plant, and equipment, net	16	801.8	851.0
		864.4	**913.1**
Total assets		**1,177.2**	**1,207.3**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	17	432.8	359.9
Short-term borrowings	18	64.8	45.6
Current portion of finance leases payable	19	44.5	42.5
		542.1	**448.0**
Long-term liabilities			
Long-term borrowings	20	3.2	76.5
Finance leases payable	19	390.5	435.1
Non-current accounts payable and accrued liabilities		69.0	78.9
Deferred tax liability	11	97.1	104.1
		559.8	**694.6**
Minority interest	**21**	**7.0**	**5.0**
Shareholders' equity			
Ordinary shares	22	51.6	51.6
Revaluation reserve		—	17.1
Retained earnings (accumulated deficit)	23	16.7	(9.0)
		68.3	**59.7**
Total liabilities and shareholders' equity		**1,177.2**	**1,207.3**

V. M. Okulov
General Director

N. A. Kouznetsov
Deputy General Director
Finance and Planning

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

	Notes	Year ended 31 December 2000	Year ended 31 December 1999
		$ million	$ million
Cash flows from operating activities:			
Income (loss) before profit tax and minority interest		39.5	(6.1)
Adjustments to reconcile loss before profit tax and minority interest to net cash provided by operating activities:			
Depreciation of property, plant and equipment		104.6	132.0
Disposal of property, plant and equipment		4.1	8.8
Decrease in provisions and assets impairments		(49.4)	(20.6)
Accrued interest expense		0.8	2.8
Share of income in associated undertakings		(7.9)	(4.6)
Non-operating income and expenses		—	(37.1)
(Increase) decrease in accounts receivable		(41.7)	1.3
(Increase) decrease in inventories		(8.0)	7.7
Increase (decrease) in accounts payable and accrued liabilities		48.7	(19.0)
Profit tax paid		(4.7)	(5.6)
Net cash provided by operating activities		**86.0**	**59.6**
Cash flows from investing activities:			
Purchases of property, plant & equipment and intangible assets		(72.5)	(69.4)
Proceeds from sale of property, plant & equipment		6.0	1.8
Disposal of short-term investments, net		0.3	6.2
Proceeds from disposal of long-term investments	10	—	50.1
Dividends received		0.5	0.5
Net cash used in investing activities		**(65.7)**	**(10.8)**
Cash flows from financing activities:			
Capital element of finance lease		(42.5)	(38.8)
Dividends paid		(2.5)	(0.8)
Proceeds from (repayment of) borrowings		(4.9)	28.5
Net cash used in financing activities		**(49.9)**	**(11.1)**
Change in cash and cash equivalents		**(29.6)**	**37.7**
Beginning of the year		64.6	28.0
Effect of exchange rate change		(0.2)	(1.1)
Cash and cash equivalents		**34.8**	**64.6**
Supplemental cash flow information:			
Interest paid		(47.9)	(49.4)
Interest received		0.9	0.9

Note:

Included in Cash and cash equivalents as of 31 December 2000 and 1999 are $4.1 million and $9.5 million, respectively, of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations. Restricted cash was classified as "Other non-current assets" in the accompanying consolidated balance sheets.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of shareholders' equity

	Share capital	Revaluation reserve	Retained earnings	Total
	$ million	$ million	$ million	$ million
At 31 December 1998	2.6	42.1	75.0	119.7
Transfer	—	(25.0)	25.0	—
Capitalization of retained earnings (Note 22)	49.0	—	(49.0)	—
Loss	—	—	(59.6)	(59.6)
Dividends — 1999 (Note 23)	—	—	(0.4)	(0.4)
At 31 December 1999	51.6	17.1	(9.0)	59.7
Transfer	—	(17.1)	17.1	—
Income	—	—	8.6	8.6
Dividends — 2000 (Note 23)	—	—	—	—
At 31 December 2000	51.6	—	16.7	68.3

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of the business

Aeroflot — Russian Airlines ("the Company"), formerly Aeroflot — Russian International Airlines, was formed as a joint stock company following a governmental decree in 1992. The 1992 decree conferred all rights and obligations of Aeroflot Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetyevo Airport, to the Company, including inter-government bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation. The principal activity of the Company is the provision of passenger and cargo air transportation services both domestically and internationally and other aviation services from its base at Moscow Sheremetyevo Airport. The Company and its subsidiaries (collectively "the Group") also engage in activities comprising airline catering and the operation of a hotel. Associated undertakings mainly comprise hotel and duty free retail businesses.

At 31 December 2000 and 1999, the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at Leningradsky Prospect 37. The average number of employees in the Company during 2000 was approximately 14.8 thousand.

The table below provides information on the Group's aircraft fleet as of 31 December 2000:

Type of aircraft	Ownership	Aeroflot – Russian Airlines	Aeroflot-Don	Group total
		(quantity)	(quantity)	(quantity)
Ilyushin Il-96-300	Owned	6	—	6
Ilyushin Il-62M	Owned	13	—	13
Ilyushin Il-86	Owned	15	—	15
Ilyushin Il-76 TD (cargo)	Owned	11	—	11
Tupolev Tu-154	Owned	24	11	35
Tupolev Tu-134	Owned	12	5	17
Antonov An-12	Owned	—	3	3
Airbus A-310	Finance lease	4	—	4
Boeing 737-400	Finance lease	10	—	10
Airbus A-310	Operating lease	7	—	7
Boeing 767-36 NER	Operating lease	4	—	4
Boeing 777-2Q8	Operating lease	2	—	2
McDonnell Douglas DC-10-30F (cargo)	Operating lease	1	—	1
		109	19	128

2. Russian environment and economic conditions

General

Russia continues to undergo substantial political, economic and social changes. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy.

Furthermore, the Russian Government has not yet fully implemented the reforms necessary to create banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation during August 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, onerous currency controls, low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's financial statements in the period when they become known and estimable.

Currency exchange and control

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended 31 December 2000, 1999 and 1998.

At 31 December –	Exchange rate
2000	28.16
1999	27.00
1998	20.65

At 15 June 2001, the exchange rate was 29.08 Rubles to 1 US Dollar.

The Group's principal currency exchange rate risks are the ability to recover the investments in non-monetary assets, specifically Property, Plant and Equipment, as well as exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations (primarily aircraft finance lease obligations).

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles. See Note 26 for further discussion of risks associated with currency control regulation compliance.

Inflation

The Russian economy has been characterized by high rates of inflation. The following table summarises the annual rate of inflation for each year in the three-year period ended 31 December 2000.

For the year ended 31 December –	Annual inflation
2000	20.2%
1999	36.5%
1998	84.4%

The Company's principal inflation rate risk relates to the Company's ability to raise tariffs for tickets sold in Russia in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Company could have financial difficulties accompanied by further deterioration in its results of operations and liquidity position.

3. Management plans

At 31 December 2000, the Group had a working capital deficiency of $229.3 million (1999: $153.8 million). During 2000, the Group's working capital deficiency deteriorated by $75.5 million. Several factors non-related to current operating activities of the Group contributed to this deterioration:

I. as further described in Note 20, during 2000 the management of the Group together with the Ministry of Finance of the Russian Federation agreed a settlement of the long-term debt of $76.5 million and related interest of $2.2 million. Only $25.2 million of cash has been used for repayment of the debt, with the remaining portion of the liability being settled by the transfer of all rights to certain accounts receivable (which were fully provided prior to the settlement) and certain other assets whose recoverability was also problematic. As a result of the transaction, the Group recognized a reduction in its reserves for bad debts ($57 million — see also Note 7) and losses on the disposal of investments ($4.3 million — see also Note 10).

II. the Group purchases spare parts and performs major overhauls of its fleet. During 2000, vendors did not provide long-term financing with respect to such operations, therefore, capital expenditures have been partially financed from working capital.

To improve the current liquidity, subsequent to 31 December 2000, the Group issued bonds with one year maturity (see also Note 27). Management believes that this will allow the Group to properly structure its obligations considering the cyclical nature of its business.

To implement a new corporate vision and strategy developed with the assistance of McKinsey & Co., the Group continued rescheduling its network. Several new profitable routes were opened while approximately 40 unprofitable routes were closed. Frequencies of flights were increased significantly which resulted in improved breadth and depth of the Group's network. Aircraft utilization increased by approximately 22 percent in 2000 compared to 1999 and is expected to further increase in 2001 by approximately 12 percent. Route connections improved by 24 percent in 2000 and are planned to increase further by another 19 percent in 2001. During 2000, overall load factor increased by approximately 10 percent. This trend is expected to continue which will result in a further increase in the Company's load factor by approximately 4 percent during 2001.

The Group also intends to convert and sell the remaining depository certificates of Equant N.V. Market value of the underlying shares of Equant N.V as of 15 June 2001 is approximately $29.2 million (see also Note 10), while carrying value is nil.

Taken together, the actions to date and management plans for the future will be sufficient to improve the profitability of operations and allow the Group to continue to meet all of its obligations to its customers and counterparties. In management's opinion, it is appropriate to prepare the accompanying consolidated financial statements on the basis of a going concern.

4. Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standards (IAS). The consolidated financial statements are presented in millions of US Dollars. All significant subsidiaries under legal and/or actual control of the Company are included in the consolidated financial statements. A listing of the Group's principal subsidiaries is set out in Note 29.

The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions (RAL) or locally applicable accounting legislation or practices in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Committee. The statutory amounts of non-monetary assets and liabilities have been adjusted to their historical cost denominated in US Dollars, the measurement currency of the Group, except in the case of owned aircraft fleet and engines owned by the Group at 31 December 1995, which have been independently appraised and valued in US Dollars, so as to present the financial statements in accordance with IAS.

Reporting currency

The US Dollar has been determined as the reporting currency of the Group on the basis that the majority of revenues are denominated in US Dollars and settled in US Dollars or other foreign currency, the majority of assets and liabilities are denominated in foreign currency, as is a significant portion of operating expenses.

Accordingly, these financial statements are presented in US Dollars. Transactions and balances not already measured in US Dollars have been remeasured to US Dollars in accordance with IAS 21, "The Effect of Changes in Foreign Exchange Rates". Since US Dollars are not the currency of a hyperinflationary economy, the provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies" have not been applied.

Consolidation

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. Where a partly owned subsidiary has a net asset deficiency the deficiency is attributed to the Group in full and no amount is assigned to the minority interest. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies are eliminated.

Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group has between 20% and 50% of voting rights, and over which the Group exercises significant influence, but which it does not control. Provisions are recorded for long-term impairment in value.

Equity accounting involves recognising in the statement of operations the Group's share of the associates' profit or loss for the year. The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the amortized value of the goodwill recognized on the acquisition.

A listing of the Group's principal associated undertakings is shown in Note 29.

Management estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to realizability and depreciable lives of property, plant and equipment, provision for bad and doubtful accounts, calculation of revenue from other airline revenue agreements and deferred taxation. Actual results could differ from these estimates.

Revenues

Passenger ticket and cargo waybill sales, net of discounts, are recorded as sales in advance of carriage under current liabilities until recognized as revenue when the transportation service is provided. Commission costs are recognized at the time of ticket sale and are charged to operating costs.

Other revenue is recognized at the time the service is provided.

Segmental reporting

For the purposes of segment disclosure the Group determined the following segments:

a. Business segments

The principal business segments are airline operations, airline catering and hotel operations.

b. Geographical segments

The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographical analysis is provided:

I. *Geographical analysis of turnover from flights*

The analysis of turnover from scheduled flights is based upon the geographical location of the place of flight origin.

II. *Geographical analysis of net assets*

The major revenue-earning assets of the Company are comprised of the aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and liabilities to geographical segments.

Property, plant and equipment

Property, plant and equipment is stated at cost or valuation as described below which do not exceed their estimated net realizable value. Depreciation is calculated to write off the cost or valuation (less estimated salvage value where applicable) over the remaining useful lives of the assets (the useful lives for the fleet range from 11 to 25 years).

a. Fleet

I. *Owned aircraft and engines*

Aircraft and engines owned by the Group at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. The valuation was conducted by Airclaims, an international firm of aircraft appraisers. The Group has chosen not to revalue these assets subsequent to 1995. The 1995 revaluation reserve has been utilized to absorb the depreciation of revaluation adjustments made in 1995.

II. *Finance leased aircraft and engines*

Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognizes finance leases as assets and liabilities in the balance sheets as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. The interest element of the lease payments made is included in interest expense in the statement of operations.

III. *Capitalized maintenance costs*

The valuation of the aircraft and engines at 31 December 1995 reflects the maintenance condition as measured on the basis of previous expenditure on major overhauls and the estimated usage since the previous major overhaul. Amounts spent on major maintenance overhauls subsequently have been capitalized and depreciated to the projected date of the next overhaul. Other maintenance costs are expensed as incurred.

IV. *Depreciation*

During 2000, the Company revised its fleet depreciation policy based on the analysis of economic pattern of fleet utilization and the benchmark methods used in the industry as a whole. Starting from 1 January 2000, fleet assets owned or held under finance leases are depreciated on a straight-line basis to the end of their estimated useful life. Salvage value for the foreign fleet is estimated as 5% of the historic cost, while salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft. Operating lives for the Russian fleet range from 11 to 25 years, for the foreign fleet — 16 years to 20 years. These lives will be reviewed periodically. The change in the basis for estimated useful lives has been made prospectively. See also Note 16.

b. Land and buildings, plant and equipment and other assets under construction

Property and equipment is stated at the historical US Dollar cost. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases. These useful lives range from 10 to 20 years.

Impairment of assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income.

Operating leases

Payments under operating leases are charged to the statement of operations in equal annual amounts over the period of the lease.

Investments

Marketable investments and bank promissory notes are recorded at the lower of cost and market value prevailing at balance sheet date on the basis of individual valuation. Where the market value is below cost, changes in market price are reflected in the statement of operations.

Long term equity and loan investments are recorded at cost less provision for any permanent diminution in value. Dividends are recognized as income in the period during which they are declared and paid.

Inventories

Inventories are valued at the lower of cost or net realizable value as determined by the "first-in, first-out" method. Inventories are reported net of provisions for slow moving or obsolete items.

Accounts receivable

Accounts receivable are stated net of provisions for bad and doubtful debts. Specific provisions are made against receivables whose recovery has been identified as doubtful. Provisions during the year are included in the statement of operations in addition to general allowances associated with the overall delinquency in customer payments.

Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, borrowings, investments, and notes payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

a. Credit risks

The sale of passage and freight documents is largely processed through agencies which are normally linked to country-specific clearing systems for the settlement of passage and freight sales. Individual agents operating outside of the Russian Federation are checked by clearing centres. Individual agents operating in the Russian Federation are checked in-house.

Receivables and liabilities between airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearing house of the International Air Transport Association (IATA).

The Group has a significant amount of non-trade related accounts receivable, the recovery of which could be influenced by economic factors. Management however believes there are no significant risks of loss for bad debt to the Group beyond the provisions already made.

b. Fair value

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At balance sheet date, the fair values of financial instruments held by the Group did not materially differ from their recorded book values.

Management does not believe that it is practicable to estimate the fair value of long-term investments. These instruments are not traded on the Russian financial markets and an objective estimate of fair value is not available.

c. Foreign exchange risk

A majority of sales and purchases are denominated in US Dollars and hence the foreign exchange risk to the Group is minimized. Borrowings are all denominated in US Dollars further reducing foreign currency exposure in US Dollar terms. The Group does not manage foreign exchange risk through the use of hedging instruments but rather matches revenues and expenses in the same currency to limit exposure.

d. Interest rate risk

The Group's main exposure to interest rate risk is from its finance lease liabilities and short-term borrowings. The Group does not use financial hedging instruments as they are not currently available on the Russian market. In 2000 the Group managed its interest rates exposure by fixing interest rates on its liabilities under a portion of its aircraft lease agreements.

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than US Dollars at the balance sheet date are translated into US Dollars at the year-end exchange rate. Exchange differences arising from the settlement of transactions denominated in currencies other than the US Dollar are included in the results at the settlement date using the exchange rate prevailing at that time. Translation differences arising from the above procedures are credited/charged to the statement of operations.

Profit tax

Commencing 1 April 1999, the maximum profit tax rate for industrial enterprises in Russia was reduced from 35% to 30%. Starting from 1 January 2001 the rate has been increased back to 35%.

Deferred profit taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12, "Income Taxes", Revised 1996 ("IAS 12") which was approved by the Board of the International Accounting Standards Committee in 1997 and was adopted by the Group effective 1 January 1997.

IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet. Therefore as of 31 December 2000 deferred tax assets and liabilities have been measured based on 35% tax rate.

Pension cost

The Group contributes to the Russian Federation state pension schemes, social and medical insurance and employment funds in respect of its employees. The Group's contribution amounts to 28% of employees' gross salaries, and is expensed as incurred.

In 1999 and 2000 in addition to the state pension scheme, the Company continued the establishment of a non-government pension fund. Liabilities are accrued based on the annual contribution required and expensed when incurred. See also Note 8.

Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks and short-term interest bearing accounts which are used in the day-to-day financing of the Group's airline activities.

Value added taxes

Value added taxes related to sales are payable to the tax authorities upon reflection of sales. Input VAT is reclaimable against output VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. Output VAT payable and input VAT related to purchase transactions which have not been settled at the balance sheet date are recognized in the balance sheet on a gross basis.

Frequent Flyer Program

The Company records an estimated liability for the incremental cost associated with providing free transportation under "Aeroflot Bonus" program (see also Note 26) when a free travel award is earned. The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in "Aeroflot Bonus" program.

Earnings per share

Income (loss) per share is calculated by dividing the income (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Provisions

A provision is recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i. e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Reclassifications

Certain reclassifications were made to 1999 balances to conform with the 2000 presentation.

5. Traffic revenue

By sector

	2000 $ million	1999 $ million
Scheduled flights:		
Passengers	920.1	754.4
Cargo	92.4	70.0
Charter flights:		
Passengers	36.3	17.1
Cargo	25.4	23.9
	1,074.2	**865.4**

By region

a. Scheduled passenger revenue	2000 $ million	1999 $ million
International flights from Moscow to:		
Europe	174.8	157.5
Asia	99.5	79.7
North America	50.0	48.6
Other	41.5	35.2
International flights to Moscow from:		
Europe	173.1	158.1
Asia	105.0	83.9
North America	44.7	41.2
Other	42.7	34.4
Other international flights	23.8	33.4
Domestic flights	165.0	82.4
	920.1	**754.4**

b. Scheduled cargo revenue	2000 $ million	1999 $ million
International flights from Moscow to:		
Europe	7.6	6.0
Asia	3.4	2.9
North America	5.3	4.6
Other	2.0	1.9
International flights to Moscow from:		
Europe	7.0	5.3
Asia	26.8	20.5
North America	2.5	2.3
Other	3.4	3.2
Other international flights	23.6	17.5
Domestic flights	10.8	5.8
	92.4	**70.0**

6. Other revenue

	2000	1999
By sector	$ million	$ million
Airline revenue agreements	272.4	237.4
Ground handling and maintenance	14.8	17.3
Catering services	14.2	12.4
Hotel revenue	8.2	9.8
Refuelling services	6.8	9.7
Other revenue	16.3	14.2
	332.7	**300.8**

Airline revenue agreements represent primarily revenue from pooling agreements.

Included in other revenue for 2000 and 1999 is revenue from management services provided by the Company to its associated undertaking Aerofirst in the amount of $2.1 million and $2.3 million, respectively.

7. Operating costs

	2000	1999
	$ million	$ million
Aircraft fuel	335.4	201.2
Aircraft and traffic servicing	240.5	233.8
Operating lease expenses	100.5	85.6
Maintenance	94.1	64.1
Sales and marketing	92.0	69.3
Operating taxes	82.6	64.2
Administration and general expenses	64.0	98.0
Third-party passenger services	34.4	35.0
Communication expenses	32.2	24.6
Release of provision for bad and doubtful accounts	(34.2)	(27.8)
Other expenses	32.4	39.2
	1,073.9	**887.2**

Release of provision for doubtful accounts receivable includes $57.0 million release of provision for accounts receivable which were realized from the repayment of a long-term loan (see also Note 20).

8. Staff costs

	2000	1999
	$ million	$ million
Wages and salaries	111.8	106.8
Social security costs	7.0	9.2
Pension costs	27.4	23.7
	146.2	**139.7**

The Group commenced the establishment of a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution scheme for the employer. In 2000 and 1999, the Group made pension contributions to the fund totalling 19.4 million and 1.3 million Russian Rubles, respectively (approximately $690 thousand and $53 thousand, respectively). Total assets of the pension fund as of 31 December 2000 were approximately $1.8 million (Rbl 50,566 million translated at the year-end exchange rate).

9. Interest expense

	2000	1999
	$ million	$ million
Finance leases	37.9	39.6
Long-term borrowings	4.1	7.6
Short-term borrowings	6.7	5.0
	48.7	**52.2**

10. Non-operating income and expense

	2000	1999
By income (expense)	$ million	$ million
Gain from sale of interest in Equant N. V. (I)	—	50.1
Loss on fixed assets disposal, net	(4.0)	(7.0)
Dividend income	0.5	0.5
Gain from long-term investments disposals, net (II)	10.7	—
Loss from short-term investments disposals, net (III)	(11.1)	—
Other income and expenses, net	13.3	(3.5)
	9.4	**40.1**

I. In 1995, the Company received 90,546 depository certificates (subsequently revised to 84,757 certificates) representing an economic interest in Class A shares of the newly established SITA Telecommunications Holdings B. V. (subsequently renamed Equant N.V.), a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) providing communication services to various international airlines. The certificates were distributed free of charge to participating airlines proportionally to their use of SITA services during the period 1990 — 1994.

In 1998 a share split was declared that resulted in 20 new certificates being equal to one original certificate. After the share split, the Company owned 1,695,142 depository certificates. Shares of Equant N. V., the Netherlands-based company, are listed on the New York Stock Exchange and the Bourse de Paris. In December 1999, the Company converted 571,901 of its certificates into shares of Equant N. V. and sold them through a public offering. Proceeds received by the Company from the sale were $50.1 million and are included in non-operating income in the accompanying statement of operations for the year ended 31 December 1999.

As of 31 December 2000 and 1999, the Company owned 1,123,241 depository certificates of Equant N. V., which in the future may be converted to Equant N. V.'s shares. The market value of Equant N. V.'s common shares as of 31 December 2000 was $26 per share ($26 per share as of 15 June 2001). The Company reflects its investments in the depository certificates at cost (nil) in the accompanying consolidated balance sheets.

II. Gain from long-term investments disposals includes $8.0 million of bonds with carrying value of nil which were realized through the repayment of long-term loan (see also Note 20).

III. Loss from short-term investments includes $12.3 million loss resulted from repayment of long-term loan (see also Note 20.)

11. Taxation

	2000	1999
	$ million	$ million
Current income tax charge	(35.1)	(33.2)
Deferred income tax charge	9.6	(17.5)
Share of income taxes of associated companies	(3.1)	(1.5)
	(28.6)	(52.2)

Income (loss) before taxation for financial reporting purposes is reconciled to taxation as follows:

	2000	1999
	$ million	$ million
Income (loss) before taxation	39.5	(6.1)
Theoretical tax charge (gain) at statutory rate of 30% for the years ended 31 December 2000 and 1999	11.9	(1.8)
Effect of tax rate reduction from 35% to 30% for 1999 and increase from 30% to 35% for 2000	13.5	(12.4)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-deductible foreign exchange losses	3.1	35.0
Non-deductible expenses	20.2	29.1
Release of provision for doubtful accounts	(15.2)	—
Reduction in accruals	(2.1)	—
Other non-temporary differences	(2.8)	4.7
Change in valuation allowance on net deferred tax asset	—	(2.4)
Taxation	28.6	52.2

Differences between IAS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. As described in Note 4 starting 1 January 2001 profit tax rate in Russia has been increased from 30% to 35%. The tax effect of the movement on these temporary differences is recorded at the rates of 35% and 30% for the years ended 31 December 2000 and 1999, respectively. The impact of tax rate increase on deferred tax liabilities as of 31 December 2000 is $13.5 million.

As a result of the changes in the Russian tax legislation, a profit tax rate of 30% has been enacted starting from 1 April 1999. As this tax rate was not substantively enacted at 31 December 1998, the effect of the change was reflected in the financial statements for the year ended 31 December 1999. The amount of the decrease in deferred tax liabilities as at 31 December 1998 resulting from reduction in the tax rate is $12.4 million.

The Company performed revaluation of owned engines as of 1 January 2001. The results of this revaluation will be used for statutory tax purposes and will not affect the carrying value of the assets reflected in the financial statements prepared in accordance with IAS. Such revaluation will decrease the difference between the carrying value of the engines and their tax base and, accordingly, will result in a decrease of the deferred tax liability. The estimated deferred tax effect of the change in tax base of engines of approximately $22 million will be recorded in 2001, i. e. in the period when change in tax base occurred, as a deferred tax benefit in the statement of operations.

	2000	Movement	1999	Movement	1998
	$ million	$ million	$ million	$ million	$ million
Tax effects of temporary differences:					
Property, plant & equipment	(80.3)	3.0	(83.3)	19.7	(103.0)
Long-term investments	(22.4)	(0.6)	(21.8)	7.1	(28.9)
Inventories	(0.2)	(2.3)	2.1	4.8	(2.7)
Accounts receivable	(19.4)	3.0	(22.4)	(11.9)	(10.5)
Long-term borrowings	—	—	—	(19.1)	19.1
Accounts payable	27.8	6.5	21.3	(20.5)	41.8
Net deferred tax (liabilities) assets	**(94.5)**	**9.6**	**(104.1)**	**(19.9)**	**(84.2)**
Less valuation allowance	—	—	—	2.4	(2.4)
Total deferred tax assets	**2.6**	**2.6**	—	—	—
Total deferred tax liabilities	**(97.1)**	**7.0**	**(104.1)**	**(17.5)**	**(86.6)**

Deferred tax assets relate to the difference in carrying value of property, plant and equipment and their tax base of the Company's subsidiary. Deferred tax assets are included in other non-current assets in the accompanying balance sheet as of 31 December 2000.

12. Cash and cash equivalents

	2000	1999
	$ million	$ million
Ruble bank accounts	9.1	4.8
Currency bank accounts	19.1	43.7
Cash equivalents	2.5	6.6
	30.7	**55.1**

Included in Other non-current assets as of 31 December 2000 and 1999 are approximately $4.1 million and $9.5 million, respectively, of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations.

13. Accounts receivable and prepayments

	2000	1999
	$ million	$ million
Trade receivables	118.1	188.9
Other receivables	25.7	28.2
Prepayments and accrued income	53.9	41.1
Provision for bad and doubtful accounts	(40.3)	(98.4)
	157.4	159.8
VAT and other taxes recoverable	100.5	62.6
	257.9	**222.4**

In 2000 the Company transferred accounts receivable of $57 million as part of the settlement of its' debt to the Government of the Russian Federation (refer to Note 20). These accounts receivable were previously fully reserved.

14. Inventories

	2000	1999
	$ million	$ million
Fuel	7.0	5.4
Other inventory	15.6	9.4
	22.6	14.8

15. Long-term investments

Movements in the net book value of long-term investments consist of the following:

	Associates equity	Other equity	Marketable bonds	Other	Total
	$ million	$ million	$ million	$ million	$ million
1 January 1999	12.8	4.5	0.7	1.1	19.1
Additions	—	—	—	—	—
Share of undistributed income	3.1	—	—	—	3.1
Dividends received	(0.6)	—	—	—	(0.6)
Disposals	(2.1)	(3.0)	(0.7)	(0.8)	(6.6)
31 December 1999	13.2	1.5	—	0.3	15.0
Additions	—	0.5	—	—	0.5
Share of undistributed income	4.7	—	—	—	4.7
Dividends received	(3.1)	—	—	—	(3.1)
Disposals	(0.3)	—	—	(0.3)	(0.6)
31 December 2000	14.5	2.0	—	—	16.5

A list of the principal subsidiaries and associates is included in Note 29. Net book value is stated after the following provisions for permanent diminution in the value:

31 December 2000	0.5	2.8	—	1.0	4.3
31 December 1999	0.2	13.1	—	1.0	14.3

16. Property, plant and equipment

	Owned *aircraft* and engines	Leased *aircraft* and engines	*Land and* buildings	Plant, *equipment* and other	Assets *under* construction	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Cost or valuation						
31 December 1998	410.5	622.7	140.8	193.0	12.3	1,379.3
Additions	23.7	33.1	0.3	12.7	6.3	76.1
Capitalized overhaul costs	24.0	5.4	—	—	—	29.4
Transfers	34.1	(34.1)	2.5	0.2	(2.7)	—
Disposals	(32.6)	—	(0.1)	(10.2)	(2.2)	(45.1)
31 December 1999	**459.7**	**627.1**	**143.5**	**195.7**	**13.7**	**1,439.7**
Additions	26.7	—	0.4	14.8	9.5	51.4
Capitalized overhaul costs	17.2	4.5	—	—	—	21.7
Transfers	—	—	—	0.3	(0.3)	—
Disposals	(27.2)	—	—	(18.1)	(1.0)	(46.3)
31 December 2000	**476.4**	**631.6**	**143.9**	**192.7**	**21.9**	**1,466.5**
Depreciation						
31 December 1998	(237.0)	(143.0)	(19.0)	(80.3)	—	(479.3)
Charge for the year	(40.0)	(66.5)	(6.9)	(18.6)	—	(132.0)
Disposals	13.3	—	0.1	9.2	—	22.6
Transfers	(18.0)	18.0	—	—	—	—
31 December 1999	**(281.7)**	**(191.5)**	**(25.8)**	**(89.7)**	**—**	**(588.7)**
Charge for the year	(46.7)	(31.9)	(7.1)	(19.0)	—	(104.7)
Additions (I)	(4.0)	—	(0.1)	—	—	(4.1)
Disposals	19.1	—	—	13.7	—	32.8
31 December 2000	**(313.3)**	**(223.4)**	**(33.0)**	**(95.0)**	**—**	**(664.7)**
Net book amount						
31 December 2000	**163.1**	**408.2**	**110.9**	**97.7**	**21.9**	**801.8**
31 December 1999	**178.0**	**435.6**	**117.7**	**106.0**	**13.7**	**851.0**

As described in Note 4 above, in 2000 the Company revised its fleet depreciation methods. Starting from 1 January 2000 fleet (both owned and leased) is depreciated on a straight-line basis to the end of the aircraft estimated useful lives. As a result of the change of the depreciation method, depreciation charge for 2000 reduced by $13.7 million as compared to the depreciation which would have been charged under the previously used method.

If the depreciation method has changed in 1999, depreciation charge for 1999 would have decreased by $14.8 million as compared to the depreciation method used in 1999. Besides the effect of the change in depreciation method, other factors, such as fleet utilization improvement and network rescheduling (refer also to Note 3), had their impact on the depreciation charge.

As of 31 December 2000 fixed assets, principally Russian aircraft and engines, of approximately $13.3 million were pledged as collateral under short-term loan agreements.

I. Additions to depreciation represent the opening accumulated depreciation of fixed assets of the consolidated subsidiary (Aeroflot-Don). See also Note 29.

17. Accounts payable and accrued liabilities

	2000	1999
	$ million	$ million
Trade payables and accruals	233.5	216.3
Sales in advance of carriage	46.7	37.7
Profit and other taxes payable	86.8	77.3
Other payables	19.2	4.8
Wages and social contributions payable	13.4	7.7
Notes payable	19.8	6.6
Accrued interest	4.5	5.9
Advances received	8.7	3.1
Dividends payable	0.2	0.5
	432.8	359.9

18. Short-term borrowings

	2000	1999
	$ million	$ million
Loans in USD		
Savings Bank of the Russian Federation (I)	22.7	29.3
Moscow Narodny Bank Ltd. (II)	—	10.9
Vnesheconombank (III)	6.0	2.3
Guta Bank (IV)	—	1.3
Alfa Bank (V)	5.0	—
Loans and credit lines in Rubles		
Rosbank (VI)	18.5	—
Alfa Bank (VII)	5.4	—
Moscow Narodny Bank Ltd. (VIII)	5.1	—
Savings Bank of the Russian Federation (IX)	1.3	1.8
Guta Bank (X)	0.8	—
	64.8	45.6

Notes:

I. Loan is bearing interest of 13 percent per annum. The loan has been repaid subsequently to year-end as it matured. Fixed assets of $13.3 million pledged as a collateral under this loan agreement are disclosed in Note 16 above.

II. As of 31 December 1999 in addition to loans of $10.9 million, Moscow Narodny Bank Ltd. provided standby letters of credit to the benefit of certain lessors and vendors of the Company totalling $4.6 million. The loan of $10.9 million was repaid subsequently to year-end.

III. Loan is bearing interest of 12 percent per annum and is payable in 2001.

IV. Loan was bearing interest of 10 percent per annum.

V. Loan is bearing interest of 12.25 percent per annum and is payable in 2001.

VI. In 2000, the Company was granted two unsecured overdraft loans with a limit of Rbl 100 million and Rbl 420 million ($3.6 million and $14.9 million, respectively, at the exchange rate as of 31 December 2000). As of 31 December 2000, the balances drawn under these facilities were $3.6 million and $14.9 million, respectively, payable in 2001 and bearing interest of 21 percent per annum and 20.8 percent per annum, respectively. The loan has been repaid subsequently to year-end.

VII. In 2000, the Company was granted two unsecured overdraft loans with a limit of Rbl 100 million and Rbl 50 million ($3.6 million and $1.8 million, respectively, at the exchange rate as of 31 December 2000). As of 31 December 2000, the balances drawn under these facilities were $3.6 million and $1.8 million, respectively, payable in 2001 and bearing variable interest of 12.25 – 22.75 percent per annum depending on the length of the borrowing period.

VIII. Unsecured loan bearing 18 percent per annum. The loan has been repaid subsequently to year-end.

IX. In 2000, the Company was granted an unsecured overdraft loan with a limit of Rbl 100 million ($3.6 million at the exchange rate as of 31 December 2000). As of 31 December 2000, the balance drawn under this facility was $1.3 million payable in 2001 and bearing interest of 16 percent per annum. The loan has been repaid subsequently to year-end.

X. In 2000, the Company was granted an unsecured overdraft loan with a limit of Rbl 100 million ($3.6 million at the exchange rate as of 31 December 2000). As of 31 December 2000, the balance drawn under this facility was $0.8 million payable in 2001 and bearing interest of 15 percent per annum.

19. Finance leases payable

The Company leases foreign aircraft under the finance lease agreements. Leased assets are listed in Note 1 above.

	2000	1999
	$ million	$ million
Total outstanding payments	616.5	697.4
Finance charge	(181.5)	(219.8)
Principal outstanding	**435.0**	**477.6**
Representing:		
Short-term lease payable	44.5	42.5
Long-term lease payable	390.5	435.1
Due for repayment (principal and finance charge):		
Within one year	80.1	80.8
Between:		
one and two years	82.5	80.1
two and three years	80.1	82.5
three and four years	81.9	80.1
four and five years	66.0	81.9
five and ten years	225.3	273.1
after ten years	0.6	18.9
	616.5	**697.4**

Interest unpaid at 31 December 2000 and 1999 was approximately $4.2 million and $4.6 million, respectively, and has been included in accounts payable and accrued liabilities. The effective interest rates on these leases range from 7.5% to 8.95%.

The Company's aircraft leases are subject to normal positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

20. Long-term borrowings

	2000 $ million	1999 $ million
Government of the Russian Federation	—	76.5
Other	3.2	—
	3.2	76.5

In December 1998, the Government of the Russian Federation included all of the foreign debts of the Company's subsidiary Sherotel in the Paris Club arrangements. In return, the Company signed a loan agreement with the Ministry of Finance of the Russian Federation for $76.5 million. Under the terms of the agreement, the Company acquired the outstanding obligations of JSC "Sherotel" to the government of the Russian Federation on debts to foreign creditors. This loan was to be repaid in 2001 through 2012 in accordance with the agreed repayment schedule. The loan's contractual interest equaled six month LIBOR plus 13/16 of a percent, due semi-annually.

During 2000, the Company together with the Ministry of Finance of the Russian Federation agreed a settlement of the debt and the loan has been repaid in full during 2000. As part of the settlement agreement the Company transferred old accounts receivable totalling approximately $57 million which were previously fully provided. As a result, the Company reduced its bad debt reserves by $57 million in the accompanying consolidated statement of operations for the year ended 31 December 2000 (see also Note 7). As another part of the settlement agreement, the Company transferred bonds which were recorded at nil carrying value at a profit $8.0 million and short-term investments at a net loss of $12.3 million (see also Note 10).

21. Minority interest

	2000 $ million	1999 $ million
Beginning balance	5.0	4.2
Minority interest at the date of acquisition of a new subsidiary	1.5	—
Share of net profit of subsidiaries	2.3	1.3
Dividends	(1.8)	(0.5)
	7.0	5.0

During 2000, the Company acquired interest in a new subsidiary ZAO "Aeroflot-Don" (see also Note 29).

22. Ordinary shares

	Number of shares authorized, issued and outstanding	Book amount
		$ million
Ordinary shares of one Russian Ruble each:		
As of 31 December 2000 and 1999	1,110,616,299	51.6

During 1999, the Company issued 1,107,452,150 of ordinary shares with a par value of 1.00 Ruble each, and the share capital of the Company has been increased up to 1,111 million Rubles as result of the issuance. Share capital has been increased as a result of the statutory revaluation of tangible assets of the Company performed in prior years. New shares have been distributed on a pro-rata basis among all shareholders without any additional consideration.
As a result of this share emission, $49.0 million has been reclassified from retained earnings to share capital in the accompanying statement of shareholders' equity.

Ordinary shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting.

The Company launched its Level 1 Global Depositary Receipts (GDR) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group which allowed the Company's shareholders to swap their shares in GDRs, which trade over-the-counter in US and European markets. The swap ratio was established at 100 shares per GDR, and totalled 20% of the Company's share capital. Subsequently to year-end (refer also to Note 27) the Company's GDRs were listed at NEWEX (New Europe Stock Exchange) Vienna, Austria.

23. Reserves and dividends

The distributable reserves of the Group comprise only the distributable reserves of the parent company. Furthermore, the statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit. For the years ended 31 December 2000 and 1999, the statutory profit for the Company as reported in the published annual statutory reporting forms was 1,238 million and 110 million Russian Rubles, respectively. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

For the years ended 31 December 2000 and 1999 the shareholders of the Company have approved dividends totalling 33.3 million Russian Rubles ($1.2 million at the 2000 year-end exchange rate) and 11.1 million Russian Rubles (approximately $0.4 million at the 1999 year-end exchange rate), respectively.

Dividends for 1999 were accrued in the financial statements for the year ended 31 December 1999. In accordance with IAS 10 (revised 1999) "Events after the balance sheet date" which became operative for annual financial statements covering periods beginning on or after 1 January 2000, dividends for 2000 which were declared and approved subsequently to 31 December 2000, have not been accrued in the accompanying financial statements for the year ended 31 December 2000.

The transfer between revaluation reserve and retained earnings in 2000 and 1999 represents the portion of the depreciation charge in respect of the revaluation increment on property, plant and equipment charged to the statement of operations during the year net of the effect of deferred taxation.

24. Segment information

Reporting format — business segments

	Airline	Catering	Hotels	Other	Eliminations	Group
Year ended 31 December 2000	$ million	$ million	$ million	$ million	$ million	$ million
External sales	1,384.5	14.2	8.2	—	—	1,406.9
Intrasegment sales	—	32.1	3.6	—	(35.7)	—
Total revenue	**1,384.5**	**46.3**	**11.8**	**—**	**(35.7)**	**1,406.9**
Operating profit (loss)	79.4	3.2	(0.5)	—	—	82.1
Interest expense	(48.6)	—	(5.9)	—	5.8	(48.7)
Interest income	6.7	—	—	—	(5.8)	0.9
Share of associates	—	—	0.3	7.5	—	7.8
Foreign exchange and translation loss, net	(7.2)	(0.4)	(4.4)	—	—	(12.0)
Net non-operating income	14.5	—	0.5	—	(5.6)	9.4
Income (loss) before tax	**44.8**	**2.8**	**(10.0)**	**7.5**	**(5.6)**	**39.5**
Taxation	(20.3)	(2.5)	(2.9)	(2.9)	—	(28.6)
Income (loss) after tax	**24.5**	**0.3**	**(12.9)**	**4.6**	**(5.6)**	**10.9**
Minority interest						(2.3)
Net income						**8.6**
Segment assets	1,107.3	11.8	43.5	—	—	1,162.6
Associates	—	—	6.5	8.1	—	14.6
Consolidated total assets						**1,177.2**
Segment liabilities	1,065.5	14.0	22.4	—	—	1,101.9
Capital expenditure	71.6	0.9	—	—	—	72.5
Depreciation	98.4	1.0	5.3	—	—	104.7

Reporting format — business segments

Year ended 31 December 1999	Airline $ million	Catering $ million	Hotels $ million	Other $ million	Eliminations $ million	Group $ million
External sales	1,144.0	12.4	9.8	—	—	1,166.2
Intrasegment sales	—	36.1	2.4	—	(38.5)	—
Total revenue	**1,144.0**	**48.5**	**12.2**	**—**	**(38.5)**	**1,166.2**
Operating profit (loss)	5.6	5.9	(0.7)	—	(3.5)	7.3
Interest expense	(52.2)	—	(4.8)	—	4.8	(52.2)
Interest income	5.6	—	0.1	—	(4.8)	0.9
Share of associates	—	—	0.9	3.7	—	4.6
Foreign exchange and translation loss, net	(5.2)	(0.4)	(1.2)	—	—	(6.8)
Net non-operating income	40.8	—	0.3	—	(1.0)	40.1
Income (loss) before tax	**(5.4)**	**5.5**	**(5.4)**	**3.7**	**(4.5)**	**(6.1)**
Taxation	(36.3)	(3.0)	(11.4)	(1.5)	—	(52.2)
(Loss) income after tax	**(41.7)**	**2.5**	**(16.8)**	**2.2**	**(4.5)**	**(58.3)**
Minority interest						(1.3)
Net loss						**(59.6)**
Segment assets	1,134.0	14.0	48.0	—	—	1,196.0
Associates	—	—	6.4	4.9	—	11.3
Consolidated total assets						**1,207.3**
Segment liabilities	1,114.8	13.0	14.8	—	—	1,142.6
Capital expenditure	68.6	0.7	0.1	—	—	69.4
Depreciation	125.6	1.0	5.4	—	—	132.0

The Group is organized into three main segments:

- Airline — domestic and international passenger and cargo air transport and other airline services;
- Catering — the preparation of food and beverages for air travel; and
- Hotels — the operation of hotels.

All operations are based in Russia therefore no geographical segment information is disclosed. Details of the geographical split of revenues from scheduled passenger and cargo airline activities are provided in Note 5.

25. Commitments under operating leases

The future minimum lease payments under non-cancellable foreign aircraft and other operating leases are as follows (the amounts below represent base rent. Maintenance fees which will be paid to the lessors based on actual flight hours are not included in the table):

	2000	1999
	$ million	$ million
Within one year	95.7	94.4
Between:		
one and two years	91.9	91.1
two and three years	80.4	91.1
three and four years	56.5	80.0
four and five years	48.7	59.9
after five years	29.1	76.1
Total minimum payments	402.3	492.6

For details of the fleet under operating leases refer to Note 1.

26. Contingent liabilities

Political environment

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia. The nature and frequency of these developments and events associated with these risks, which generally are not covered by insurance, as well as their effect on future operations and earnings are not predictable.

Taxation

Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax authorities for three years. Management of the Group believes that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.

Currency control

The Group operates in approximately 50 countries, as well as in Russia, through its representative offices. Given the Group's significant foreign currency revenues and obligations, it is exposed to the risk of non-compliance with Russian currency control legislation. Management believes that the Group generally complies with the currency control regulations and that no contingency provisions are necessary in the accompanying consolidated financial statements.

Legal

I. Members of former management of the Company and two Swiss non-bank financial companies that provided treasury and financial services to the Company are currently under investigation by Swiss and Russian authorities for potential misconduct related to the funds managed under the treasury and financial services agreements that were entered into by the former management of the Company.

For part of 1997, the company providing treasury services had a director in common with the Company. From May 1997, following a new agreement between the parties restrictions were placed upon the use of the funds by means of a fiduciary clause requiring that all funds provided to the Swiss financial company be deposited with the Union Bank of Switzerland. In the course of providing treasury services the Swiss financial company also effected payments on behalf of the Company. Commissions charged during 1999, 1998 and 1997 totalled $2.5 million, $14.5 million and $10.1 million, respectively. As of 31 December 2000 and 1999, no funds were held by this non-bank Swiss financial company. The operations with the company providing treasury services were ceased in May 1999. During 2000, $0.4 million of finance charges have been billed to the Company on the outstanding liability for the services.

In addition, the Company had an unsecured $25.0 million US Dollar denominated bridging credit facility with a subsidiary of the Swiss financial company referred to above. The funds drawn on this facility were repaid in 1999. No balance was outstanding as of 31 December 2000 and 1999. The credit lines were for a maximum duration of 180 days at interest rates ranging from nil to LIBOR plus 3 percent.

In addition, a facility fee was payable for the credit lines. No interest or fees were paid in 2000 and 1999.

In 1996, the Company employed another Swiss non-bank financial company to act as a financial consultant in finance raising activities and to supply a US Dollar line of credit. The security provided against this credit line were the interline cash flows from the airlines agreed with the lender. As of 31 December 1998, the Company had not drawn on this facility. The operations with this financial company were ceased in April 1999.

The Company is not named in the investigation and current management is not aware of misallocated funds, if any. In management's opinion, the Company does not have any potential exposure related to the treasury and financial services agreements nor any of the allegations currently subject to investigation. The accompanying consolidated financial statements do not include provision for any amounts that might result from the investigations. Such amounts, if any, will be reported when they become known and estimable.

II. The Company is being sued for $39.2 million by the Russian owner of an Antonov-124 cargo plane which crashed in the Turin region of Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. In April 1999, an Italian court ruled that they do not have jurisdiction to hear this case as the litigated matter is subject to the jurisdiction of the Russian Federation. The plaintiff lodged an appeal. Management is of the opinion that it is unlikely that the court hearing will take place in 2001. Management also believes that it is not likely that any significant settlement will arise and therefore no amount has been accrued in the accompanying consolidated financial statements.

III. The Company is being sued for approximately $7.7 million (during 2000 the plaintiff decreased the claim amount from $30 million to $7.7 million) by a US-based company provided consulting services related to the Company's commercial activity in the Middle Asia for breach of the terms of paying the consultant's fees. The management of the Group believes that there was no valid agreement between the Company and the consultant and thus, no basis for settlements. No accrual has been made in the accompanying consolidated financial statements since management does not believe it is likely that a significant settlement will arise.

IV. A subsidiary's treatment of customs duties in relation to past practice has been challenged by the customs authorities. No final resolution has been reached between the parties. The maximum extent of the exposure is approximately $15.4 million. However, management has made the best assessment of the likely outcome associated with this issue and made a provision accordingly amounting to $3.3 million.

V. The Group is a defendant in various other legal actions. In the opinion of the directors, after taking appropriate legal advice, the results of such actions will not have a material effect on the Group's financial position or future results of operations.

Commitments

The Company started its frequent flyer program "Aeroflot Bonus" in 1999. As of 31 December 2000 approximately 66 thousand of passengers participated in the program. As of 31 December 2000, the accrued liability for the incremental cost associated with providing free transportation under "Aeroflot Bonus" program was not recognized as the amount is not material.

27. Subsequent events

Subsequent to year-end the following events have occurred:

I. In March 2001 the Company issued long-term interest bearing bonds totalling 600 million Russian Rubles (approximately $20 million at the exchange rate at the date of issue). Bonds were placed in Russian market. Bonds mature in March 2002.

II. In 2001 the Company's GDRs (see also Note 22) were listed on NEWEX (New Europe Stock Exchange) Vienna, Austria.

III. In 2001, the Group established a subsidiary, travel agency "Aeroflot's World". The Group anticipates the travel agency to become a large commercial partner of the Company which will be fully controlled by the Group.

IV. In April 2001 the Company sold three aircraft Ilyushin Il-76 TD (cargo) at $843 thousand. The aircrafts' net book value as of 31 December 2000 amounted to $548 thousand.

28. Intragroup transactions

The financial statements of the Group include the following balances:

	2000	1999
	$ million	$ million
Amounts receivable from non-consolidated subsidiaries and associated undertakings	1.9	2.3
Amounts payable to non-consolidated subsidiaries and associated undertakings	3.7	2.6

The statements of operations include the following transactions with Group companies:

	2000	1999
	$ million	$ million
Sales to non-consolidated subsidiaries and associated undertakings	2.9	2.3
Purchases from non-consolidated subsidiaries and associated undertakings	19.6	8.6

Pricing of the transactions between group companies is based on the normal business conditions.

29. Principal subsidiary and associated undertakings

The principal subsidiary undertakings are:

Company name	Activity	Percentage held at 31 December 2000
ZAO "Sherotel"	Hotel	100.0%
"Aeroflot Garant"	Non-governmental pension fund	81.1%
OAO Insurance company "Moscow"	Insurance	74.5%
ZAO "Aeromar"	Catering	51.0%
ZAO "Aeroflot-Don"	Airline	51.0%
ZAO "Aeroservice"	Transportation and courier services	51.0%

ZAO "Sherotel", ZAO "Aeromar" and ZAO "Aeroflot-Don" (the company established in 2000) were consolidated in the accompanying financial statements. Investments in "Aeroflot Garant", OAO Insurance company "Moscow" and ZAO "Aeroservice" are stated at cost due to the immateriality of these subsidiaries.

The principal associated undertakings are:

Company name	Activity	Percentage held at 31 December 2000
ZAO "Airport Moscow"	Cargo handling	50.0%
ZAO "Aerofirst"	Trading	33.3%
ZAO "TZK"	Fuel trading company	31.0%
OOO "Aeroimp"	Hotel	25.0%

Investments in ZAO "Aerofirst", OOO "Aeroimp" and ZAO "TZK" were recorded using the equity method of accounting. Investments in ZAO "Airport Moscow" were recorded at cost due to the immateriality of the Group's share in the net assets of this associate.

All companies listed above are incorporated in the Russian Federation.

30. Reconciliation of Russian statutory books to IAS financial statements (unaudited)

The following is a reconciliation of the Company's profit after taxation and before reserves under Russian Accounting Rules to the Group's income (loss) after taxation under IAS. Profit reported in the Russian statutory accounts has been translated to US Dollars at the average exchange rates for the respective years.

	2000 $ million	1999 $ million
Profit as disclosed in the Russian statutory accounts (unaudited)	44.0	4.5
Expenses charged directly to reserves	(40.3)	(43.4)
Effects of consolidating subsidiary undertakings	(13.4)	(25.7)
Effects of equity accounting associated undertakings	1.6	2.5
Changes in investments valuation	10.0	(10.3)
Bad debts provisions	55.4	56.2
Capitalization of repairs and overhauls of aircraft and engines	34.0	44.8
Capital element of lease payments offset against lease liability	44.1	45.7
Incremental depreciation charge	(86.8)	(112.5)
Deferred tax	9.0	(17.5)
Foreign exchange translation and adjustments	(9.5)	28.5
Deferral of revenue and revenue cut-off	(7.0)	(22.3)
Loss on fixed assets disposal	(16.0)	(7.0)
Loss from short-term investments disposal	(28.8)	—
Gain from long-term investments disposal	1.3	—
Effect of expense accruals	8.8	(1.7)
Other adjustments – net	2.2	(1.4)
IAS income (loss)	**8.6**	**(59.6)**

A reconciliation of reported 2000 shareholders' equity of the Company under Russian Accounting Rules to the Group's shareholders' equity under IAS is presented below. Equity reported in the Russian statutory accounts has been translated to US Dollars at the year-end exchange rate.

	2000 $ million	1999 $ million
Shareholders' equity as disclosed in the Russian statutory accounts (unaudited)	**85.2**	**83.3**
Property, plant and equipment valuation effect	223.1	281.1
Investments valuation effect	3.7	7.3
Provision for bad and doubtful accounts receivable	(38.6)	(98.4)
Recognition of deferred income tax	(83.3)	(104.1)
Effect of accruals	(18.9)	(39.9)
Deferred revenue recognition	(46.7)	(37.7)
Foreign exchange translation and adjustments	(41.0)	(28.1)
Effects of consolidating subsidiary undertakings	(23.4)	(13.2)
Effects of equity accounting associated undertakings	4.8	10.6
Other reconciling items, net	3.4	(1.2)
Shareholders' equity per IAS	**68.3**	**59.7**





AEROFLOT
Russian Airlines





Aeroflot representative offices

Angola

Luanda
Aeroflot Ave 4 De Fevereiro 114
Luanda, Angola
Tel.: (2442) 339068
Tel./fax: (2442) 330426

Argentina

Buenos Aires
Aeroflot L.A.I.R.
Ave Santa Fe 822 1-ER PISO
Tel.: (541-14) 3125573
Fax: (541-14) 3137589

Armenia

Yerevan
375002, Yerevan
ul. Amiryana 12
Tel.: (8851) 522435
Fax: (8851) 506466

Australia

Sidney
24, Level 44 Market Street
Sydney NSW 2000, Australia
Tel.: (612) 92622233
Fax: (612) 92621821

Austria

Vienna
Park Ring 10
1010 Wien, Austria
Tel.: (431) 5121501/02/03
Fax: (431) 512150178

Azerbaijan

Baku
34 Khagani Street
Tel.: (8922) 981166/67/68
Fax: (8922) 981166

Bangladesh

Dhaka
Dhaka Sheraton Hotel
Tel.: (8802) 831922
Fax: (8802) 8810429

Belgium

Brussels
Rue Des Colonies 58
1000 Bruxelles, Belgique
Tel.: (322) 5136066, 5136538
Fax: (322) 5122961

Benin

Cotonou
Benin, Cotonou 08 BP 589
Aeroflot
Tel.: (229) 301574
Fax: (229) 300918

Brazil

Sao Paulo
Brazilia, Sao Paulo
Ave Sao Luis 86 2 – Andar Conjunto 21
Tel.: (5511) 2312011
Fax: (5511) 2312931

Bulgaria

Sofia
R. Bulgaria, 1504 Sofia
Oborishte St. 23
Tel.: (3592) 9434489, 9434529, 9434572
Fax: (3592) 9461703

Burgas
R. Bolgaria, Burgas 8000
ul. Hristo Botew 61
Tel.: (35956) 810552, 810643
Fax: (35956) 39053

Varna
R. Bolgaria, Varna 9000
Bulxwar Maria Luiza 40, Aeroflot
Tel.: (35952) 231082
Fax: (35952) 231158

Canada

Montreal
615 De Maisonneuve Blvd
M. Montreal, Quebec
Canada H3A 1L8
Tel.: (1514) 2889767, 2882125/26/27
Fax: (1514) 2885973

Toronto
1 Queen Street,
East Toronto, Ontario
Tel.: (1416) 6421653
Fax: (1416) 6421658

China

Beijing
Hotel Beijing-Toronto No. 3
Jianguomenwai, Beijing, P.R. China
100020
Tel.: (8610) 6585-0511/0521, 65002412
Fax: (8610) 65941869, 65959390

Harbin
Ground Floor, Hotel International, 4
Dazhi Dajie Street, Nangang District
Harbin, China
Tel.: (86451) 3633190, 363441 ext. 281
Fax: (86451) 363190

Hong Kong
Room 1606, 16th Floor, Tower Two
Lippo Center, 89 Queensway
Hong Kong
Tel.: (852) 25372635/31/11
Fax: (852) 25372614

Shanghai
200040, KNR, Shanghai, Nanjinhxilu
1376 Shanghai Center, Suite 203
Tel.: (86021) 62798033
Fax: (86021) 62798035

Shenyang
Hotel Taishan 22 Taishan Road
Huanggu District Shenyang
China 110031
Tel.: (8624) 6115482
Fax: (8624) 6115482

Croatia

Zagreb
Croatia, 10000 Zagreb
Varsawska 13
Tel.: (3851) 4872055, 4872076
Fax: (3851) 4872051

Cuba

Havana
Calle 23 Esq. Infanta N 64 Vedado
C. Havana, Cuba
Tel.: (537) 333200, 333759
Fax: (537) 333288

Cyprus

Nicosia
P.O. Box 22039
32 B&C Homer Ave
1097 Nicosia, Cyprus
Tel.: (3572) 677073
Fax: (3572) 678484

Czech Republic

Prague
Parizska ul. 5
110 00 Praha 1
Tel.: (4202) 24819688/687, 24812682, 24814984, 24819689
Fax: (4202) 24812683

Democratic People's Republic of Korea

Pyongyang
11-Dong Munsu-3 Dong
Taedonggang District
Tel.: (8502) 3817309,
3817310
Fax: (8502) 3817296

Denmark

Copenhagen
Denmark, Copenhagen
1-3 Vester Farimagsgade
DK-1606 Copenhagen
Tel.: (45) 33126338,
33125757
Fax: (45) 33112127

Egypt

Cairo
Cairo, Egypt
18 El Boustan St.
El Boustan Commercial Center
Tel.: (202) 3900429,
3937409
Fax: (202) 3900407

Hurgada
El Mina Street
Hurgada, Egypt
Tel.: (202) 440145
Fax: (202) 440145

Ethiopia

Addis Ababa
Ethiopia, Addis Ababa
P.O. Box 7018
Tel.: (2511) 510493
Fax: (2511) 510166

Finland

Helsinki
00100 Manner-Heimintie 5
Helsinki, Finland
Tel.: (3589) 663203, 633366
Fax: (3589) 661021

France

Paris
33 Ave Des Champs-Elysees
75008 Paris, France
Tel.: (331) 42254381,
42253192
Fax: (331) 42560480

Lyons
B.P.157
Satolas Aeroport
69125 Lyons
Tel.: (334) 72228707
Fax : (334) 72228893

Nice
Aerflot Aeroport Cote d'Azur
Terminal 1
06281 Nice Cedex
Tel.: (334) 93214482
Fax: (334) 93214544

Georgia

Tbilisi
380002 Tbilisi
ul. D. Agmashenenebeli 76/1
Tel.: (99532) 943896, 943927
Fax: (99532) 943897

Germany

Berlin
Aeroflot, Unter Den Linden 51
10117 Berlin
Tel.: (4930) 2269810, 22688137
Fax: (4930) 22698136, 22698140

Dusseldorf
Berliner Allee 26
40212 Dusseldorf
Tel.: (49211) 8644310, 8644317
Fax: (49211) 320928, 3239416

Frankfurt
Wilhelm-Leuschner-Str. 41
d-60329 Frankfurt am Main, Germany
Tel.: (4969) 2730060
Fax: (4969) 252902

Hamburg
Admiralitat Str. 60
20457 Hamburg
Tel.: (4940) 3742885, 3742883,
3742884
Fax: (4940) 3742888

Munich
Ludvig-Str. 6
80539 Munich
Tel.: (4989) 288261/2/3
Fax: (4989) 2805366

Ghana

Akkra
57 Kojo Thompson Road Tudu Accra
P.O. BOX 9449, Airport Accra, Ghana
Tel.: (23321) 225604
Fax: (23321) 240395

Great Britain

London
Aeroflot
70 Piccadilly
London W1V 9HH
UK
Tel.: (4420) 74911764, 74092779,
74931865
Fax: (4420) 73552323

Greece

Athens
14 Xenofontos St. Syntagma
Gr-10557 Athens, Greece
Tel.: (301) 3221022, 3220986
Fax: (301) 3236375

Saloniki
21 Dimitriou Gounaru St.
54622 Thessaloniki
Makedonia, Greece
Tel.: (3031) 282376, 282379
Fax: (3031) 282773

Guinea

Conakry
Conakry
Rue De La Republique
B.P. 28
Tel.: (224) 414143
Fax: (37798) 663450

Hungary

Budapest
Hungary, 1051 Budapest
Vaci Ut. 4
Tel.: (361) 1185892/5955
Fax: (361) 1171734, 2944039

India

Delhi
Aeroflot Tolstoy House,
15-17 Tolstoy Marg
Delhi – 110001, India
Tel.: (9111) 3316414, 3723243,
3312843, 3310411
Fax: (9111) 3723245

Bombay
11 Tulsiani Chambers Ground Floor
Free Press Journal
Marg Nariman
Point Mumbai – 400021, India
Tel.: (9122) 2025780, 2821682,
2821476, 2871942
Fax: (9122) 2871942

Calcutta
58 Jawaharlal Nehru Road
Calcutta - 700 071, India
Tel.: (9133) 2823765,
2829831
Fax: (9133) 2827069

Indonesia

Jakarta
Jl. Jend.Sudirman - 86 Hotel Sahid
Jaya, Jakarta,
Indonesia 10220
Tel.:(6221) 5702184,
5702185,
5704444
ext.1836, 1837
Fax: (6221) 5702186

Iran

Tehran
Iran, Tehran
23 Ostad Nejatollahi Street
Tel.: (9821) 8808480,
8807495,
8807494
Fax: (9821) 8808672

Iraq

Baghdad
Baghdad, Palestine Hotel St. Hai Abu
Nuas Mahala 102, St. 45, building 3
Tel.: 7189987
Fax: 7189800

Ireland

Dublin
Level 2, Link Building
Dublin Airport
Co. Dublin, Ireland
Tel.: (3531) 8446166
Fax: (3531) 8446349

Shannon
Shannon Airport,
Co. Clare, Ireland
Tel.: (35361) 472299
Fax: (35361) 472902

Israel

Tel Aviv
63801 Israel, Tel Aviv
Ben-Yehuda 1
Tel.: (9723) 5107050/51
Fax: (9723) 5107049

Italy

Rome
00187 Roma
Via L. Bissolati 76
Tel.: (3906) 42903841, 42903843,
42903846
Fax: (3906) 42904923

Milan
20124 Milano
Via Vittor Pisani 19
Tel.: (3902) 66987538, 66986985,
66986987
Fax: (3902) 66984632

Venice
35137 Padova
Piazzetta Conciapelli 20
Tel.: (3909) 8762420, 8762400,
8762421
Fax: (3909) 8762410

Japan

Tokyo
Tokyo/SVAX TT Bild, 3-11-15
Toranomon, Minato-ku
Tokyo 105-0001, Japan
Tel.: (813) 34349681, 34349667,
34349680
Fax: (813) 34349669, 34349668,
34349665

Niigata
Teiseki Bild, 3-1
1 Chome, HigAshi odori
Niigata City 950-0087
Tel.: (8125) 24445935, 24446001
Fax: (8125) 24445011

Osaka
ImagaWa bldg 8 f 2-2-17 imabashi
chuo-ku. Osaka 541-0042, Japan
Tel.: (81-66) 2028052, 2028051
Fax: (81-66) 2028048

Jordan

Amman
St. Mekka, Al-khairat Bldg
P.O. Box 7303, Amman, Jordan
Tel.: (9626) 5521642, 5521643
Fax: (9626) 5533692

Kazakhstan

480004 Almaty
ul. Zhibek-zholy 109, office 16
Tel.: (3272) 629638
Fax: (3272) 333916

Kenya

Nairobi
Gateway Place, Milimani Road
P.O. Box 44375
Nairobi, Kenya
Tel.: (2542) 713499, 716078
Fax: (2542) 723907

Kuwait

El Kuwait
Fahed Al-Salem St., Al-Zahim Bldg
PO Box 3539
Safat 13036, Kuwait
Tel.: (965) 2428331, 2404838/39
Fax: (965) 2428332

Kyrgyzstan

Bishkek
720010
Prospekt Chuj 230
Tel.: (996312) 651335
Fax: (996312) 651452

Latvia

Riga
LV-1050 Riga,
Gertrudes 6 – 1
Latvia
Tel.: (371) 2270501, 2278774
Fax: (371) 7313250

Lebanon

Beirut
Lebanon, Beyruth
Gefinon Center Bl. C 41 Clemenceau
Street
Tel./fax: (9611) 739596, 739597

Libya

Tripoli
Libya, Tripoli
32 Baghdad Street, Bedri Bldg
P.O. Box 4638
Tel.: (21821) 3334898
Fax: (21821) 4441527

Lithuania

Vilnius
Tauro G 8/30 2001
Vilnius, Lietuva
Tel.: (3702) 226044,
227550
Fax: (3702) 224189

Luxembourg

Luxembourg
35 Rue Glesener
L-1631 Luxembourg
Tel.: (352) 493291, 493292, 400366
Fax: (352) 400838

Macedonia

Skopje
R. Makedonija, G. Skopje
Ul. 11 Oktomwri Br. 6-A
Tel.: (38991) 116871, 117824
Fax: (38991) 118548

Malaysia

Kuala Lumpur
Ground Floor Wisma Tong Ah NO1
Jalan Perak
50450 Kuala Lumpur
Tel.: (603) 21616946, 21621659,
21613331, 21610231
Fax: (603) 21617294

Malta

Valletta
Regency House, 1st Floor
Republic St. Valletta, VLT 04, Malta
Tel.: (356) 232641, 243581
Fax: (356) 240673

Mexico

Mexico
Ave Insurgentes Sur 933
7 Piso Col. Napoles
03810 Mexico D.F.
Tel.: (525) 6875185, 6879218,
6879122
Fax: (525) 5237139

Mongolia

Ulan Bator
Ulan-Bator Ul. N Cagdrb-15
Aeroflot
Tel.: (9761) 320720
Tel./fax: (9761) 323321

Morocco

Casablanca
47 Residence Roia Angle Bs. Mly
Youssef Bd. D'Anfa Apt 29 1er Etage,
Casablanca, Maroc
Tel.: (21202) 206410, 206411
Fax: (21202) 476249

Nepal

Katmandu
Nepal, Kathmandu Kamaladi
P.O. Box 5640
Tel.: (9771) 227399
Fax: (9771) 226161

Netherlands

Amsterdam
The Netherlands
1017 SG Amsterdam
Weteringschans 26
Tel.: (3120) 6254049, 6245715
Fax: (3120) 6259161

Nigeria

Lagos
Nigeria, Lagos
36 Tafawa Balewa Square
Tel./fax: (2341) 2637223

Norway

Oslo
Norway
0157 Oslo
Ovre Slottsgt 6
Tel.: (47) 22332886, 22332887
Fax: (47) 22332880

Pakistan

Karachi
Regent Plaza Hotel Shahrah-E Faisal
Karachi
Tel.: (9221) 5219192 / 5217138
Fax: (9221) 5685640

Panama

Panama City
Unicentro Bella Vista
Ave Justo Arosemenay cale 42
PO. Box 2642, Balboa, Ancon
R. de Panama
Tel.: 2250497 / 2250587
Fax: 2250622

Peru

Lima
Peru, Lima
Avenida Comandante Espinar
Miraflores 233
Tel.: (511) 4448716/17/18,
2410648, 2411695
Fax: (511) 4475626

Philippines

Manila
YL Holdings Blvd 155 Herrera Street
Corner Salcedo Street
Legaspi Village
Makaty City, 1200 Philippines
Tel.: (632) 8673948/49/50/51
Fax: (632) 8177737

Poland

Warsaw
Poland, Warsaw 00-508
Jerozolinskie Al. 29
Tel.: (4822) 6282557,
6298262,
6281710
Fax: (4822) 6282557

Portugal

Lisbon
Portugal, Lisboa
Avenida Da Liberdade 36-D
Index 1250
Tel.: (351) 213467812,
213467427,
213467776
Fax: (351) 213422038

Republic of Korea

Seoul
404 City Air Terminal Bldg, № 159-6
Samsung-dong, KaNgnam-Ku
Seoul, Korea
Tel.: (822) 5693271/2/3,
5510321/2/3
Fax: (822) 5693276

Romania

Bucharest
Romania, Bucharest
Str. Biserica Amzei 29
Tel.: (401) 3150314,
6502948
Fax: (401) 3125152
SITA - BUHTOSU
ZZ - BUH BUG

Russia

Arkhangelsk
163051 Arkhangelsk
ul. Voskresenskaya 116
Tel./Fax: (8182) 239500
Tel.: (90212) 2434725/26
Fax: (90212) 2523998

Chelyabinsk
454133 Chelyabinsk
Airport Passenger Pavilion
Tel.: (3512) 783898
Tel./Fax: (3512) 783897

Kaliningrad
Tel.: 554612
Tel./Fax: 556454

Khabarovsk
680000 Khabarovsk
ul. Karla Marksa 39
Tel.: (4212) 327592
Fax: (4212) 306337

Krasnodar
350000 Krasnodar
ul. Krasnaya 43
Tel.: (612) 640010,
640017,
640004

Murmansk
183025 Murmansk
ul. Spolokhi 8, office 1
Tel.: (8152) 546360
Fax: (8152) 536360

Nizhnevartovsk
Tel.: (3466) 243232

Nizhni Novgorod
603056 Nizhni Novgorod
Nizhni Novgorod Airport
Tel.: (312) 596784
Fax: (312) 925276

Novosibirsk
630099 Novosibirsk-91,
Krasny prospekt 44
Tel.: (3832) 221253
Fax: (3832) 227790

Omsk
ul. Lenina 22, office 240
Tel.: (3812) 533497
Fax: (3812) 510142

Petropavlovsk-Kamchatsky
683000 Petropavlovsk-Kamchatsky
ul. Sovetskaya 35, room 312
Tel.: (4152) 110974
Tel./Fax: (4152) 112624

Rostov-on-Don
344066 Rostov-on-Don
Prospect Sholokhov 270/1, 2nd Floor
Tel.: (8632) 527407
Fax: (8632) 527687
Direct from Moscow 1555270

St. Petersburg
191186 St. Petersburg
ul. Kazanskaya 5
Tel.: (812) 3273872/73, 3129512,
3112362
Fax: (812) 3273870

Samara
443001 Samara
ul. Ulyanovskaya 16
Tel./Fax: (8462) 420163

Sochi
Krasnodar Krai
Sochi
ul. Chaikovskogo 3
Tel./Fax: (8622) 630822
Direct from Moscow 2343712

Volgograd
400131 Volgograd
Prospekt Lenina 15
Tel./Fax: (8422) 936017

Vladivostok
ul. Sukhanova 6
Tel.: (4232) 226647
Fax: (4232) 205235

Yekaterinburg
GSP-209 Yekaterinburg
ul. Belinskogo 56
Tel.: (3432) 611421, 615732,
612104

Senegal

Dakar
3 Bd. De La Republique
Dakar
Tel.: (221) 8224815
Fax: (221) 8221368

Seychelles

Victoria
Seychelles, Victoria, Mahe
P.O. Box 278
Pirates Armes Building
Tel.: (248) 225005, 224872
Fax: (248) 224170

Singapore

Singapore
15 Queen Street #01-02/02-00
Tan Chong Tower
Singapore 188537
Tel.: (65) 3376239, 3361898,
3361757/58, 3367692/97
Fax: (65) 3376352

Slovakia

Bratislava
Slovak Republic, 811 01 Bratislava
Laurinska 13
Tel.: (4217) 54432065, 54435192
Fax: (4217) 54432174

Slovenia

Ljubljana
Slowenija, Liubliana-1000
Dunajska 21, Aeroflot
Tel.: (386) 14368568, 14368566
Fax: (386) 14368593

Spain

Madrid
Espana, 28006 Madrid
C/Jose Ortega Y Gasset 2
Tel.: (3491) 4315025, 4314107,
4313706
Fax: (3491) 4318098

Barcelona
Espana, 08029 Barcelona
C/Mallorca 41
Tel.: (3493) 4305880
Fax: (3493) 4199551

Canary Islands
Espana, 38610 Tenerife, Islas Canarias
Aeroflot, Aeropuerto De Tenerife Sur
Tel.: (34922) 759461
Fax: (34922) 759460

Sri Lanka

Colombo
7A Sir Ernest De Silva Mw. (Flower
Road)
Colombo 7, Sri Lanka
Tel.: (941) 671204/01/02/03
Fax: (941) 671205

Sweden

Stockholm
Sveavagen 31, 2 tr
Box 3075
103 61 Stockholm, Sweden
Tel.: (468) 217007, 215367,
7905024
Fax: (468) 217185

Gothenburg
Drottninggatan 30,
411 14 Gothenburg, Sweden
Tel.: (4631) 178550
Fax: (4631) 132579

Switzerland

Geneva
Place Cornovain 16
1201 Geneve, Suisse
Tel.: (4122) 9092770
Fax: (4122) 7388312

Zurich
Aeroflot-RIA Talacker 41
CH-8001 Zurich
Tel.: (411) 2114633/34, 2121711
Fax: (411) 2124046

Syria

Damascus
Syria, Damascus
29 May Street
Tel.: (96311) 2317956
Fax: (96311) 2317952

Thailand

Bangkok
183 Mezzanine Floor Regent House
Rajdamri Road
Bangkok 10330
Tel.: (662) 2553139, 2510617,
2510618
Fax: (662) 2553138

Tunisia

Tunis
42 Ave Hedi Chaker
1002 Tunis
Tel.: (2161) 845831, 846379
Fax: (2161) 849413

Turkey

Ankara
Aeroflot – Cinnah Cad 114/2
Cankaya 06550
Ankara, Turkey
Tel.: (90312) 4409874/75
Fax: (90312) 4409220

Antalya
Antalya BayindirAirport
07030 – Turkey
Tel.: (0242) 3303106 / 3303600 /
3301580
Fax: (90212) 2523998

Istanbul
Taksim - Istanbul Mete CAD
No 30
Tel.: (90212) 2434725, 2434726
Fax: (90212) 2523998

Ukraine

Kyiv
252032 Kyiv
ul. Saksakanskogo 112A
Tel.: (38044) 2454359
Fax: (38044) 2454881

Dnepropetrovsk
Prospekt Karla Marksa 72-A
Tel.: (056) 7784937
Fax: (056) 7784938

Simferopol
333050 Simferopol
ul. Kievskaya 133
Tel.: (0652) 266391
Fax: (0652) 266343

United Arab Emirates

Abu-Dhabi
U.A.E., Abu Dhabi
P.O. Box 25111
Tel.: (9712) 6271726, 6270342
Fax: (9712) 6270247

Dubai
U.A.E., Dubai
PO Box 1020
Al Maktoum Street Al Mazroei Bldg
Deira Dubai
Tel.: (9714) 2229800, 2222245
Fax: (9714) 2227771

Sharjah
U.A.E., Sharjah
Al Soor Area
P.O. Box 22748
Tel.: (9716) 5721991
Fax: (9716) 5721993

USA

New York
1384 Broadway, Floor 22
New York, NY 10018
Tel.: (1212) 9442300
Fax: (1212) 9445200

Washington, DC
1620 1st Street N.W.
Washington DC 20006
Tel.: (1202) 4664080,
4294922
Fax: (1202) 7856618

Chicago
25 N. Michigan Ave Suite 2304
Chicago, IL 60601
Tel.: (1312) 8192350
Fax: (1312) 8192352

Los Angeles
9100 Wilshire Blvd # 616
Beverly Hills, CA 90212
Tel.: (1310) 2815305
Fax: (1310) 2815308/04

San Francisco
291 Geary St. Suite 200
San Francisco, CA 94102
Tel.: (1415) 4342300,
4037409
Fax: (1415) 4034033

Seattle
1411 4th Ave Suite 420
Seattle, WA 98101
Tel.: (1206) 4641005
Fax: (1206) 4640452

Uzbekistan

Tashkent
700128 Tashkent
ul. Akodirij 7, room 515
Tel.: (998-71) 413200
Fax: (998-71) 415717

Vietnam

Hanoi
Hanoi Trang THI-4
Tel.: (844) 8256742,
8256184,
8287377
Fax: (844) 8287376

Ho Chi Minh City
AFL SGN – Vietnam, Ho Chi Minh City
Le LOI 4H St. Distr 1
Tel.: (848) 8293489
Tel./fax: (848) 8290076

Yemen

Sana
P.O. Box 8284
Sana'A 967-1
Republic of Yemen
Tel.: (9671) 240939
Fax: (9671) 242992

Yugoslavia

Belgrade
11000 Belgrade
Brace Jugovica 21
Tel.: (38111) 3225814,
3226641
Fax: (38111) 3248675

Glossary

Aeroflot Bonus
Aeroflot's Frequent Flyer Program

BSP/ARC
electronic ticket sales systems

CIS
Commonwealth of Independent States

CS
Common share

FAA
Federal Aviation Administration of the U.S.

GDR
Global Depositary Receipts

Hub
term used for a correspondence platform where departures and arrivals are scheduled so as to minimize transfer times

IAS
International Accounting Standards

IATA
International Air Transport Association

ICAO
International Civil Aviation Organization

LLC
limited liability company

market capitalization
total market value of securities issued by a company

NEWEX
New Europe Exchange

NAUFOR
The National Association of Stock Market Participants of Russia

SAP/R3
integrated resource management system

SEC
Securities and Exchange Commission of the U.S.

RTS
The Russian Trading System

TCAS
Traffic Collision Avoidance System

Passenger-kilometers
the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the flight stage distance

Revenue passenger-kilometers (RPK)
revenue passenger kilometers are computed by multiplying the total number of paying passengers by the kilometers they have flown.

Available seat-kilometers (ASK)
total number of seats available for the transportation of paying passengers multiplied by the number of kilometers flown

Passenger load factor
revenue passenger-kilometers (RPK) divided by the number of available seat-kilometers (ASK)

Available ton-kilometers (ATK)
total number of available tones for the transportation of cargo multiplied by the number of kilometers flown.

Contact information for shareholders

37, Bld. 9
Leningradsky Prospekt,
Moscow, 125167, Russia

Hot Line for shareholders and investors

Tel. +7 (095) 2580686, 2580650
Fax +7 (095) 2580684, 2580686
E-mail: kbudaev@aeroflot.ru
www.aeroflot.ru



www.aeroflot.ru



Notification about AGM of JSC "Aeroflot"

Annual General Meeting of Shareholders of JSC "Aeroflot" Will be hold on 25th of May 2002

20.02.2002 – Board of Directors of JSC "Aeroflot" appointed the date of Annual General Meeting of Shareholders on 25th of May 2002. Board of Directors approved list of candidates to the Board of Directors, Auditing Committee and also approved candidature to the position of General Director of JSC "Aeroflot".

In period, appointed by Russian law, shareholders and their representatives nominated to the position of General Director only one candidature – present General Director Valery M. Okulov. In accordance with Articles of the Company, it is necessary simple majority of voices of shareholders who take part on AGM for General Director appointment.

The list of candidates to the Board of Directors of JSC "Aeroflot":

1. Alexander A. Braverman – Stats-Secretary – First Deputy Minister of Property Relations of the Russian Federation.
2. Michael G. Vinchel – General Director of JSC "Investment Company "Prospekt".
3. Vladimir S. Goryachev – Manager of the Department of the Ministry of Transport of the Russian Federation.
4. German O. Gref – Minister of Economic Development and Trade of the Russian Federation.
5. David L. Davidovich – Managing Director of Millhouse Capital UK Limited.
6. Yuri E. Zaostrovtsev – Deputy Director of the Federal Service of Safety of the Russian Federation, Chief of Department of the Federal Service of Safety of the Russian Federation.
7. Alexander Y. Zurabov – First Deputy Director of JSC "Aeroflot".
8. Alexander V. Melnikov – Chief of the Economic Analysis Department of Millhouse Capital UK Limited.
9. Alexander V. Nemtsov – Executive Director of JSC "Financial company "Profit House".
10. Alexander V. Neradko – First Deputy Minister of Transport of the Russian Federation.
11. Stanislav N. Ovcharenko – Chief of Department of the Ministry of Transport of the Russian Federation.
12. Valery M. Okulov – General Director of JSC "Aeroflot".
13. Andrey A. Osipov – Chief of Merger Department of Millhouse Capital UK Limited.
14. Alexey E. Touzhilin – Head of Corporate Governance Department of Millhouse Capital UK Limited.
15. Sergey O. Frank – Minister of Transport of the Russian Federation.
16. Vladimir A. Tchernukhin – Deputy Minister of Finance of the Russian Federation.
17. Eugeniy I. Shaposhnikov – Assistant of the President of the Russian Federation.
18. Kennet Shnaider – Leading Legal Adviser of Millhouse Capital UK Limited.

There are 18 candidatures to the 9 positions of the Board of Directors that will be elected on the coming AGM 2002. Among 18 candidates there are 9 representatives of the Government of the Russian Federation, owner of 51,17% of shares of JSC "Aeroflot.

Auditing Committee of the Company has to be consisting of 5 persons. Shareholders and their representatives offered 5 candidatures to the Auditing Committee; two of them are representatives of the Government of the Russian Federation.

1. Nina F. Akimova – Director of Economic Department of JSC "Aeroflot".

2. Irina L. Bogatcheva – Head of Division of the Ministry of Property of the Russian Federation.
3. Boris I. Veselov – Head of Service of Internal Audit of JSC "Aeroflot".
4. Zinaida P. Kuzmina – Leading Specialist of Department of the Ministry of Property of the Russian Federation.
5. Yuri M. Tcheremnikh – Deputy Director for Economy and Accounting of Air Technical Center of JSC "Aeroflot".

In accordance with Federal law "about joint-stock companies" as of 26.12.1995 # 208-FL and Federal law "about additions and changes in Federal law " about joint-stock companies" as of 07.08.2001, Board of Directors of JSC "Aeroflot" determined 5th of April 2002 as a date of closing of Register – list of persons, who have a right to take part in AGM.

In accordance with new editing of corresponding Article of Law, list of shareholders who have right to take part in AGM must be composed not earlier than the date when it was taken decision about holding on of AGM, but not more then 50 days before the date of holding on of AGM.

Approved by the
Board of Directors of JSC "Aeroflot"
(18th of March 2002 Protocol # 17)

Agenda
on Annual General Meeting of Shareholders of JSC "Aeroflot"

1. Approval of the order of the day, voting regulations, list of the members of working organs of Annual General Shareholders Meeting.

2. Approval of Annual Report of JSC «Aeroflot», balance sheet, profit and loss account, distribution of income of JSC "Aeroflot", payments (announcement) of annual dividends on shares and loses of JSC «Aeroflot» as of results of 2002.

3. Approval of JSC «Aeroflot» Audit Committee Report as of 2001.

4. Concerning payments of annual dividends on shares of JSC «Aeroflot» as of results of 2001

5. Determination of numerical strength of the Board of Directors of JSC «Aeroflot»

6. Elections of the members of the Board of Directors of JSC «Aeroflot»

7. Elections of the members of Audit Committee of JSC «Aeroflot»

8. Approval of the Articles of JSC «Aeroflot» in new edition

9. Approval of the Statute of the Board of Directors of JSC "Aeroflot" in new edition

10. Approval of the Statute of the Audit Committee of JSC "Aeroflot" in new edition

11. Approval of the Statute of the Managing Board of JSC «Aeroflot»

12. Approval of the Statute of «Sequence of holding on the General Meeting of Shareholders» of JSC «Aeroflot» in new edition.

13. Appointment of Audit company as for 2002.

14. Appointment of mass – media companies to distribute an information for the shareholders.

(82 – 4592)

02 JUN -5 AM 11:12

Annual General Meeting of Shareholders of JSC «Aeroflot»

25th of May 2002

Recommended by Board of Directors of JSC «Aeroflot» (27th of April 2002 Protocol # 19)

ORDER OF THE DAY

1.	Opening of the Annual General Meeting of Shareholders Introductory speech of the Chairman of the Board of Directors – Sergey O. Frank	10.00 – 10.05
2.	Information about the quorum of the Annual General Meeting of Shareholders Speech of the Counting Commission	10.05 – 10.10
3.	**Question #1** of Agenda – Approval of the order of the day, voting regulations, list of the members of working organs of Annual General Shareholders Meeting Speaker: the Chairman of the Board of Directors – Sergey O. Frank	10.10 – 10.15
	Debates concerning question # 1 Maximum 3 speeches with duration not more than 3 minuets	10.15 – 10.25
	Answers to the coming questions	10.25 – 10.30
	Voting on the question # 1 of Agenda	10.30 – 10.35
4.	**Question # 2** of Agenda – Approval of Annual Report of JSC «Aeroflot», balance sheet, profit and loss account, distribution of income of JSC «Aeroflot«, payments (announcement) of annual dividends on shares and loses of JSC «Aeroflot» as of results of 2001 Speaker: General Director – Valery M. Okulov	10.35 – 11.05
	Independent Auditors Report, prepared by firm «Vneshaudit» Speaker: representative of firm «Vneshaudit»	11.05 – 11.10
	Debates concerning question # 2 Maximum 5 speeches with duration not more than 5 minuets	11.10 – 11.35
	Answers to the coming questions	11.35 – 11.40

	Voting on the question # 2 of Agenda	11.40 – 11.45
5.	**Break**	11.45 – 12.00
6.	**Question # 3** of Agenda – Approval of JSC «Aeroflot» Audit Committee Report as of 2001 Speaker: Chairman of Auditing Committee – Boris I. Veselov	12.00 – 12.10
	Debates concerning question # 3 Maximum 3 speeches with duration not more than 3 minuets	12.10 – 12.20
	Answers to the coming questions	12.20 – 12.25
	Voting on the question # 3 of Agenda	12.25 – 12.30
7.	**Question # 4** of Agenda – Concerning payments of annual dividends on shares of JSC «Aeroflot» as of results of 2001 Speaker: First Deputy General Director – Alexander Y. Zurabov	12.30 – 12.35
	Debates concerning question # 4 Maximum 3 speeches with duration not more than 3 minuets	12.35 – 12.45
	Answers to the coming questions	12.45 – 12.50
	Voting on the question # 4 of Agenda	12.50 – 12.55
8.	**Question # 5** of Agenda – Determination of numerical strength of the Board of Directors of JSC «Aeroflot» Speaker: Chairman of the Board of Directors – Sergey O. Frank	12.55 – 13.00
	Debates concerning question # 5 Maximum 3 speeches with duration not more than 3 minuets	13.00 – 13.10
	Answers to the coming questions	13.10 – 13.15
	Voting on the question # 5 of Agenda	13.15 – 13.20
9.	**Break**	13.20 – 13.30
10.	**Question # 6** of Agenda – Elections of the members of the Board of Directors of JSC «Aeroflot» Speaker: the Chairman of the Board of Directors – Sergey O. Frank	13.30 – 13.40
	Debates concerning question # 6 Maximum 5 speeches with duration not more than 3 minuets	13.40 – 13.55
	Answers to the coming questions	13.55 – 14.00
	Voting on the question # 6 of Agenda	14.00 – 14.05
11.	**Break**	14.05 – 14.40
12.	**Question #7** of Agenda – Elections of the members of Audit Committee of JSC «Aeroflot»	14.40 – 14.45

	Speaker: the Chairman of the Board of Directors – Sergey O. Frank	
	Debates concerning question # 7 Maximum 3 speeches with duration not more than 3 minuets	14.45 – 14.55
	Answers to the coming questions	14.55 – 15.00
	Voting on the question # 7 of Agenda	15.00 – 15.05
13.	**Question # 8 of Agenda** – Approval of the Articles of JSC «Aeroflot» in new edition Speaker: Executive Secretary of the Board of Directors – Anatoly N. Brylov	15.05 – 15.15
	Debates concerning question # 8 Maximum 3 speeches with duration not more than 3 minuets	15.15 – 15.25
	Answers to the coming questions	15.25 – 15.30
	Voting on the question # 8 of Agenda	15.30 – 15.35
14.	**Question # 9 of Agenda** – Approval of the Statute of the Board of Directors of JSC «Aeroflot in new edition Speaker: Executive Secretary of the Board of Directors – Anatoly N. Brylov	15.35 – 15.40
	Debates concerning question # 9 Maximum 3 speeches with duration not more than 3 minuets	15.40 – 15.50
	Answers to the coming questions	15.50 – 15.55
	Voting on the question # 9 of Agenda	15.55 – 16.00
15.	**Question # 10 of Agenda** – Approval of the Statute of the Audit Committee of JSC «Aeroflot in new edition Speaker: Executive Secretary of the Board of Directors – Anatoly N. Brylov	16.00 – 16.05
	Debates concerning question # 10 Maximum 3 speeches with duration not more than 2 minuets	16.05 – 16.10
	Answers to the coming questions	16.10 – 16.15
	Voting on the question # 10 of Agenda	16.15 – 16.20
16.	**Question # 11 of Agenda** - Approval of the Statute of the Managing Board of JSC «Aeroflot» Speaker: Executive Secretary of the Board of Directors – Anatoly N. Brylov	16.20 – 16.25
	Debates concerning question # 11 Maximum 3 speeches with duration not more than 2 minuets	16.25 – 16.30
	Answers to the coming questions	16.30 – 16.35
	Voting on the question # 11 of Agenda	16.35 – 16.40

17.	**Question # 12** of Agenda - Approval of the Statute of «Sequence of holding on the General Meeting of Shareholders» of JSC «Aeroflot» in new edition. Speaker: Executive Secretary of the Board of Directors – Anatoly N. Brylov	16.50 – 16.55
	Debates concerning question # 12 Maximum 3 speeches with duration not more than 2 minuets	17.00 - 17.05
	Answers to the coming questions	17.05 - 17.15
	Voting on the question # 12 of Agenda	17.15 - 17.20
18.	**Question # 13** of Agenda - Appointment of Audit company as for 2002 Speaker: First Deputy General Director – Alexander Y. Zurabov	17.00 - 17.05
	Debates concerning question # 13 Maximum 3 speeches with duration not more than 3 minuets	17.05 - 17.15
	Answers to the coming questions	17.15 - 17.20
	Voting on the question # 13 of Agenda	17.20 - 17.25
19.	**Question # 14** of Agenda – Appointment of mass – media companies to distribute an information for the shareholders Speaker: Deputy General Director – Director of PR Department – Lev S. Koshlyakov	17.25 – 17.30
	Debates concerning question # 14 Maximum 3 speeches with duration not more than 2 minuets	17.30 – 17.35
	Answers to the coming questions	17.35 – 17.40
	Voting on the question # 14 of Agenda	17.40 – 17.45
20.	**Break**	17.45 - 17.55
21.	Appearances concerning the sequence of conducting of the General Meeting of Shareholders Maximum 3 speeches with duration not more than 3 minuets	17.55 – 18.05
22.	**Conclusive speech of General Director of JSC «Aeroflot»**	18.05 – 18.15
23.	Decisions of the Annual General Meeting of Shareholders Speaker: Chairman of the Commission for Meetings Decisions Preparation	18.15 – 18.20

Notes: 1. Speeches of the Counting Commission concerning the voting results occur in accordance to the summing up of voting.

2. The duration of the Annual General Meeting of Shareholders might be reduced because of reduction of the time to take decisions concerning Agendas' questions.

Annual General Shareholders Meeting
JSC "Aeroflot"

May 25, 2002

Recommended by
The Board of Directors of JSC "Aeroflot"
(April 27, 2002 Protocol No. 19)

VOTING REGULATIONS

#	Voting questions, point of Agenda	Wording of voting question	Terms of taking decisions in mixed voting of voting shares owners	Bulletin	
				type	No.
1	2	3	4	5	6
1.	Confirmation of the order of the day, voting regulations, list of the members of working organs of Annual General Meeting of Shareholders	To confirm an order of the day, voting regulations, list of the members of working organs of Annual General Meeting of Shareholders	Majority of voting voices	Agree Protest Desist	1
2.	Approval of Annual Report of JSC «Aeroflot», balance sheet, profit and loss account, distribution of income of JSC «Aeroflot«, payments (announcement)	To approve: Annual Report of JSC «Aeroflot», balance sheet, profit and loss account, distribution of income of JSC «Aeroflot«, payments (announcement) of annual	Majority of voting voices	Agree Protest Desist	2

	of annual dividends on shares and loses of JSC «Aeroflot» as of results of 2001	dividends on shares and loses of JSC «Aeroflot» as of results of 2001			
3.	Approval of JSC «Aeroflot» Audit Committee's Report as of 2001	To approve Audit Committee's Report as of 2001	Majority of voting voices	Agree Protest Desist	3
4.	Concerning payments of annual dividends on shares of JSC «Aeroflot» as of results of 2001	During the period since 01.08.2002 till 31.12.2002 annual dividends in accordance to the results of 2001 in the sum of 0,06 rubles per one share in real money	Majority of voting voices	Agree Protest Desist	4
5.	Determination of numerical strength of the Board of Directors of JSC «Aeroflot»	To approve numerical strength of the Board of Directors of JSC «Aeroflot» in quantity 11 persons	Majority of voting voices	Agree Protest Desist	5
6.	Elections of the members to the Board of Directors of JSC "Aeroflot"	To elect 11 members of the Board of Directors of JSC "Aeroflot" from the following candidates: 1. Braverman A.A. 2. Vinchel M.G. 3. Goryachev V.S. 4. Gref G.O. 5. Davidovich D.L.	Majority of voting voices in cumulative voting	The list of candidates to be elected as members of the Board of Directors of JSC	6

		6. Zaostrovtsev Y.E. 7. Zurabov A.U. 8. Melnikov A.V. 9. Nemtsov A.V. 10. Neradko A.V. 11. Ovcharenko S.N. 12. Okulov V.M. 13. Osipov A.A. 14. Touzhilin A.E. 15. Frank S.O. 16. Tchernukhin V.A. 17. Shaposhnikov E.I. 18. Shnaider K.		"Aeroflot"	
7.	Elections of the members of Audit Committee of JSC "Aeroflot"	1. Akimova N.F. 2. Veselov B.I. 3. Bogatcheva I.L. 4. Kuzmina Z.P. 5. Tcheremnikh Y.M.	Majority of voting voices	The list of candidates to be elected as members of the Auditing Committee of JSC "Aeroflot"	7
9.	Approval of the Articles of JSC «Aeroflot» in new edition	To approve the Articles of JSC «Aeroflot» in new edition	Majority in ¾ of voting voices	Agree Protest Desist	8
10.	Approval of the Statute of the Board of Directors of JSC "Aeroflot" in new	To approve the Statute of the Board of Directors of JSC «Aeroflot in new edition	Majority of voting voices	Agree Protest Desist	9

	edition				
11.	Approval of the Statute of the Audit Committee of JSC «Aeroflot in new edition	To approve the Statute of the Auditing Committee of JSC «Aeroflot in new edition	Majority of voting voices	Agree Protest Desist	10
12.	Approval of the Statute of the Managing Board of JSC «Aeroflot»	To approve the Statute of the Executive Committee of JSC «Aeroflot»	Majority of voting voices	Agree Protest Desist	11
13.	Approval of the Statute of «Sequence of holding on the General Meeting of Shareholders» of JSC «Aeroflot» in new edition.	To approve the Statute of «Sequence of holding on the General Meeting of Shareholders» of JSC «Aeroflot» in new edition	Majority of voting voices	Agree Protest Desist	12
14.	Appointment of Audit company for 2002	To appoint as an Audit company for 2002 following companies: "Vneshaudit" Deloitte & Touche	Majority of voting voices	Agree Protest Desist	13
15.	Appointment of mass – media companies to distribute an information for the shareholders	To appoint "Rossiyskaya gazeta", newspaper "Moy Aeroflot" and informational agency "Interfax" as mass – media companies to distribute an information to shareholders of JSC ":Aeroflot"	Majority of voting voices	Agree Protest Desist	14

(82 – 4592)

Annual General Meeting
Of Shareholders of JSC "Aeroflot"

May, 25, 2002

Recommended
By the Board of Directors
Of JSC "Aeroflot"
(Protocol No. 19 as of 27th of April 2002)

PROPOSALS ON PERSONAL QUONTITY OF THE WORKING BODY PRESIDIUM:

1. Sergey O. Frank - Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot";
2. Alexander A. Braverman - Stats secretary – First Deputy Minister of Ministry of property relations of the Russian Federation, member of the Board of Directors of JSC "Aeroflot";
3. Michael G. Vinchel - General Director of JSC "Investment company "Prospect", member of the Board of Directors of JSC "Aeroflot";
4. German O. Gref - Minister of Economic Development and Trade of the Russian Federation, member of the Board of Directors of JSC "Aeroflot";
5. Yuri E. Zaostrovtsev – Deputy Director of the Federal Security Service of the Russian Federation – Head of Department of the Federal Security Service of the Russian Federation, member of the Board of Directors of JSC "Aeroflot";
6. Alexander Y. Zurabov - First Deputy General Director of JSC "Aeroflot" on financial, economic and commercial activities, member of the Board of Directors of JSC "Aeroflot";
7. Alexander V. Nemtsov - Executive Director of JSC Financial company "Profit House", member of the Board of Directors of JSC "Aeroflot";
8. Valery M. Okulov - General Director of Joint Stock Company "Aeroflot - Russian Airlines", member of the Board of Directors of JSC "Aeroflot";
9. Vladimir A. Tchernukhin – Deputy Minister of Finance of the Russian Federation;

***

Eugene I. Shaposhnikov – Assistant of the President of Russian Federation;
Alexander V. Neradko - First Deputy Minister of Transport of the Russian Federation;
Sergey G. Belyaev – General Director of JSC "International Airport Sheremetyevo";
Anatoly N. Brylov – Deputy General Director – Executive Secretary of the Board of Directors of JSC "Aeroflot";

Chairman of the meeting: Sergey O. Frank - Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot";
Speaker of the meeting: Anatoly N. Brylov – Deputy General Director – Executive Secretary of the Board of Directors of JSC "Aeroflot";
Secretary of the meeting: Yulia V. Sorokina – Leading legal adviser, head of group of preparation, registration and systematization of legal acts of the Legal Department of the Russian Federation;
Regulating Group:
Kirill S. Budaev – Director of the Corporate Property Department of JSC "Aeroflot";
Alexey V. Melekhin – Deputy Head of Legal Division of JSC "Aeroflot"

Commission on control under sum up of the voting:
Alexander A. Koldunov – Head of Flights Safety Inspection of JSC "Aeroflot";
Anatoly A. Loukyanov – Head of Division of Security of Executive and Commercial Activities Service of JSC "Aeroflot";
Boris I. Shastun – Chairman of Trade-Union of JSC "Aeroflot";
Anatily P. Yakimchuk – Captain of Flying Crew of aircrafts A-310 of Aviation Crew No. 1 JSC "Aeroflot";
Elena V. Lezhnina – Chief specialist of Securities Division of Corporate Property Department of JSC "Aeroflot".

Commission on preparation of the projects of annual general meeting of shareholders decisions:
Lev S. Koshlyakov – Deputy General Director – Director of Public Relations Department of JSC "Aeroflot";
Igor A. Desyatnichenko – Deputy General Director of JSC "Aeroflot" on Cargo Traffic;
Vladimir A. Matveenko – Head of Administration of JSC "Aeroflot";
Michael I. Poluboyarinov – Chief Accountant of JSC "Aeroflot";
Anatoly P. Bourlakov – Expert of the Board of Directors Secretariat of JSC "Aeroflot".

Secretariat:
Elena V. Antonova – Expert of the Board of Directors Secretariat of JSC "Aeroflot";
Victoria V. Shpankina - Expert of the Board of Directors Secretariat of JSC "Aeroflot";
Larissa P. Petrova – Leading expert of the group of General Division of Administration of JSC "Aeroflot"

The short biographical data of candidates to the Board of Directors of the Open Joint Stock Company "Aeroflot Russian Airlines"

1. **Alexander A. Braverman** – Stats secretary – First Deputy Minister of Ministry of property relations of the Russian Federation, member of the Board of Directors of JSC "Aeroflot". He was born in 1954 in Kharkov, was graduated from Kharkov Engineering Economical Institute, specialization – Economics and Arrangement of Chemical Industry.
   In 1981 he was graduated from the post – graduate course of Moscow Institute of Fine Chemical Technology. He is a Doctor of Economy. From 1976 to 1977 he was duty at the Army. From 1981 to 1984 he worked as an engineer at the Kharkov Plant "Progress" and Moscow Cable Plant. Since 1984 till 1985 – an assistant, a reader, a head of the Chair at Moscow Institute of Fine Chemical Technology. From 1995 – the President of Russian Marketing Association. He collaborates with the Governmental Property Committee from 1992: he was a Chief of Expert Marketing Group; a Head of Adviser's Group fro the Chairman of Governmental Property Committee.
   Since 1996 – a Chairman of Scientific Consulting Council of Governmental Property Committee, a Board member of Governmental Property Committee. He participated in the elaboration of the General legislative, statements and regulations for privatization. He is an author of two monographs and more then 50 scientific articles.
   From 1997 to 1999 – the First Deputy Chairman of Governmental Committee on control of Governmental Property of Russian Federation; the First Deputy Minister of Governmental Property of Russian Federation.
2. **Michael G. Vinchel** - General Director of JSC "Investment company "Prospect", member of the Board of Directors of JSC "Aeroflot". He was born in 1961 in Moscow. Was graduated from Correspondence Institute of Soviet Trading, specialization – trading economics. From 1980 to 1990 he worked as an economist then Deputy Head of Department of the Ministry of Trading of the Russian Soviet Federal Socialistic Republic, since 1990 till 1993 – Director of "KOMPRO" cooperative society and from 1993 to 1995 – Director of JSC "Investment firm "OLMA".
3. **Vladimir S. Goryachev** – Head of Department of the Ministry of Transport of the Russian Federation, member of the Board of Directors of JSC "Aeroflot". He was born in 1951 in Moscow. Was graduated from Moscow Management Institute, specialization "engineer – economist".
   At 1969 he worked as forwarder at the Installing Trust, then a laboratory assistant at the Governmental Scientific Research Institute of Civil Aviation; then an engineer, a senior engineer, a senior researcher.
   From 1980 to 1992 – an expert, the senior expert, the leading specialist of the Air Transportation Section in the Common Transport Department, Governmental Planning Committee of USSR (from 1991 to 1992 – Ministry of Economy, USSR).

From 1992 to 2000 the Deputy Head of Economy and Reforms Department; the Deputy Director of the Federal Air Transport Service of the Russian Federation.

4. **German O. Gref** – Minister of Economic Development and Trade of the Russian Federation, member of the Board of Directors of JSC "Aeroflot". He was born in 1964 in village "Panfilovo", Pavlodar Region. Was graduated from Omsk Governmental University with specialization "law". From 1992 he took an active part in the economical reforms in Saint – Petersburg, worked as a Chairman of the Committee on Managing of Governmental Property, Petrodvodets district; the Director of Realty Department; the First Deputy Chairman.

   From 1997 – Vice Head, Chairman of the Managing Committee of Governmental Property of Saint – Petersburg. At that period being the member of Russian Collegiums of the Ministry of Governmental Property and the member of Council of Enterprises Reformation attached to the Government of the Russian Federation, as an expert he took an active part in the elaboration of some Federal laws, other legislative and normative acts.

5. **David L. Davidovitch** – Managing Director of investment activity of the "Millhouse Capital UK Limited". He was born in 1962. He has a higher education. From 1995 to 1997 a Head of foreign economic activity Department of JSC "Alfa-Eco". Since 1997 till 1998 Director of Department for organization of oil extraction, oil refining and realization of petroleum products of JSC "NK Rosneft". From 1998 to 2000 – Head of Commercial Service of JSC "Sibneft". In 2000 – Deputy General Director for organization of production and sale of products of JSC "Russian Aluminum". Since 2000 till 2001 – Deputy General Director of JSC "GAZ" for production and sale of products.

6. **Yuri E. Zaostrovtsev** – Deputy Director of Federal Security Service of the Russian Federation, member of the Board of Directors of JSC "Aeroflot". He was born in 1956 in Moscow. He has a higher education with specialization in jurisprudence. He worked in State organizations of the USSR and Russian Federation.

7. **Alexander Y. Zurabov** – First Deputy General Director of JSC "Aeroflot" on financial, economic and commercial activities, member of the Board of Directors of JSC "Aeroflot". He was born in 1956 in Leningrad.

   In 1977 he was graduated from Moscow Management Institute with specialization "economist – cybernetic" and in 1989 – the Foreign Trade Academy with specialization "international economic relations". He is a candidate of economic science, speaks English and French languages. From 1977 to 1986 – junior scientific employee, then senior scientific employee, scientific secretary of "SoyuzmorNIIproyect" of the Ministry of Marine Fleet of the USSR, from 1986 to 1991 – reader, junior scientific employee, senior tutor of the Academy of Foreign Trade, from 1991 to 1994 – Chief of department , Chief of the department of currency – financial transactions of "Konversbank" ; from 1996 to 1999 – Chairman of Management of the Trust and Investment Bank; from 1996 to 1999 – President, CEO, Chairman of the Board of Directors of the Bank "Menatep", Head of working group of reorganization, Chairman of the Board of Directors of Joint Stock Commercial Bank "Agrooptbank".

8. **Alexander V. Melnikov** – Head of Economic analysis Department of the "Millhouse Capital UK Limited". He was born in 1968. He has a higher education with specialization in finance and management. From 1996 to 1998 – financial

consultant of consulting company "Proinvestconsulting". Since 1998 till 2001 – Head of economic analysis and modeling of business projects division of the JSC "Sibneft".

9. **Alexander V. Nemtsov** – Executive Director of JSC Financial company "Profit House", member of the Board of Directors of JSC "Aeroflot". He was born in 1967 in Moscow. He was graduated Moscow State Open University, economic faculty with specialization management. From 1986 to 1989 – student of the Higher Military Air College of Pilots. Since 1989 till 1991 - senior laboratory assistant, specialist of the Moscow College of electrical equipment, from 1991 to 1994 – broker of the TOO "Umitek". In 1994 he received certificate of the Federal Commission for Securities Market as "manager or inspector of the company, that executes broker or dealer activity and / or executes trust management of securities". From 1994 to 1997 – Leading expert of the JSC "Center "Moscow Finance" – managing company of the investment fund for social safety of dwellers of North "YAMAL". Since 1997 till 2000 – manager of trading activity devision of the JSC "Financial Company "Profit House". In 1998 he received a certificate as an "ant crisis manager" of the Russian Academy of the State service.
10. **Alexander V. Neradko** - First Deputy Minister of Transport of the Russian Federation. He was born in 1961 in Moscow. He was graduated Moscow Institute of Engineers of Civil Aviation with specialty "exploitation of aircrafts and aircraft engines", speaks English. From 1985 to 1987 – aircraft technician, engineer for exploitation of the Air – Technical Stock of the Vnukovo Manufacturing Unit of Civil Aviation. Since 1987 till 1992 – leading expert, 1st category specialist, leading specialist, chief specialist of the Department for examination and preventive measures of air incidents of the "Gosavianadzor" of the USSR. From 1992 to 1993 – chief specialist, head of the examination of air incidents division of Interstate Air Committee. From 1993 to 2000 head of division, deputy chief of the Main Inspection for the safety of flights of civil aircrafts. Since 1997 – Head of the State Examination Department for safety flights of the Federal Service of the Russian Federation.
11. **Stanislav N. Ovcharenko** – Head of Department for License and Regulation of Air traffic works and Services of the Ministry of Transport of the Russian Federation. He was born in 1943 in country Kourganovka, Kemerovo District. He was graduated Kouybishevsky Air Institute with specialization "exploitation of aircrafts and engines", speeks English. From 1967 to 1975 – engineer, chief engineer, head of guild of the Air – Technical Stock of the Alma – Aty air division of the Kazakh Civil Aviation Department. Since 1975 till 1979 – engineer of the representation of Aeroflot in Baghdad, Iraq. From 1979 to 1982 – Deputy Chief for manufacturing and organization of traffic of the Vnukovo Manufacturing Unit of Civil Aviation. From 1982 to 1987 – Deputy Head of the department for air works and traffic of the MGA of the USSR. Since 1987 till 1990 – representative, general representative of Aeroflot in Shannon, Ireland. From 1990 to 1991 – Head of the Main Department of air works and traffic of the Ministry of Civil Aviation of the USSR. From 1991 to 1992 – General Director of the consortium "Sirena – 3". Since 1992 till 1993 – Deputy Director of the Department for air transport of the Ministry of Transport of the Russian Federation. From 1993 till 1997 – General Director of the JSC "Aero leasing". From 1997 to 2000 - Deputy Head, First Deputy General Director of the GTK

"Russia". From 2000 – Head of the Department for License and Regulation of Air traffic works and Services of the Federal Service of Air Transport of the Russian Federation.

12. **Valery M. Okulov** – General Director of Joint Stock Company "Aeroflot - Russian Airlines", member of the Board of Directors of JSC "Aeroflot". He was born in 1952 in Kirov town. He was graduated Academy of Civil Aviation, with specialization "engineer – navigator". He worked as navigator of such aircrafts as: An – 24, An – 12, Tu – 154, as navigator – instructor of Tu – 154 Aircraft of United Air – Detachment in Sverdlovsk. From 1985 – worked at the Central Department of International Airways, as navigator of such aircrafts as: Tu–154, Il–86, and then as a senior navigator – tutor of the Center of trainings of air – specialists. Since 1996 – First Deputy General Director for organization and management of industrial activity of JSC "Aeroflot". From 1997 in accordance to the decision of the Board of Directors appointed as an Executive General Director of JSC "Aeroflot". At the Annual General Meeting of Shareholders on 30th of May 1997 was elected as a member of the Board of Directors and appointed as a General Director of JSC "Aeroflot".
13. **Andrey A. Osipov** - Chief of Merger Department of the "Millhouse Capital UK Limited". He was born in 1971. He has a higher education with specialization "economist". From 1997 to 1998 – leading specialist of project financing division of the "NK "Yukos". Since 1998 till 2001 – Head of capital market division of the JSC "Sibneft".
14. **Alexey E. Touzhilin** – Head of Corporate Governance Department of the "Millhouse Capital UK Limited". He was born in 1968. He has a higher education with specialization "economist". From 1994 to 1997 – leading specialist of the Ministry of State Property of the Russian Federation. Since 1997 till 2000 – leading specialist, chief specialist of the JSC "Sibneft".
15. **Sergey O. Frank** – Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC "Aeroflot". He was born in 1960 in Novosibirsk town. He was graduated from Higher Engineering Marine College in Vladivostok town. From 1983 to 1989 worked as a scientist, tutor and administrator of Higher Engineering Marine College in Vladivostok town, and from 1984 was Deputy Head of Higher Engineering Marine College in Vladivostok town. From 1989 to 1991 – Head of the Department of foreign – trade relations of Marine Steamship Company in Far – East Region. At 1989 he was graduated from Higher Commercial school of the Academy of Foreign Trade, correspondence course and at 1995 also he was graduated Far – Eastern State University, correspondence course of juridical faculty. From 1995 to 1996 – Deputy Director of the Department of Marine Transport of the Ministry of Transport of the Russian Federation. From 1996 to 1998 – First Deputy Minister of Transport of the Russian Federation.
16. **Vladimir A. Tchernukhin** – Deputy Minister of Finance of the Russian Federation. He was born in 1968 in Moscow. He was graduated Academy of International Business with specialization "International Economic Relationships". Speaks English and French languages. From 1986 to 1987 – engineer – electrician of the division of ASU V/O "Tekhmashexport" of the Ministry of Foreign Trade of the USSR and then inspector in V/O

"Himmashexport" of the Ministry of Chemical Industry of the USSR. From 1987 to 1989 he was duty at the Army. From 1989 to 2000 – Deputy Head of Division, Deputy Head of Department, Head of Department and Deputy Chairman of Vnesheconombank.

17. **Eugene I. Shaposhnikov** – Assistant of the President of Russian Federation. He was born in 1942 in Bilshoy Log village of Aksay district, Rostov region. He was graduated from Kharkov Higher Military Aviation College of Pilots, also he was graduated Military Aviation Academy and Academy of General Headquarter. Marshal of the Aviation (was a pilot, commander of the division, commander of an aviation regiment, commander of squadron, deputy commander of the military air forces of the region, commander of the military air forces of the region, commander of the air forces of the group of Soviet Army in Germany, deputy commander – in – chief of military air forces, commander – in – chief of military air forces). From 1991 he was duty at the Ministry of Defense of the USSR, Minister of Defense of the USSR, Commander – in – Chief of the United Armed Forces of CIS, Secretary of the Safety Union of the Russian Federation. From 1994 was a Representative of the President of the Russian Federation at the Governmental Company "Rosvooruzhenie". From 1995 till 1997 – General Director of JSC "Aeroflot". In 1997 was elected as a member of the Board of Directors of JSC "Aeroflot". He has a several governmental awards, Honored Military Pilot of the Russian Federation.
18. **Kennet Schnaider** - Leading Legal Adviser of the "Millhouse Capital UK Limited". He was born in 1964. He has a higher education with specialization "jurisprudence". From 1996 to 1997 – legal adviser of the international firm "White & Case". Since 1997 till 1999 – legal adviser of the international firm "DEBEVOISER&PLIMPTON". From 1999 to 2001 – leading legal adviser of the JSC "Sibneft".

Statement of CEO of JSC "Aeroflot – Russian Airlines" to the shareholders

Dear shareholders!

Results of 2001 approved that the strategy of company's development, accepted by the Board of Directors in 2000, which is based on the optimization of network and schedule, fleet and service improvement, is absolutely correct. We have reached a profit increase, positive operating results and considerable market expansion.

We have carried 5,832 million passengers, that is 732,1 thousand passengers more than in 2000. We have carried 101,7 thousand tons of cargo and mail. We have carried out 18,939 billion passenger-kilometers and 2,259 ton-kilometers.

Year of 2001 was a year of examination of all airline industry all over the world. Aeroflot side by side with all airline company of the world felt the results of crises, caused by the acts of terrorism in the sky of America. Intensive and coordinated work of the managers and of all the 15,000 people staff of the company, who showed their best professional qualities in such a difficult period, helped the company to succeed against such a difficult situation.

Realizing the strategic tasks

The most important task in 2001 was beginning of passage from increasing the value to the principle changes, ordered for the efficiency increase. We are not trying to ordinary increase of our values. In 2002 we shall, first of all, increase our productivity, work efficiency of all units and of all employees of the company by stimulating of economy and new approaches of strategic tasks realizing.

The biggest share of transported passengers and the basic share of revenues of Aeroflot is comming from the international activities. That is why network development had a prior importance for the company and a very big work was made to optimize the network and as a result to have a good connectivity to and from Europe, America, Asia. Passenger load factor of the company in 2001 was on the level of 65,8%.

A very important work was made to bring the practice of our business in accordance with the best international standards. We introduce into our company the best practice of airline business, to provide a safety and comfort.

Network and schedule shapes the basis of business of airline company and it is very important for high profitability. Aeroflot concentrates its attention on the frequency and regularity increase on the largest and attractive markets for the company, such as Western Europe and Russia.

At the same time Aeroflot is eager to support and to develop the network, by signing agreements with other airlines.

The brand of Aeroflot, which is 70-years aged, is unique national property, which is one of the oldest and famous brands not only in airline industry. Our task for today – to find new decisions for promoting the brand of Aeroflot in society and among clients. The brand of Aeroflot must be a mirror of the company.

The Frequent Flyer Program "Aeroflot Bonus" is very popular among our passengers. The quantity of participants of this program reached the level of 122 thousand people. In frames of this program some important agreements were signed with our partners, which make the list of our services wider and increase an attraction of our company.

Costs control

Under the circumstances of not firm economical situation in the world, of additional safety costs without possibility of adequate increase of ticket prices, the benefit of the company very much depends on the costs control, costs reductions.

Sizeable sources, which were spent in 2001 on fleet improvement in accordance with the requirements of European Union, in particular, setting the system of collision notification, were fully discharged. Aeroflot – one of a few Russian airlines, which increase the passenger and cargo traffics in the Western Europe countries after the EU noise and emission limitation was accepted since 1st of April of 2002.

We still have a task to renew the fleet of the company. Such aircraft as TU-134, IL-62, IL-86are not liable to be improved according to the EU requirements. Aeroflot is eager to use maximum only four types of aircraft instead of eleven. We see a large reserve of economical resources and a high-class stability in such an activity.

Corporate projects

Service improvement project was developed and the realization of this project began successfully. Air steward motivation system was changed. Now, this system is oriented on the results, intensity and quality. Such a changing must solve a problem of motivation of professional growth among stewards.

Lately Management of Aeroflot pays an increased attention to the corporate culture developing. An understanding the tasks of the company by the employees, following the accepted corporate standards is not a desirable condition, it is a necessity for solving such tasks.

Plans

We mark an increased demand on domestic and international routes, which shows us progressive development of Russian economy, increase of business activities of Russian airline companies. The main tasks of Aeroflot in 2002 are:

- providing safety of flights;
- increase of the service quality;
- increase of efficiency of financial and commercial activities;
- control under the costs.

I thank all the employees of Aeroflot for such a great work and all the shareholders for the support in our strategy realizing.

General Director of
JSC "Aeroflot" Valery M. Okulov

(82 – 4592)

02 JUN -5 AM 11:12 *Auditor's Report*

Moscow *March 29, 2002*

Introductory Statement

The audit of the Joint Stock Company Aeroflot Russianl Airlines has been conducted by the auditing firm Vneshaudit.

The firm was registered by the Moscow Registrar's Office (Certificate No. 470.740 of February 17, 1992) at the following legal address: 25-27/2 Bolshaya Yakimanka Street, Moscow.

The firm's telephones: 258-1901, fax 967-3744.

The firm has settlement account 40702810200020000047 with Tverskoye Branch No. 7982 of the Moscow Bank of the incorporated bank "Savings Bank of the Russian Federation," correspondent account 30101810400000000225, BIC (Bank Identification Code) 044525225.

At present the firm operates on the basis of License No. 007610 of February 26, 2001, issued by the Ministry of Finance of the Russian Federation for a term of three years.

The audit was carried out by a team of auditors headed by Auditor in Charge Yelena V. Safonova (Qualification Certificate No. 003006 issued by the Central Certifying and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation on January 25, 1995 for a term ending on January 24, 2004).

Closing Statement

Report by the auditing firm Vneshaudit to the shareholders in the Joint Stock Company Aeroflot Russian Airlines on the accounting records of the Joint Stock Company Aeroflot Russian Airlines for the year 2001

1. We have carried out an audit of the attached accounting records of the JSC "Aeroflot Russian Airlines" (hereinafter referred to as the Corporation) for the year 2001. The records were prepared by the Corporation's executive body in accordance with Law "On Accounting Records" of November 21, 1996 No.129, Order of the Ministry of

Finance of the Russian Federation of January 13, 2000 No. 4, "Regulations for Filling Out the Forms of Annual Accounting Records", Instructions on Procedure of Drawing up and Providing of Accounting Records, approved by the Order of the Ministry of Finance of the Russian Federation of January 13, 2000 No.4 and Methodical Recommendations on Procedure of Accounting Records Forming of Corporations, approved by the Order of the Ministry of Finance of the Russian Federation of June 28, 2000, No. 60n.

2. Responsibility for preparing the records rests with the Corporation's executive body. Our duty is to state our opinion, based on the findings of the audit, about the accuracy of the records in every essential aspect.

3. We conducted the audit in conformity with Federal Law "On Auditing Activity" of August 7, 2001, No.119. The audit was planned and conducted so as to make adequately sure that the annual accounting records were free from any substantial distortions. The audit included selective examination of substantiation of the numerical data and explanatory notes contained in the accounting records. We believe that the audit conducted gives us ample grounds for offering an opinion about the accuracy on the whole of the records in question.

4. In our opinion, the accounting records attached to this Report with the currency of balance in the amount of 17,686,716 rubles are on the whole accurate, that is, they were prepared so as to reflect in every substantial aspect the Corporation's assets and liabilities as of January 1, 2002, and the financial results of its activity in the year 2001 in conformity with Federal Law "On Accounting Records" No. 129-FZ of November 21, 1996, with amendments and additions and in keeping with the Regulations for Keeping Accounts and Accounting Records in the Russian Federation approved by Order No. 34-N of July 29, 1998, of the Ministry of Finance of the Russian Federation.

L. M. Mitrofanov,
General Director

Ye. V. Safonova,
Auditor in Chef

(82 – 4592)
Annual General Meeting
Of Shareholders of JSC «Aeroflot»
May 25, 2002

BALANCE SHEET
as of December 31, 2001, in thousand rubles

	2001	2000
ASSETS		
I. NONCIRCULATING ASSETS		
Intangible assets	104,958	76,785
Fixed assets	4,030,510	3,641,605
Construction in progress	682,595	986,908
Long-term financial investments, including:	1,690,971	1,671,544
investments in affiliates	138,196	182,649
investments in subsidiaries	3,384	3,384
investments in other organizations	73,259	22,383
loans made to organizations for a term of more than 12 months	1,475,990	1,437,909
other long-term financial investments	142	24,219
Section I Total	6,509,034	6,376,842
II. CIRCULATING ASSETS		
Inventories, including:	1,147,894	1,837,162
supplies and other similar valuables	1,115,010	1,514,159
deferred expenses	32,884	323,003
Value-added tax on purchased valuables	419,129	479,234
Goods for resale and goods forwarded		
Accounts receivable (due for payment more than 12 months after the date of account)	0	0
Accounts receivable (due for payment less than 12 months after the date of account), including:	6,266,221	7,664,800
customers	3,249,408	4,628,124
bills receivable	2,797	150
subsidiaries debt		39,217
advances granted	107,719	234,194
other receivables	2,906,297	2,763,115
Short-term financial investments	924,455	527,714
Monetary funds, including:	1,466,702	800,964

cash and cash equivalents	51,290	22,890
settlement account	161,549	98,502
currency accounts	1,106,046	496,023
other monetary funds	147,817	183,549
Other circulating assets	0	0
Section II Total	10,229,401	11,309,874
BALANCE	16,739,435	17,686,716
LIABILITIES		
III. CAPITAL AND RESERVES		
Authorized capital	1,110,616	1,110,616
Additional capital	4,091,899	4,055,525
Social sphere fund	17,979	17,386
Nondistributed profits of the past years	1,354,366	186,345
Noncovered loses of the past years	2,164,480	1,030,499
Nondistributed profits of the year of account	x	1,351,818
Noncovered loses of the year of account	x	680,306
Section III Total	4,410,380	5,010,885
IV. LONG-TERM LIABILITIES		
Borrowed funds	0	600,000
Section IV Total	0	600,000
V. SHORT-TERM LIABILITIES		
Borrowed funds, including:	1,860,039	3,367,293
bank loans	1,825,039	3,322,293
other loans	35,000	45,000
Accounts payable, including:	10,463,127	8,498,853
suppliers and contractors	6,637,341	5,282,173
bills payable	521,053	242,534
arrears of payments to the personnel	68,894	125,881
arrears of payments to the to the state nonbudget funds	141,592	301,186
arrears of payments to the state budget	2,437,482	2,053,724
advances received	124,538	141,989
other creditors	532,227	351,366
arrears of income payments to the founders	4,889	13,519
Deferred income		134,157
Reserves of the future expenses		62,009
Other short – term liabilities		0
Section V Total	12,328,055	12,075,831
BALANCE	16,738,435	17,686,716

(82 – 4592)

Annual General Meeting
Of Shareholders of JSC «Aeroflot»
May 25, 2002

PROFIT AND LOSS ACCOUNT
for a period from January 1 to December 31, 2001, in thousand rubles

(Net) proceeds from selling goods and products, performing jobs and rendering services (less VAT, excises, and similar obligatory payments)	41,517,792
Cost price of selling goods and products, performing jobs and rendering services, including:	36,709,424
Gross margin from sales	4,808,368
Business expenses	2,623,984
Administrative expenses	1,844,227
Sales profit (loss)	340,157
Interest receivable	115,242
Interest payable	354,514
Income from participation in other organizations	187,927
Other operating earnings	229,637
Other operating expenses	600,464
Non-sales earnings	5,487,961
Non-sales expenses	2,508,558
Profit (loss) before taxes	2,897,388
Profit tax and similar obligatory payments	1,581,657
Profit (loss) of general activity	1,315,731
Extraordinary expenses	882
Net profit (undistributed profit (loss) of accounting period)	1,314,849

02 JUN -5 AM 7:12

(82 – 4592)

Report of Audit Committee Of Joint – Stock Company "Aeroflot – Russian Airlines" In accordance with results of activity as of fiscal year, ended 31st of December 2001

In accordance with item 5.3 of the Statement «about the Audit Committee» of Joint Stock Company «Aeroflot», Audit Committee shall be obliged to check the financial and operational results of the Company activity, also must begin audit data which will be included into Annual Report, such as: balance sheet, profit and loss account and other financial and operational activities documents, intended to be presented at the Annual General Meeting of Shareholders of Joint Stock Company «Aeroflot», not later then two months before the Annual General Meeting of Shareholders of Joint Stock Company «Aeroflot».

Audit Committee audited financial and operational activities of JSC «Aeroflot» during 2000 and after last General Meeting of Shareholders and also during first half of 2002 before General Meeting of Shareholders. Accounting notes, contracts, acts of done works, suppliers bills, payment orders, cash and other basic documents were checked.

Audit Committee acts in accordance with Statement «about Audit Committee» of JSC «Aeroflot» and letters of the Ministry of Property of the Russian Federation as of 7th of August 2001 No. 3P-20/15027 that is contain example of audit committee activity plan.

Total assets and total liabilities of Joint Stock Company «Aeroflot» as of 2001 results is 17,7 billion rubles, that is higher on 6% than results of 2000 (taking into account fixed assets appreciation). So, growth affected in only current assets that was increased on 11% in comparison with results of 2000. Noncurrent assets decreased on 2%.

The most important growth, on 22%, was on the article accounts receivable. At the same time, revenue increased only on 15%. But we can't say about deterioration of turnover because of growth of accounts receivable was provided in general because of new category of debtor – House IATA came in 2000. Taking into account a high turnover and also technical character of this debt it is possible to say in general about improvement of accounts receivable structure.

At the same time, separate accounts receivable still "pollute" balance sheets. So, in accounts receivable there are still reckoned debt as minimum of five expired debtors that compose about nine percent of total accounts receivable.

During 2001 there was no substantial changes in noncurrent assets except removal of some air engines and some non profitable investments and also increase of share participation in "Aeroflot – Don" company.

Structure of liabilities of the Company was considerably changed. So, in general on the section IV and V of the balance sheets there was growth of liabilities on 3% and we can say about essential growth of the debt turnover of the Company, since product cost during 2001 increased on 13%. At the same time, accounts receivable decreased on 19% and we can say about essential growth of attraction of the Company as a prompt payer of it's obligations. So, growth of borrowings and credits composed 113%, but that was not affected on interests expenses (growth only on 7%), because management of the Company successfully used world money market situation.

Profit of the main activity of the Company was 41,5 billion rubles that is on 15% higher than last year results. Besides, last year there was 13% growth, 15% growth of profit in a situation which was in 2001 especially after circumstances of 11th of September and taking into account the fact that in 2001 growth of the profit was provided in general because of passenger traffic – the result is very good. That means that fleet was used more effective especially taking into account character and structure of the fleet of the Company.

Undistributed profit in 2001 composed 1,3 billion rubles. Expenses of reporting year, not covered with own sources, composed 0,7 billion rubles (in 2000 – 1,1 billion rubles) and presents by themselves expenses on payments that are mentioned by Collective Contract of the Company and other expenses that are impossible to be shown in profit and loss account as a non – operating expenses in accordance with Regulations on book – keeping (PBU 10/99) "Expenses of the Company".

In accordance with Article 3.1 of the Regulations "about Audit Committee" of JSC "Aeroflot – Russian Airlines" and Article 52 of Federal law as of 7th of August 2001 No. 120 FL, Audit Committee have to approve authenticity of data that is included in reports and other financial documents of the Company, to present an information about breach of prescribed rules of accounting and representation of financial accounts and also to present the results of checking up as of fiscal year including offers on optimization of financial and operational activity of the Company.

Since the moment of election till the present time there were conducted 8 sessions, learned fifteen questions concerning financial and operational activity of the Company, almost all general spheres of activity were checked.
Based on our work and on independent auditor's reports, the Audit Committee confirms the worthy of data in balance sheet an profit and loss account of JSC "Aeroflot – Russian Airlines" dated by 31.12.01.No material breaches, established in Accounting Standards of the Russian Federation, were brought out.

The Chairman of Audit Committee	B. I. Veselov
Members of Audit Committee	N.F. Akimova
	Z.P. Kouzmina
	A.V. Tikhonenko
	V.V. Sharipov

(82 – 4592)

Annual General Meeting of Shareholders
JSC "Aeroflot Russian Airlines"

Moscow

25th of May, 2002

Recommended
by the Board of Directors
of JSC "Aeroflot Russian Airlines"
(Protocol No. 19 as of 27th of April, 2002)

PROPOSAL

Of the Board of Directors of JSC "Aeroflot" on the question No.5 of Agenda

"To approve numerical strength of the Board of Directors of JSC "Aeroflot Russian Airlines" in 11 persons".

(82 – 4592)

Annual General Meeting of Shareholders
JSC "Aeroflot Russian Airlines"

Moscow

25th of May, 2002

Recommended
by the Board of Directors
of JSC "Aeroflot Russian Airlines"
(Protocol No. 19 as of 27th of April, 2002)

PROPOSAL

Of the Board of Directors of JSC "Aeroflot" on the question No.14 of Agenda

"To approve "Rossiyskaya gazeta" newspaper, "Moy Aeroflot" newspaper and informational agency "Interfax" as mass-media companies for distribution of an information for shareholders of JSC "Aeroflot".

(82 – 4592)
Approved by the Board of Directors
JSC "Aeroflot"

As of 27th of April, Protocol No. 19

Proposal
Of the Board of Directors of JSC "Aeroflot" on distribution of income of JSC "Aeroflot", as of 2001 results of activity

1.	To direct on liquidation of deficiency of proper sources of long – term investments finance, purchase of software and licenses on activity.	193 million rubles
2.	To direct on liquidation of expenses on obligatory payments that are provided by the terms of collective contract on medical center and other expenses including financial help to the State service of civil aviation that is implemented on 2002.	680 million rubles
3.	To direct on partial repayment of loses as of 1998-1999.	247,163 million rubles
4.	To direct on creation of the financial source on incentive bonus for employees as of results of activity on 2001.	38 million rubles
5.	To direct on creation of financial source of obligatory payments that are provided by the terms of collective contract and other expenses in accordance with budget as for 1st Quarter 2002.	31 million rubles
6.	To direct on creation of financial source of long – term financial investments on machinery modernization.	59 million rubles.
7.	To direct on payment of dividends	66,637 million rubles

Total 1.314,8 million rubles

(82 – 4592)

Annual General Meeting of Shareholders
JSC "Aeroflot Russian Airlines"

Moscow 25th of May, 2002

Recommended
by the Board of Directors
of JSC "Aeroflot Russian Airlines"
(Protocol No. 19 as of 27th of April, 2002)

PROPOSAL

Of the Board of Directors of JSC "Aeroflot" on the question No.13 of Agenda

"To approve as an auditors for 2002 fiscal year following companies:
"Vneshaudit" and "Deloitte & Touché".

Annual General Shareholders Meeting
JSC "Aeroflot"

25th of May 2002

Recommended by
Board of Directors JSC "Aeroflot"
(27, April, Protocol No. 19)

Board of Directors of JSC "Aeroflot" offer concerning payments of annual dividends on shares of JSC "Aeroflot" as of results of 2001, the sum and kind of dividends

To recommend to Annual General Shareholders Meeting of JSC "Aeroflot" to approve dividends on shares of JSC "Aeroflot" as of results of 2001 in sum 0.06 rubles per share in real money and period of payments form 1st of August to 31st of December 2002.

Main events in 2001

February 1
Aeroflot inputs common standard of passengers service at the airports that meets international requirements.

February 9
It was started constructional works in accordance to the project "New terminal "Sheremetyevo-3". Planning passenger turnover of new terminal is 8-10 million passengers per year. Sheremetyevo – 3 will serve all internal and international flights of Aeroflot and also it will serve flights of foreign air companies.

February 19
Bovis Lend Lease International Limited was appointed as a managing company for organization of constructional works of Sheremetyevo – 3.

March 4
It was started introduction of complex system SAP R/3 in Aeroflot

March 2
Aeroflot issued bonds.

March 14
Aeroflot introduced it's GDR's on international financial markets. GDR's of JSC "Aeroflot" were listed on NEWEX (New Europe Exchange).

March 20
Standard&Poor's published its first corporate governance score: Aeroflot Russian Airlines" scores CGS-5.3 on a 1-10 scale.

March 29
Aeroflot won the All – Russia competition for 2 nominations: "Aviation Company of The Year – passenger carrier in domestic lines" in the first group and "Aviation Company of The Year – cargo carrier in domestic and international lines".

April 15
Aeroflot started regular flights on the rout Moscow – Tashkent – Moscow.

July 11

It was reached an agreement between the Minister of traffic communications of the Russian Federation, government of Moscow city and general director of JSC "Aeroflot" about high-speed rail way between Leningradsky railway station and Sheremetyevo – 3.

September
Aeroflot received syndicated credit of 30 million dollars from JSC "Raiffeisen Bank".

September 20
Aeroflot and LOT signed cod-sharing agreement.

December 27
Aeroflot was named official carrier of the Russian Olympic team for the XIX Winter Olympic Games in Salt-Lake City.

Annual General Meeting of Shareholders
Of JSC "Aeroflot"

25th of May, 2002

Board of Directors of JSC "Aeroflot"

No.	Name	Title
1.	Sergey O. Frank	Chairman of the Board of Directors of JSC "Aeroflot", Minister of Transport of the Russian Federation
2.	Alexander A. Braverman	Stats secretary – First Deputy Minister of Ministry of property relations of the Russian Federation
3.	Mikhail G. Vinchel	General Director of JSC "Investment company "Prospect"
4.	German O. Gref	Minister of Economic Development and Trade of the Russian Federation
5.	Yuri E. Zaostrovtsev	Deputy Director of Federal Safety Service of the Russian Federatiom
6.	Alekxander Y. Zurabov	First Deputy General Director of JSC "Aeroflot"
7.	Alexander V. Nemtsov	Executive Director of OOO "Profit House"
8.	Valery M. Okulov	General Director of JSC "Aeroflot"
9.	Vladimir A.Tchernukhin	Deputy Minister of Finance of the Russian Federation

The short biographical data of candidates to the Audit Committee of Joint Stock Company "Aeroflot Russian Airlines"

1. **Nina F. Akimova** – Director of Department of economy and development of JSC "Aeroflot", was born at 1947 in Kazakhstan, Taldy – Kurganskaya Region, town Tekely. Graduated from Moscow Engineering and Economical Institute as an engineer – economist with specialization on economies and organization of air transport. After graduating at 1970 she was a post – graduate student, then a scientific employee of Moscow Engineering and Economical Institute; at 1977 – an engineer, a senior engineer of Automotor – transport depot of Wood Industry Ministry, at 1979 – an engineer, a vice – head, a head of Planning and Economical Department of Aeroflot Central Administration; at 1991 – a senior economist, a leading economist of Joint – venture "Aeroservice". From 1995 to 2000 – a vice – head; a head of Economical department of Directorate on economic planning, a vice – director of the Department of economy and development of JSC "Aeroflot".

2. **Irina L. Bogatcheva** – a head of civil aviation property division of the Ministry of Property Relations of the Russian Federation, was born in 1970 in Lyubertsy town of Moscow region. Graduated from Moscow College of radio engineering with specialization on "programming for fast machines" and State Academy of Management with specialization on mathematical operations in economics. In 1998 she attended lectures about "Business plan" in Japanese educational Center of Moscow International Business School "Mirbis". In 2001 she was attended courses of retraining in Russian Academy of State Service with specialization "financial, taxation and credit policy".

3. **Boris I. Veselov** – a head of Internal audit Service of JSC "Aeroflot", was born 1967 in Moscow. He was graduated from Military Institute of Defense Ministry of USSR at 1989 and Financial Academy of Russian Government at 1993. From 1984 till 1991 he did duty at the Army. At 1992 – a marketer of the Firm "Textile" then a head book – keeper of Moscow Company "Soma". From 1992 to 1995 – a Vice – chairman of Bank Administration "Maxbank", a leading economist of Branch "Sushevsky" on Bank "Inkombank", an adviser of chairman of Administration of Bank "Presentbank". From 1995 to 1998 – a head expert of closed Joint Stock Company "Arthur Andersen". From 1998 to 1999 a head of Internal Audit Department of Bank "Bank Menatep", a manager of "Arthur Andersen" at Turkmenistan; a vice – president of Moscow Bank "Agroopttorgbank"; at 1999 – an internal audit adviser of General Director of JSC "Aeroflot".

4. **Zinaida P. Kuzmina** – senior specialist of control – auditing division of the economic and financial control Department of the Ministry of Property of the Russian Federation. Was born in 1950 in Khlopenevo village, Pushkinsky district of Moscow Region. Was graduated from Moscow Pedagogic Institute. Since 1967 - works as divider of Moscow plant of electrical - vacuum equipment. From 1972 to 1992 - engineer of Union Scientific - Research Institute of Industrial Information and Scientific - Research Institute of Economy, Planning and Management in Moscow. From 1992 to 1993 - book - keeper of governmental enterprise «Aviakon» in Moscow. From 1994 to 1998 – a head specialist, an adviser, a head specialist of organization of control and audit of governmental property department, of governmental Property Committee of the Russian Federation.

5. **Yuri M. Tcheremnikh** – Deputy Director of Air – Technical Center of JSC "Aeroflot" for economics and finance, head of finance and economical service, was born in 1947 in Moscow. Was graduated Moscow Institute of radio engineering, electronics and automation with specialty "radio physics and electronics". Since 1970 till 1971 he did duty at the Army. Then since 1971 till 1972 he was a chief engineer in Scientific – Research Institute of instrument – making and since 1972 till 1995 – chief engineer, deputy head of laboratory, leading constructor, deputy general director of Scientific – Research Institute of radio engineering. Since 1995 till 2000 – head of department, head of the service of control under contracts execution and claims work of JSC "Aeroflot". In 2000 – he was a deputy general director of Moscow representation of Swiss firm "Palmera S.A." and then project manager of "Arim" Ltd., located in Moscow. In 2001 - head of finance and economical service of Air – Technical Center of JSC "Aeroflot"

(82 – 4592)

Annual General Meeting of
Shareholders of JSC "Aeroflot"
May 25, 2002

Audit Committee of JSC "Aeroflot"

Veselov Boris Ivanovitch – Head of Internal Audit Service of JSC "Aeroflot"

Akimova Nina Fedorovna – Director of Department of economy and development of JSC "Aeroflot"

Kuzmina Zinaida Petrovna – Senior specialist of division control and auditing of Department of economy and financial development of Ministry of Property of the Russian Federation.

Tikhonenko Alexander Vasilievitch – Head of division of control under the usage of federal property of Ministry of Property of the Russian Federation

Sharipov Vasil Vagizovitch – Deputy Head of Administration of Ministry of Property of the Russian Federation

(82 - 4592)

APPROVED

by General Meeting of Shareholders

minutes № ____ dated on______2002

Chairman of the Meeting

FRANK S.O.

Statute
of the Managing Board
# of JSC «Aeroflot»

Moscow, 2002.

Contents

1.General provisions.

1.1. The Managing Board of Joint Stock Company "Aeroflot - Russian Airlines" (the Company) pursuant to the Company's Charter is a collective executive body.

1.2. The main purpose of the Managing Board is undertaking of the chartered aims of the Company, organizing management of current activities of the Company pursuant to its Charter and these Regulations;

1.3. In its activity the Managing Board is directed by Civil Code of the Russian Federation, Air Code of the Russian Federation, Federal law "On Joint Stock Companies" and other norms and legal acts of the Russian Federation, the Company's Charter, decisions of General Meetings of Shareholders and the Board of Directors of the Company, other norms and legal acts of the Company and these Regulations.

2. Competence of the Managing Board.

2.1. The Company's Managing Board runs current activity of the Company on the questions, related by the Charter to its competence, except questions, related to the competence of the General Meeting of Shareholders, the Company's Board of Directors and the Company's General Director.

2.2. The Managing Board is accountable to the General Meeting of Shareholders and the Board of Directors of the Company and it organizes fulfillment of their decisions.

2.3. The following questions are related to the Managing Board competence:

1) taking decisions on the questions of current activity of the Company;

2) working out recommendations to the General director of the Company on the questions of transactions to be concluded, provided for by subpoints 20) and 21) of point 19.2. of article 19 and subpoint 12) of point 21.5. of article 21 of the Charter;

3) taking decisions on receiving credits by the Company, if it is not related to the General Meeting of Shareholders or the Board of Directors competence;

4) working out and submitting to the Board of Directors annual forecasts of the Company's activity, annual reports, annual accounting reports, including profit and loss account and other reporting documents;

5) regularly informing the Company's Board of Directors about financial position of the Company, fulfillment of priority programs, transactions, decisions, which may influence the Company's activity considerably;

6) realizing organizational and technical provision of activity of the General Meeting of Shareholders, the Board of Directors, the Auditing Commission of the Company;

7) submitting the projects of calculation of costs for preparation and holding the Company's General Meeting of Shareholders to approval of the Board of Directors;

8) making analysis and summarizing the results of work of the Company's structural divisions and working out recommendations on improving the performance of both the Company's structural divisions and the Company in the whole;

9) approving internal documents of the Company (except documents, approved by the General Meeting of Shareholders or the Board of Directors of the Company);

10) making decisions (recommendations) on other questions of financial and production performance of the Company before submitting these questions to the Company's Board of Directors.

2.4. The Managing Board may set up specialized committees on permanent or temporary basis to consider questions, related to certain directions of the Company's activity.

Decisions of such committees may be considered as recommendations and may gain the status of the Company's norms and legal acts, being approved by the General Meeting of Shareholders.

3. Functions and purposes of the Managing Board.

3.1. Preparation and submission of proposals to the General Meeting of Shareholders and the Board of Directors of the Company, aimed at working out and realizing strategic objectives of production, financial and economic, commercial, personnel and social policy of the Company.

3.2. Working out and submitting to the Company's Board of Directors projects of general activity of the Company and reports on their fulfillment.

3.3. Preparation of the annual report, annual balance sheets, profit and loss account, proposals on distributing profit and loss and their submission to the Board of Directors.

3.4. Preparation of proposals about including amendments and additions in the Company's Charter and reorganization of the Company to be submitted to the Board of Directors and General Meeting of Shareholders.

3.5. Preparation of proposals on the candidature of the Company's auditor.

3.6. Working out and submitting to the Board of Directors proposals on split and consolidation of shares, concluding large-scale transactions, connected with acquiring and alienation of property by the Company, and participation of the Company in holding companies, financial and industrial groups, associations and other alliances of commercial organizations.

3.7. Preparation of proposals to the Company's Board of Directors on increase in the Company's authorized capital, placement of additional shares, amount, term and provisions of additional shares placement, placement of bonds and other issued securities of the Company in the order, provided for by the Charter and other norms and legal acts of the Company.

3.8. Preparation of proposals to the Company's Board of Directors on holding the next annual and extraordinary General Meeting of Shareholders of the Company and on organization of their preparation and holding in the order, provided for by the Company's Charter and Regulations on the order of holding the General Meeting of Shareholders of JSC "Aeroflot".

3.9. Working out and submitting to the Company's Board of Directors proposals on the amount of annual dividend per shares of the Company, form and order of its payment; using the reserve and other funds of the Company; founding subsidiaries and opening representatives of the Company in the Russian Federation and other countries.

3.10. Submitting to the Board of Directors approval internal documents of the Company, determining the order of the Company's managing bodies' performance.

3.11. Organizing fulfillment of decisions of the General Meetings of Shareholders and the Board of Directors of the Company, providing effective functioning of the Company, qualitative and timely realization of programs of its activity and development.

3.12. Working out and organizing fulfillment of programs and plans of current activity of the Company, included in the General Director's competence pursuant to the Company's Charter or decisions entrusted him by the General Meeting of Shareholders or the Board of Directors or passed by the General Director to the Company's Managing Board to be exercised, including organization of working out the programs on renewing aircraft fleet of the Company, preparation of proposals about transactions, related to purchase and leasing (rent) of aircrafts, giving in rent and joint utilization with other corporate persons of aircrafts, belonging to the Company, taking decisions on disposing the Company's property in order and limitations, set by the Company's Charter.

3.13. Organizing preparation and taking decisions on receiving credits by the Company, taking in account regulations of the Company's Charter.

3.14. Organization of working out and approval of principles of commercial and price policy of the Company and providing with their practical realization.

3.15. Forming social and personnel policy of the Company, organizing cooperation with trade unions, funds and other social organizations.

3.16. Organization of accounts and accounting reports in the Company, preparation of the annual reports pursuant to requirements of the Russian Federation legislation, the Company's Charter and taking accounts and accounting reports in accordance with the international standards.

3.17. Estimation and forecast of production, financial and economic, commercial activity of the Company, its efficiency and fulfillment of long-term programs and tasks, coming from decisions of the General Meeting of Shareholders and the Board of Directors of the Company. Working out on this basis measures to improve the performance of the Company and its divisions.

3.18. Organization of current analysis and determination of perspectives of the international and Russian air transportation markets, status and tendency of international air transport development, level, contents and volume of air services, given to passengers and other clients.

3.19. Current analysis of production, financial and economic, commercial and other activity of the Company, working out measures to improve it.

3.20. Organization and provision of efficient cooperation between the Company's divisions.

4. Organization of the Managing Board performance.

4.1. Numerical and personal composition of the Managing Board is approved by the Board of Directors at the General Director's proposal.

4.2. Early suspension of authority of any member of the Managing Board (except the General Director) and determination of remuneration and compensation payments to members of the Managing Board are related to the Company's Board of Directors competence.

4.3. General Director of the Company is a chairman of the Managing Board, running its activity. In his absence the Managing Board meetings are held by a person, deputizing General Director. Organizational and technical provision of the Managing Board performance is exercised by Administrative department and executive secretary of the Managing Board, appointed by General Director pursuant to staff schedule of the Company.

4.4. Rights and duties of members of the Managing Board are determined by contracts, concluded by the Company with every member of the Managing Board. A contract with a member of the Managing Board on behalf of the Company is signed by the Company's General Director. At the proposal of General Director the contract may be cancelled ahead of time by the decision of the Board of Directors, as it is provided for by Regulations on the Company's Board of Directors and the contract.

4.5. Relations between the Company and members of the Managing Board are regulated by the Russian Federation labor legislation in the part, not conflicting with regulations of Federal law "On Joint Stock Companies".

4.6. The Managing Board meetings are held as required, but at least once a month pursuant to annual plans of the Managing Board work, approved by the chairman of the Company's Managing Board. Extraordinary meetings of the Managing Board are held at the initiative of the Board of Directors, chairman of the Managing Board or the Auditing Commission of the Company. It is allowed as an exception and with aim to operative solving the problem, arisen before the Company, to hold a meeting of the Managing Board in absentia by questioning the members of the Managing Board.

4.7. Agenda of the Managing Board meeting is formed by the chairman of the Managing Board on the basis of recommendations (decisions) of the Board of Directors, proposals of members of the Board of Directors, the Auditing Commission and members of the Managing Board of the Company.

4.8. Notification about the date and agenda of the Managing Board meetings is forwarded to each member of the Managing Board by the executive secretary at least 5 days prior to the date of meeting.

Presence of members of the Managing Board at its meetings is obligatory. Passing the right to vote by a member of the Managing Board to another person, including another member of the Managing Board is not allowed. In the case of absence of a member of the Managing Board on a considerable reason (illness, business trip) he is entitled to submit to the Managing Board his opinion with proposals on the project of decision on the questions of agenda in written form.

Every member of the Managing Board with permission of the chairman of the Managing Board is entitled to invite a specialist or an expert (without voting right) at the Managing Board meeting, except cases of holding closed Managing Board meetings.

4.9. The Managing Board meeting is considered authorized if at least one half of elected members of the Managing Board are present.

4.10. Members of the Managing Board have equal rights on discussing questions, considered at the meeting. Every member of the Managing Board has one vote. Decisions of the Managing Board are taken by a majority voting of members of the Managing Board, present at the meeting, and formed by minutes. Minutes of the Managing Board meeting is signed by the chairman, who is responsible for the correctness of its keeping, and by the executive secretary of the Managing Board. If the votes are equal during taking decisions, the vote of the chairman is considered casting.

4.11.Decisions of the Managing Board are mandatory for all the members of the Managing Board and other employees of the Company. The most important decisions for the Company are formed by orders or decrees of the Company's General Director. Other decisions of the Managing Board are brought to notice of respective executives in the form of extracts from the minutes of the Managing Board meetings.

4.12. In the case of disagreement with the taken decision a member of the Managing Board is entitled to state in the written form his special opinion, which is necessarily attached to the minutes of the Managing Board meeting.

4.13. Minutes of the Managing Board meetings are submitted to the members of the Board of Directors, the Auditing Commission, the Managing Board and the auditor of the Company at their requests.

5. Rights, duties and responsibility of the Managing Board.

5.1. The Chairman of the Managing Board is official and authoritative representative of the Company's Managing Board in all the governmental, social and other instance. When he is absent the Chairman of the Managing Board passes his authority to a person, deputizing General Director.

5.2. A member of the Managing Board participates in the Managing Board meetings with the right to vote on all the questions related to the Managing Board competence. Other rights and duties of a member of the Managing Board are determined by federal law "On Joint Stock Companies", other norms and legal acts of the Russian Federation, the Company's Charter and these Regulations. Members of the Managing Board are entitled to act on behalf of the Managing Board only having a special instruction of the Managing Board or its chairman, written in the minutes of the respective Managing Board meeting.

5.3. Authority to represent interests of the Company or a Managing Board by the member of the Managing Board is formed in the form of proxy, given by General Director.

5.4. Every member of the Managing Board has all the rights in full volume, provided for by these Regulations and a contract, concluded with the member of the Managing Board by General Director on behalf of the Company.

5.5. Members of the Managing Board on exercising their rights and duties shall act in the Company's interest, exercise their rights and perform their duties in respect of the Company conscientiously and sensibly.

5.6. Members of the Managing Board are responsible to the Company for losses, incurred to the Company by their guilty action (inaction) in the order, set by the Russian Federation legislation.

5.7. Members of the Managing Board are responsible to the Company in the amount of losses, incurred to the Company, arisen in the result of transaction, if they are persons interested in making transaction, determined in the order, provided for by the Company's Charter and they violated the requests, regulating the order of making transactions.

5.8. Conditions and payments to members of the Managing Board, including fringe benefits and social guaranties, are set pursuant to the filled position, norms and legal acts of the Russian Federation, regulating terms of payment, order of making and amount of fringe benefits and social guaranties to the Company's employees and by a staff schedule and put into the contract, concluded by the members of the Managing Board with the Company. Amount of remuneration and compensation to the members of the Managing Board is set by the Company's Board of Directors.

5.9. Members of the Managing Board are not entitled to have fringe benefits or privileges, if other is not provided for by the decisions of the General Meeting of Shareholders or the Board of Directors of the Company.

5.10. Holding of more than one appointment in managing bodies of other companies is allowed only with the Company's Board of Directors permission.

5.11. A member of the Managing Board during a period of validity of the contract, concluded with him, do not have the right to participate in the activity of companies, competitors of the Company, without a special permission of the Company's Board of Directors.

5.12.In the case when a member of the Managing Board has a personal financial interest in the transaction, which part the Company intends to be, and in the case of other conflict of interests in respect to existing or intended transaction, he shall inform about his interest the chairman of the Managing Board and the Board of Directors of the Company.

5.13. Actions on making transactions on behalf of the Company, in which a member of the Managing Board has a personal financial interest, are acknowledged lawful, if the transactions were concluded at the Company's Board of Directors decision and in the cases, provided for by the Russian Federation legislation, at the decision of the General Meeting of Shareholders, and if all the facts and conditions, concerning interest of a member of the Managing Board in making a transaction were known to the chairman of the Managing Board, Board of Directors or General Meeting of Shareholders of the Company at the moment of approving.

5.14. If the Board of Directors did not know all the facts and conditions, concerning interest of a member of the Managing Board in the transaction made by the Company or it was approved, violating the rules, imposed by the Russian Federation legislation, the Company's Charter and these Regulations, damage, incurred to the Company in the result of its realization, if it took place and it was proved by the auditor's report or other way, provided for by the Russian Federation legislation, may be exacted in legal form.

5.15. A transaction, in which there is an interest, is carried out pursuant to requirements and order, determined by Federal law "On Joint Stock Companies" and the Company's Charter.

Order of preparation and holding the Managing Board meetings.

6.1. Members of the Managing Board, responsible for preparation a certain question to be submitted by the Managing Board at its meeting, shall prepare informational (inquiry) materials. On the questions of the agenda of the Managing Board meeting, which decisions may have or have financial, organizational and technical, personnel, social or other considerable consequences, a member of the Managing Board submits a project of decision, technical and economic grounds and expert report, approved by respective Company's divisions.

Mentioned materials (grounds, reports) and a project of the Managing Board decision are submitted at least five days prior to the Managing Board meeting to the executive secretary of the Managing Board. Control over preparation of materials and project of decisions to be submitted at the Managing Board meetings is exercised by executive secretary of the Managing Board.

6.2. Materials, submitted to the chairman of the Managing Board, on his instruction may be passed to a relevant expertise, consideration of the Company's specialists and forwarded to revision if necessary. After reconsideration and approval of the chairman of the Managing Board, materials submitted to the Managing Board meeting along with agenda and project of decision are forwarded to members of the Managing Board by its executive secretary at least 5 days prior to the date of the Managing Board meeting.

6.3. The Managing Board meetings are held under direction of the chairman of the Managing Board. In the case of the temporary absence of the chairman of the Managing Board, meeting is held by a person, deputizing General Director.

6.4. In the case of holding the Managing Board meeting in absentia (by questioning), organization of the questioning, filling the questioning list and forming the minutes with obligatory indication of in absentia form of the meeting are entrusted the executive secretary of the Managing Board.

6.5. At the Managing Board meeting time-limit of speaking is set by the chairman: reports, as a rule, take 15 minutes, co-reports take 10 minutes, debating takes 5 minutes, inquiring takes 3 minutes.

6.6. Addition or amendment of earlier submitted projects of the Managing Board decisions, considering proposals and remarks, given at the meeting, are made by a member of the Managing Board, reporter at the Managing Board meeting, or/and other officials, proposed by the Managing Board or its chairman. The executive secretary of the Managing Board exercises control over revision of projects of the Managing Board decisions and submission to approval of the chairman of the Managing Board in set terms. If the terms are not agreed earlier, the revision of projects shall be completed in a term to 3 working days.

6.7. Minutes of Managing Board meetings are drawn up not later than 3 days after its holding, signed by the chairman of the Managing Board, they are given current numbers, that are counted separately from the beginning of each calendar year.

6.8. Signed minutes of the Managing Board meetings are stamped by the Company.

6.9. Originals of the minutes of the Managing Board meetings and documents, proving their forwarding, are registered and kept in the Administration department of the Company.

6.10. Forwarding of the Managing Board decisions (extracts of the minutes of meetings) to the members of the Managing Board shall be made within 3 days after signing the minutes.

6.11. Minutes of the Managing Board meetings are of confidential nature. Acquaintance with them and preparation of extracts from them to persons, not mentioned in p.4.13. of these Regulations are made pursuant to acting legislation and order of the chairman of the Managing Board by the executive secretary if the Managing Board.

7. Control over execution of Managing Board decisions.

7.1. Control over execution of the Managing Board decisions is exercised by the chairman of the Managing Board or a member of the Managing Board empowered by him. Current (in terms) control over timely execution of the Managing Board decisions is exercised by the executive secretary of the Managing Board.

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7.2. The Managing Board regularly acquaints at its meetings with information of the executive secretary of the Managing Board about course of execution of the Managing Board decisions, taken at previous meetings.

(82 - 4592)

PROJECT

APPROVED

by General Meeting of Shareholders

minutes № ____ dated on______2002

Chairman of the Meeting

FRANK S.O.

Statute
of the Board of Directors
# of JSC "Aeroflot"

(edition №3)

Moscow, 2002.

Contents.

The Board of Directors of Joint Stock Company "Aeroflot - Russian Airlines" (further the Company) is formed pursuant to the Russian Federation legislation and the Company's Charter. The Board of Directors performance shall correspond to norms and legal acts of the Russian Federation, the Company's Charter, decisions of the General Meeting of Shareholders and this Regulation.

The Board of Directors is a supreme managing body of the Company during a period between the General Meetings of Shareholders.

Article 1. Aims and purposes of the Company's Board of Directors.

The Board of Directors supervises general activities of the Company, except making decisions on the questions, related to the General Meeting of Shareholders competence.

The main purposes of the Board of Directors are:

1. To determine the Company policy aimed at increasing profit gained from the Company activities.

2. To work for welfare of the Shareholders, to control fulfillment of corporate programs.

3. To fulfill the programs of the Company's development approved by the Shareholders.

4. To control performance of the Company's Managing board and General Director.

5. To inform the Shareholders about results of the audit of the Company's financial state.

6. To submit to the Shareholders questions related to the General Meeting competence **pursuant to Federal law "On Joint Stock Companies" and the Company's Charter.**

7. To deem and approve the Company's business plan.

8. To determine the order of distributing profit and the order of covering losses.

9. To work out the Company's dividend policy, determine and submit proposals to the General Meeting of **Shareholders** on the amount of dividends per share **and the order of payment.**

10. To approve and control the Company annual budget fulfillment.

11. To deem and preliminary approve projects of annual reports, **annual accounting reports**, profit and loss accounts of the Company.

12. To deem reports on the results of audit, Auditing commission reports, and to submit documents on the results of audit, held by the auditor and Auditing commission to the Company Shareholders.

13. To propose the auditor's appointment to the General Meeting of Shareholders.

14. To determine the securities issue policy of the Company.

15. To approve a specialized Company's Registrar, the terms of agreement and cancellation of agreement with him.

Article 2. Election and composition of the Company's Board of Directors.

The Board of Directors is elected by the annual General Meeting of Shareholders pursuant to Federal law "On Joint Stock Companies" and the Company Charter for the period to the following annual General Meeting of Shareholders.

Numerical composition of the Board of Directors is determined by the General Meeting of Shareholders **in number** at least 9 persons.

If the annual General Meeting of Shareholders was not held within a period set in the point 16.1 of the Article 16 of the Company's Charter, The Board of Directors authority is suspended, except the authority to prepare, call and hold the Annual General Meeting of Shareholders.

A person, elected to the Board of Directors composition may be reelected unrestrictedly.

A member of the Board of Directors shall be a natural person. A member of the Board of Directors needs not to be a Shareholder of the Company.

Members of the Company Board of Directors are elected by cumulative voting.

During cumulative voting, the number of votes, belonging to each Shareholder multiplies by the number of persons to be elected in the Company Board of Directors, thus a Shareholder has a right to give his votes entirely for one candidate or distribute them among two ore more candidates.

Candidates, collected the most number of votes is considered elected in the Board of Directors composition.

Pursuant to the decision of the General Meeting of Shareholders, authority of any member (all the members) of the Board of Directors may be suspended ahead of time.

Members of the Company's Managing board shall not compose more than one fourth of the Company's Board of Directors. The Company General Director shall not be the Chairman of the Company Board of Directors at the same time.

The Russian Federation representatives in the Board of Directors, elected by the General Meeting of Shareholders, shall follow norms and legal acts of the Russian federation, determining the order of the Russian Federation representatives' performance in managing bodies of Joint Stock Companies.

Supervision of the Board of Directors performance is exercised by the Chairman of the Board of Directors elected at the Board of Directors meeting from its members **by a majority vote from the total number of Members of the Board of Directors.**

The Board of Directors is entitled any time to reelect its Chairman by a majority vote from the total number of the members of the Board of Directors.

Article 3. Quorum and decision making by the Company's Board of Directors.

The presence of at least half of elected members of the Company's Board of Directors is considered quorum for holding the Board of Directors meeting. If the number of members of the Board of Directors is **less than a number, composing this quorum, the Board of Directors shall take a decision about holding the extraordinary General Meeting of Shareholders** for electing a new composition of the Company's Board of Directors. The rest of the members of the Board of Directors are entitled to make decisions only about such an extraordinary General Meeting of Shareholders.

The decisions on the Company's Board of Directors meeting are taken by a majority vote of **the members of the Board of Directors, participating in the meeting** if other is not imposed by Federal law "On Joint Stock Companies" and the Company's Charter.

When making decisions on the Board of Directors meeting each member of the Board has one vote. The vote of the Chairman of the Board of Directors is deemed, as a casting vote, if the number of votes of the members of the Company's Board of Directors is equal when making decisions.

Passing the vote of a member of the Board of Directors to another person, including another member of the Board of Directors is not allowed.

The decisions of the Board of Directors may be taken in absentia (by questioning). The order of holding the voting in absentia (questioning) is determined by "Rules Of Procedure And Regulations Of The Company's Board of Directors Meeting ", approved by the Company's Board of Directors.

Article 4. Competence of the Company's Board of Directors.

The competence of the Company's Board of Directors includes questions of the Company's general supervision, except questions, related to the General Meeting of Shareholders competence.

The following questions are related to the competence of the Board of Directors:

1) determination of priority directions in the Company's activity;

2) call of annual and extraordinary General Meeting of Shareholders of the Company, excluding the cases, provided for in **point 18.7 of Article 18 of the Company Charter**;

3) approval of the agenda of the General Meeting of Shareholders;

4) determination of the date of composing the list of **persons** who have the right to participate in the General Meeting and other questions, related to the Board of Directors competence, connected with preparing and holding the General Meeting of Shareholders;

5) submission of questions, provided for by subpoints 2,6,13-20 of point 16.8 of Article 16 of JSC "Aeroflot" Charter for decision to the General Meeting of Shareholders.

6) increase in the **Company's** authorized capital by the placement of additional shares, except **placement of additional shares by closed subscription and placement by open subscription of ordinary shares that account for more than 25 percent of earlier placed ordinary shares, which are placed according to the General Meeting of Shareholders decision pursuant to p.11.11 of the Company's Charter,** and making amendments respectively in the Company's Charter;

7) placement of bonds and other issued securities of the Company;

8) placement of the Company's bonds, converted into shares and other issued securities, converted into shares, if it is provided for by the Charter, excluding placement of bonds, converted into shares and other issued securities, converted into shares, which are placed according to the General Meeting of Shareholders decision pursuant to the p.11.11.of the Charter.

9) determination of the **price (in money terms)** of the property, **the price of placement and buyout of the issued securities**;

10) purchase of placed Company shares, bonds and other securities **in the cases, provided for by Federal law FZ "On Joint Stock Companies" and the Company's Charter;**

11) appointment of members of the Managing board and ceasing their authority ahead of time pursuant to the Company General Director proposals.

12) determination of the amounts of remuneration and compensation, paid to the members of the Managing board;

13) approval of candidatures of Deputies General Director of JSC "Aeroflot";

14) recommendations on the amount of remuneration and compensation, paid to members of the Company's Auditing Commission and members of the Board of Directors, and also determination of the amount of payments for the auditor's service;

15) recommendations on the amount of dividends per share and the order of payment;

16) utilization of reserve and other Company's funds;

17) approval of internal Company's documents, except internal documents, which approval is related to the General Meeting of Shareholders competence, and other Company's internal documents, which approval is related by the Charter to the Company's executive bodies competence.

18) foundation of subsidiaries, open representatives of the Company and their liquidation;

19) making amendments in the Company's Charter, related to foundation of subsidiaries, opening representatives of the Company and their liquidation;

20) making decisions about founding branches and Company's participation in other organizations, **except the cases, provided for by the subpoint 17 of point 16.8 of the Company's Charter**;

21) **approval of large-scale deals (including borrowing, credit, mortgage, guarantee) or several interrelated deals which subject is property with value from 25 (twenty five) to 50 (fifty) percent of book value of the Company's assets, in the order, provided for by Article 79 of Federal law "On Joint Stock Companies", and also deals of bargain and sale of aircrafts, long-term lease with the following**

property rights transfer, mortgage of aircrafts as a security of financing and refinancing of credits;

22) approval of large-scale deals, determined by chapter XI of Federal law "On Joint stock Companies";

23) approval of a specialized Registrar of the Company, the terms of agreement and cancellation the agreement with him;

24) approval of the plan of production, commercial, financial and economic activity and the budget, including the Company's capital investment expenditures.

25) suspending the authority of General Director and his Deputies;

26) formation of a temporary individual executive body of the Company until holding an extraordinary General Meeting of Shareholders in the cases provided for by p.21.7 of the Charter;

27) determination of the possibility of presence of guests. Mass media representatives and other persons at the General Meeting of Shareholders;

28) other questions, provided for by Federal law "On Joint Stock Companies" and the Charter of JSC "Aeroflot".

The questions, related to the Board of Directors competence shall not be transferred to the Company executive bodies' decision.

Article 5. Meeting of the Company's Board of Directors.

The Board of Directors meetings are held as required, but at least once a month. One of the meetings of the Board of Directors (annual meeting) is held at least **30 days prior to the date of holding the annual General Meeting of Shareholders** to deem the project of the Company's annual accounting report, profit and loss account, distributing profit (losses), auditor's report, Auditing Commission report on the last year results.

The Board of Directors **meeting** is called by the Chairman of the Board of Directors at his own initiative or by his representative. Meetings of the Board of

Directors may be called at a demand of a member of the Board of Directors, the Company's Auditing Commission, the Company's auditor, the Company's Managing board, the Company's General Director and also the Shareholders, possessing at least 10% of the Company's voting shares.

A notification about holding the Meeting is forwarded to the Members of the Board of Directors in written form by post, fax or with a courier at least 7 days prior to holding the meeting. The notification includes agenda of the meeting. All the necessary **materials**, related to the agenda are attached to the notification.

A written opinion of the member of the Company's Board of Directors, the absentee at the Meeting of the Board of Directors, is considered when determining the quorum and the results of voting on the questions of the agenda.

The Board of Directors meetings are held, as a rule, at the place of the Company's location. Date, time and place of holding, preliminary agenda of the Board of Directors meeting are determined by the decision of the previous Company's Board of Directors meeting.

Each member of the Board of Directors has the right to invite specialists or experts without voting right to the meeting.

Reports of the members of the Board of Directors about their work, made on the instruction of the Board of Directors on behalf of the Company, shall be listened at the Board of Directors meetings.

Article 6. Agenda and minutes of the meetings of the Company's Board of Directors.

The agenda of the Board of Directors meeting shall include the questions for submitting to the shareholders, possessing totally at least 2 % of ordinary shares, members of the Board of Directors, Audit Commission, Managing Board, the Company's auditor and General Director. The agenda of the Board of Directors meeting is formed by the Executive Secretary of the Board of Directors with agreement of the

Chairman of the Board of Directors or the Members of the Board of Directors, empowered by the Chairman of the Board of Directors.

Minutes are kept at the Board of Directors meeting. Minutes are signed by the Chairman of the meeting, who is responsible for a correct composition of the minutes, and the Secretary of the Meeting. The Minutes of all the Board of Directors meetings shall be available for consideration of any Company's Shareholder.

The minutes of the Board of Directors meeting is composed and forwarded to each member of the Board of Directors at least 3 (three) days after holding.

The minutes include the following:

- place and time of holding;
- persons, present at the meeting;
- agenda of the meeting;
-questions to be voted and the results of voting;
- taken decisions.

Article 7. Authority of the Members of the Company Board of Directors.

The Chairman of the Board of Directors is official and plenipotentiary representative of the Company's Board of Directors in all the instances. At his absence the Chairman may empower another member of the Board of Directors to realize his authority.

The members of the Board of Directors are entitled to act on behalf of the Board of Directors only having an appropriate order, registered in the minutes of the Board of Directors meeting.

Any member of the Board of Directors or a person, acting on behalf of him, has the right to become familiar at the first demand with the process of keeping accounting documentation and financial reports of the Company. He may also check correctness of making and registering any economic operation.

The members of the Board of Directors are not entitled to act on behalf of the Company without a special authority. The Board of Directors gives the authority on behalf of it. The decision of giving authority shall be public and shall be taken by a majority vote of the Directors and included into the minutes of the meeting.

The Company's Board of Directors has a registration form with its full name. The right to sign documents on the registration form of the Board of Directors has the Chairman of the Board or a person, empowered by him, and also the Executive Secretary of the Board of Directors in part of forming extracts from the approved minutes of the Company's Board of Directors meetings.

Article 8. Responsibility of the Members of the Company's Board of Directors.

The members of the Board of Directors shall exercise their authority to act in the interests of the Company, exercise their rights and perform the duties, regarding the Company, conscientiously and sensibly.

The members of the Board of Directors are responsible for the Company's losses, caused to the Company by their guilty action (inaction). The members of the Board of Directors who voted against the decision, led to the losses for the Company, or who did not participate in the voting are not responsible.

When determining the foundation and size of responsibility of the members of the Board of Directors the routine practice of business or other events, related to the deal, are taken into account.

If, pursuant to Regulations of this Article, several persons are responsibility, they bear joint responsibility for the Company.

The members of the Board of Directors are responsible to the Company in the amount of losses, caused to the Company, if they are considered persons, interested in making a deal, determined in the order, provided for by the Company's Charter and they did not keep the demands of the order when making a deal.

The representatives of the state or a municipal formation in the Board of Directors bear the responsibility, imposed by this Article along with other members of the Board of Directors.

Article 9. Remuneration and compensation to the Members of the Company's Board of Directors.

During a period of performing their duties the Members of the Board of Directors are compensated expenses, related to exercising of authority of the members of the Board of Directors, and they are paid remuneration in the amount and the order, determined by the Company's General Meeting of Shareholders. Representatives of the Russian Federation in the Company's Board of Directors may be compensated the expenses, related to perform duties of the members of the Company's Board of Directors if it corresponds to Federal law " On Foundations Of Public Service in Russian Federation".

Article 10. Committees and Secretariat of the Company's Board of Directors.

The Board of Directors may establish if necessary permanent or temporary committees from its members or other employees of the Company to decide certain questions. Committees, established permanently, shall be included into the staff schedule of the Company.

The Company's Board of Directors appoints the Executive Secretary, who keeps minutes of the General Meeting and the Board of Directors meeting. Keeping the affairs of the Board of Directors is exercised by the personnel, headed by the Executive Secretary of the Board of Directors. The Executive Secretary of the Board of Directors provides preparation and holding of the Board of Directors meeting, keeps the affairs of the General Meeting of Shareholders and Board of Directors. Personnel of the Board of Directors are appointed by the General Director's order pursuant to the Company's staff schedule. The appointment of the Executive Secretary of the Board of Directors is

(82 - 4592)

formed by the General Director's order pursuant to the Company's staff schedule. The Executive Secretary of the Board of Directors follows the Russian Federation legislation, the Company's Charter, this Regulation and job description, approved by the Chairman of the Board of Directors on the proposal of Company's General Director. Personnel of the Board of Directors and actions held by the Board of Directors are financed by resources allocated by the Company for these purposes.

(82 - 4592)

PROJECT

APPROVED

by General Meeting of Shareholders

minutes № ____ dated on 25th of May,2002

Chairman of the Meeting

FRANK S.O.

Statute of the

Audit Committee of JSC “Aeroflot”

(edition №3)

Moscow, 2002.

Contents:

This regulation determines the order of Audit Committee of Joint Stock Company "Aeroflot - Russian Airlines" (the Company) performance.

Article 1. General purposes of the Company's Audit Committee.

1.1. The Company's Audit Committee exercises control over financial and production performance of the Company, its divisions and services, subsidiaries and representatives. The control, exercised by the Audit Committee, includes comprehensive and operative examination and audit of the Company's financial and production performance, analyzing the results with special concern about fairness of accounting and financial reports, efficiency determination and accordance of financial and production operations held in the Company to norms and legal acts of the Russian Federation, decisions of the General Meeting of Shareholders and the Board of Directors of the Company.

The complex of activities on exercising control may include consulting on the questions of financial and production performance organization and control over fulfilling the requirements of Auditing Commission ordering documents on the results of held examination and audit.

The Audit Committee is entitled to exercise complex and operative examination and audit of financial and production performance of subsidiaries and other companies in which the Company by virtue of its prevalent participation in authorized capital or by any other possibility has power to exercise control over the decisions, taken by such companies, pursuant to all the requirements of the Russian Federation legislation.

1.2. The Company's Audit Committee follows the Russian Federation legislation, the Company's Charter, the decisions of the General Meeting of Shareholders and this regulation.

1.3. The Audit Committee is accountable to the Company's General Meeting of Shareholders. On discovering the facts of its unfair work, the Company's General

Meeting of Shareholders is entitled to reelect its members or the whole composition of the Audit Committee ahead of time of suspending its authority.

Article 2. Composition and election order of the Company's Audit Committee.

2.1.The number of Audit Committee members is 5 persons. The Audit Committee is elected for the term to **the next annual General Meeting of Shareholders. Persons, elected in the composition** of the Company's Audit Committee may be reelected for a new term infinite number of times. If one of members of the Auditing Commission leaves ahead of set for his authority term, a new member may be elected by the General Meeting of Shareholders for the rest period.

2.2. The Audit Committee shall not include members of the Board of Directors, members of the Managing Board, General Director, members of the Accounting Commission of the Company.

2.3. The Audit Committee is elected by the General Meeting of Shareholders. A candidate is deemed elected if owners of more than 50 percent of the Company's voting shares, present at the General Meeting of Shareholders, voted for him. If the number of candidates, which are voted by the owners of more than 50 percent voting shares, present at the General Meeting of Shareholders, exceeds the prescribed numerical composition of the Company's Audit Committee, than 5 candidates collected the maximum number of voices are deemed elected.

Shares, possessed by members of the Company's Board of Directors or by persons, filling positions in the managing bodies of the Company, shall not participate in voting on election of members of the Audit Committee.

Article 3. Functions of the Company's Audit Committee.

3.1. The Audit Committee exercises complex and operative examination and audit of the financial and production performance of the Company. Complex and operative examination and audit pursuant to requirements and terms, determined by this Regulation, may be exercised on the instruction of the General Meeting of Shareholders, the Board of Directors, shareholders (a shareholder), possessing totally at least 10 percent of the Company's voting shares, and also pursuant to initiative of the Company's Audit Committee itself.

Operative examination and audit consist of examination and audit of keeping financial and production discipline, efficiency of money and material resources usage, state of bookkeeping and accounting, availability of money resources and values, working out recommendations on liquidating the terms of arising drawbacks in financial and production performance of the Company. Operative examination and audit may be exercised regarding the Company, its structural divisions.

Complex examination of the financial and production performance of the Company is held at least once a year.

The results of held examination and audit are formed by Company's Audit Committee acts and reports, which copies in appropriate cases are forwarded to the executive bodies of the Company, the Board of Directors or the General Meeting of Shareholders. The chairman of the Audit Committee keeps originals of Audit Committee acts and reports.

On results of the Company's financial and production performance examination the Company's Audit Committee works out a report that shall include:

- confirmation of fairness of the data, given in reports and other financial documents of the Company;
- information about facts of violating order of bookkeeping and presenting financial reports, imposed by the Russian Federation legislation, and also the Russian Federation norms and legal acts on making financial and production performance by the Company.

3.2. Performing its functions, the Company's Audit Committee may exercise the following activities:

- examination of financial and bookkeeping documentation of the Company, reports on the property inventory of the commissions, comparison the given documents with the data of original bookkeeping;
- examination of legality of concluded by the Company agreements, transactions, settlements with contracting parties;
- analysis of accordance of bookkeeping and accounting to the existing normative regulations;
- examination of timeliness and correctness of tax deduction and other obligatory payments;
- examination of timeliness and correctness of charge and payment of dividends per shares, interests on bonds, paying off other liabilities;
- examination of correctness of composition of the Company's balance sheet, reporting documentation for tax bodies, statistic bodies, government bodies;
- examination of competence of decisions, taken by the Company's executive bodies, their accordance to the Company's Charter and decisions of the General Meeting of Shareholders.

Article 4. Rights and competence of the Company's Audit Committee.

4.1. The Audit Committee with aim to perform its functions appropriately has the right:

- to request and receive from the Company's Managing bodies, its divisions and services **and also from** persons, exercising managing functions in the Company all the documents and materials, which are necessary to the Audit Committee, in term of at least 5 days after submitting an appropriate **letter of inquiry**;

- to request pursuant to the order, set by the Russian Federation legislation, from empowered persons and bodies of the Company to call the meetings of Managing board, the Board of Directors, the General Meeting of Shareholders in cases, which request the decisions on the questions that are in competence of given Company's managing bodies;
- to request personal explanations from the Company's employees, including persons, exercising managing functions in the Company, on questions that are in competence of the Audit Committee;
- to engage specialists and experts to perform its work, that are not in the staff , concluding contracts with them at the expense of the Company;
- to inform the Board of Directors in the written form about all the cases of refusal of the Company's employees, including persons, exercising managing functions in the Company, to submit requested documents, materials and personal explanations;
- to bring up a question to the Board of Directors and executive bodies of the Company about responsibility of employees, including persons, exercising managing functions in the Company, in the case of violating Russian Federation legislation, the Company's Charter and internal administrative documents.

In a case of proved violation the Company's Audit Committee is entitled to demand that the Company's Board of Directors and executive bodies should take relevant measures to remove the violations in certain terms.

4.2. The Audit Committee does not have the right to cancel the decisions of the Company's Board of Directors and executive bodies, however it is entitled in a case of arising a considerable threat to the Company's interests or revealing serious abuses, made by persons, exercising managing functions in the Company, to demand that an extraordinary General Meeting of Shareholders should be called in the order, imposed by the Russian Federation legislation and the Company's Charter.

In a case of revealing such serious violations in the Company's General Director activities the Audit Committee shall inform the Board of Directors that is entitled to suspend the authority of the Company's General Director until calling an extraordinary General Meeting of Shareholders at the request of the Audit Committee.

4.3. The Company's Audit Committee has its own form with its requisite.

4.4. Members of the Auditing Commission **shall** participate in the Company's General Meeting of Shareholders and **have the right** to participate in the Board of Directors and Managing board meetings on deeming the questions, belonging to their competence.

4.5. The Company's Board of Directors, executive bodies shall render all the necessary assistance to the Auditing Commission activity.

Article 5. Duties of the Company's Audit Committee.

5.1. On conducting examination and audit members of the Company's Audit Committee shall study properly all the documents and materials related to the subject of examination and audit. If the facts, reflected in acts, reports or other documents, do not answer the truth, members of the Audit Committee are brought to account in the order, provided for by the Russian Federation legislation.

5.2. The Company's Audit Committee shall:

- inform the General Meeting of Shareholders, the Board of Directors, the Company's executive bodies in proper time about the results of conducted examination an audit in form of conclusions, acts written reports, reporting notes, statements at the Company's managing bodies meetings;

- request to call an extraordinary General Meeting of Shareholders in a case and order, imposed by the Russian Federation legislation, the Company's Charter and **p.4.2**. of this Regulation.

5.3. The Audit Committee shall at least 2 months prior to the date of holding the annual General Meeting of Shareholders of the Company start examining financial and production performance of the Company, auditing the data, including in the annual accounting report, profit and loss account and other documents, concerning financial and production performance, intended to submission at the annual General Meeting of Shareholders of the Company. The Audit Committee submits to the Company's Board of Directors its report on the results of examining financial and production activities of the Company at least **40** days prior the date of holding the annual General Meeting of Shareholders. Annual accounting reports, profit and loss accounts of the Company shall not be submitted to the General Meeting of Shareholders approval without the Audit Committee report.

5.4. Members of the Company's Audit Committee shall keep the commercial secrets, information which are confidential and to which members of the Audit Committee get access on exercising their functions.

Article 6. Meetings of the Company's Audit Committee.

6.1. Consideration of the questions of the Audit Committee activity takes place at its meetings. The Company's Audit Committee meetings are held pursuant to the approved plan and also before starting examination or audit and on their results.

6.2. The Audit Committee meetings are called at the initiative of the Audit Committee Chairman or a person, empowered by the Audit Committee Chairman. A member of the Company's Audit Committee may request to call an extraordinary Audit Committee meeting in a case of revealing violations which request immediate decisions of the Company's Audit Committee.

(82 - 4592)

6.3. The Audit Committee meetings are authorized if at least one have of its members are present.

6.4. Decisions, acts, reports of the Company's Audit Committee are taken and approved by a majority voting of its members, present at the meeting. If the number of votes of members of the Audit Committee the Chairman's vote is deemed casting.

At the Audit Committee meetings the minutes of a meeting are kept. A member (members) of the Audit Committee in a case of his disagreement is entitled to put his special opinion in the minutes of a meeting. Minutes of the Audit Committee meetings shall be available for shareholders to be considered.

6.5. The Audit Committee elects a chairman and a secretary from its composition.

The Chairman of the Audit Committee forms agendas of the Audit Committee meetings and represents the Audit Committee at the Company's General Meetings of Shareholders, the Board of Directors, Managing board meetings and other instances, signs documents on behalf of the Audit Committee.

The Secretary of the Audit Committee keeps records of the Commission, organizes keeping minutes and meetings, informs addressees of the decisions, acts, reports, attests copies of the Company's Audit Committee documents.

Article 7. Concluding regulations.

7.1. Activities, conducted by the Company's Audit Committee are financed at expense of resource, allocated for these purposes by the Company.

7.2. An order and amount of remuneration and compensation, paid to members of the Audit Committee **in a period of performing their obligations**, are set by a decision of the Company's General Meeting of Shareholders.

(82 - 4592)

PROJECT

APPROVED

by General Meeting of Shareholders

minutes № ____ dated on 25th of May, 2002

Chairman of the Meeting

FRANK S.O.

Sequence

of holding on the General Meeting of Shareholders of JSC «Aeroflot»

(edition №3)

Moscow, 2002.

Contents

This regulations determine the order of holding the General Meeting of Shareholders of Joint Stock Company "Aeroflot - Russian Airlines" (the Company).

On preparation to holding the Company's General Meeting of Shareholders, proposing the candidates to the Company's Board of Directors, Auditing Commission, including questions in the agenda of General Meetings of Shareholders, voting at General Meetings of Shareholders on behalf of the Russian Federation, representatives of the Russian Federation in the Company follow the Russian Federation legislation, determining the order of appointment and activity of the Russian Federation representatives in **managing bodies and auditing commissions** of joint stock companies.

Article 1. General Meeting of Shareholders of the Company.

1. The General Meeting of Shareholders is a supreme managing body of the Company.

2. The Company shall hold the General Meeting of Shareholders annually (annual General Meeting of Shareholders)

Annual General Meeting of Shareholders is held in terms not earlier than in **three** months and not later than in six months after the end of a financial year of the Company. The annual General Meeting of Shareholders **shall** solve the questions about election of the Company's Board of Directors, Auditing Commission, approval of the auditor, consider an annual report, submitted by the Company's Board of Directors and other documents pursuant to subpoint 1.11 of point 1 of article 2 of these regulations and subpoint 11 of point 16.8 of the **Company's** Charter.

3. The General Meeting of Shareholders may be held in the form of joint presence of shareholders to discuss questions of the agenda and to take decisions on questions, set for voting, or in the form voting in absentia (by questioning).

The Annual General Meeting of Shareholders is held only by joint presence of shareholders.

Article 2. Competence of General Meeting of Shareholders of the Company.

1. Following questions are related to the General Meeting of Shareholders competence:

1.1. Inclusion of amendments and additions in the Company's Charter in cases, provided for by the acting Russian Federation legislation, or approval of the Company's Charter in a new edition.

1.2. Reorganization of the Company.

1.3. Liquidation of the Company, appointment of the Liquidating Commission and approval of intermediate and final liquidating balances.

1.4. Determination of the numerical composition of the Company's Board of Directors, election of its members and suspension of their authority ahead of time.

1.5. Determination of **a category (a type), amount, nominal value of declared shares and rights, granted by these shares.**

1.6. Increase in the Company's authorized capital by increasing nominal value of shares or by placing additional shares by closed subscription or placing by open subscription the shares, which account for more than 25 (twenty five) percent of earlier placed ordinary shares.

1.7. Decrease in the Company's authorized capital by decreasing nominal value of shares, by Company's purchasing a part of shares with aim to reduce their total number and also by paying off shares, purchased or redeemed by the Company.

1.8. Appointment of General Director and suspension of his authority ahead of time.

1.9. Election of members of the Company's auditing Commissions and suspension of their authority ahead of time.

1.10. Approval of the Company's auditor.

1.11. Approval of annual reports, **annual accounting reports, including profit and loss account of the Company and also profit distribution, including payment (declaration) of dividends, and the Company's losses on the results of a financial year.**

1.12. Making decision about non-application of preferred right of a shareholder to purchase Company's shares or other securities converted into shares.

1.13. **Determination** of the order of holding the General Meeting of Shareholders.

1.14. Split and consolidation of shares.

1.15. Making decisions about approval of deals, provided for by article 83 of Federal law "On Joint Stock Companies".

1.16. Making decisions about approval of large-scale deals, which subject is property that value is more than 50 percent of book value of the Company's assets on the date of taking decision to make such a deal.

1.17. Company's purchase of issued shares in cases, provided for by Federal law "On Joint Stock Companies".

1.18. Taking decisions about participation in holding companies, financial and industrial groups, associations and other alliances of commercial organizations.

1.19. Approval of regulations on **the Order of holding the General Meeting of Shareholders,** on the Board of Directors, **Managing board** and the Auditing Commission of the Company.

1.20. **Taking decisions about payment of annual dividends, amount of annual dividends per Company's shares, form and order of its payment.**

1.21. Taking decisions about placement of shares and issued securities, convertible into shares in cases provided for by Federal law "On Joint Stock Companies".

1.22. Approval of amount of remuneration and compensation paid to members of the Board of Directors, the Auditing Commission of the Company.

1.23. Decisions on other questions, provided for by Federal law "On Joint Stock Companies" and the Company's Charter.

Questions related to the General Meeting of Shareholders competence shall not be passed to the Company's executive body or the Board of Directors to be solved.

The General Meeting of Shareholders is not entitled to take decisions on the questions, which are not included in the agenda of the meeting, and also to change the agenda.

Article 3. Decision of General Meeting of Shareholders of the Company.

1. Shareholders, owners of ordinary shares of the Company, have the right to vote at the General Meeting of Shareholders on the questions, set to voting.

2. A decision of the General Meeting of Shareholders on the questions, set to voting, is taken by a majority voting of shareholders, owners of voting shares of the Company, participating in the meeting, if for taking such a decision other is not determined by Federal law "On Joint Stock Companies" or the Company's Charter.

Calculation of votes on the General Meeting of Shareholders on a question, set to voting, on which shareholders, owners of the Company's shares, are entitled to take decisions, is exercised on all the voting shares jointly, if other is not determined by the Russian Federation legislation and the Company's Charter.

3. Decisions on questions, pointed out in subpoints 1.2., 1.6., 1.14.-1.21. of point 1 of article 2 of these Regulations, are taken by General Meeting of Shareholders by a majority of three fourth of votes of shareholders, owners of voting shares, participating in the General Meeting of Shareholders.

4. Decisions on questions, pointed out in subpoints 1.1., 1.2., 1.3., 1.5., 1.17. of point 1 of article 2 of these Regulations , are taken by the General Meeting of Shareholders by majority of three fourth of votes of shareholders, owners of voting shares, participating in the General Meeting of Shareholders.

5. The General Meeting of Shareholders is not entitled to take decisions, which are not included in the agenda and also to change the agenda.

6. Decisions, taken by General Meeting of Shareholders **and** results of voting **are announced at the General Meeting of Shareholders, in the course of which the voting was conducted, or brought not later than 10 days after drawing up minutes on results of voting in the form of a report on results of voting to notice of persons, included in the list of persons, having the right to participate in the General Meeting of Shareholders in the order provided for announcement about holding the General Meeting of Shareholders.**

Article 4. Decision of General Meeting of Shareholders of the Company, taken in absentia (by questioning).

1. Decision of the General Meeting of Shareholders may be taken without holding the General Meeting of Shareholders (joint presence of shareholders for discussing questions of the agenda and taking decisions on questions, set to voting) by voting in absentia (by questioning).

2. The General Meeting of Shareholders, **which agenda includes the questions of**:

- election of the Company's Board of Directors;
- election of the Auditing Commission of the Company;
- approval of the Company's auditor;
- approval of **annual accounting reports, including profit and loss account of the Company**, submitted by the Company's Board of Directors;
- distribution of profit, **including payment (declaration) of dividends** and losses of the Company;

shall not be held by voting in absentia.

3. Decision of the General Meeting of Shareholders, taken by voting in absentia (by questioning) is deemed in force if shareholders, **possessing** totally more than one half of the Company's voting shares participated in voting.

4. Voting in absentia is held with utilization of voting papers, which **meet the requirements of article 60 of Federal law "On Joint Stock Companies".** The date of giving voting papers to shareholders shall be determined not later than **20** days prior to expire date of accepting voting papers by the Company.

Article 5. The right to participate in General Meeting of Shareholders of the Company.

1. The right to participate in the General Meeting of Shareholders is exercised by a shareholder personally or by his representative.

A shareholder is entitled any time to change his representative at the General Meeting of Shareholders and participate in the General Meeting of Shareholders personally.

A shareholder's representative at the General Meeting of Shareholders acts pursuant to authority, based on instructions of Federal law or acts of empowered governmental bodies or bodies of local governing, or by proxy in a written form. A proxy for voting shall include information about given powers and a representative (name, place of residence, passport data). Proxy for voting shall be formed pursuant to requirements of points 4 and 5 of article 185 of Russian Federation Civil Code or notary verified.

2. A list of **persons**, having the right to participate in the General Meeting of Shareholders, is composed on the basis of data of register of the Company's shareholders on the date, set by the Company's Board of Directors.

The date of composing a **list** of persons, having the right to participate in the General Meeting of Shareholders, shall not be set earlier than the date of taking a decision about holding the General Meeting of Shareholders and more than **50** days prior **and in the case, provided for by point 2 of article 53 of Federal law "On joint Stock Companies" - more than 65 days prior to the date of holding the General Meeting of Shareholders.**

In the case of holding the General Meeting of Shareholders which determines the quorum and which includes voting with voting papers, sent by the Company to shareholders and received by the Company not later than 2 days prior to holding the meeting, the date of composing the list of persons, having the right to participate in the General Meeting of Shareholders, is set at least 45 days prior to the date of holding the meeting.

3. For composing the list of **persons**, having the right to participate in the General Meeting of Shareholders, nominal shareholder gives information about persons, in whose interests he possesses shares on the date of composing the list.

4. A list of **persons** who have the right to participate in the General Meeting of Shareholders contains name of each **person, information, necessary to identify him, information about amount and category (type) of shares, right to vote that he has, postal address in the Russian Federation where information about holding the General Meeting of Shareholders, voting papers, if the meeting assumes forwarding voting papers, and report on results of voting are sent.**

5. A list of persons, having the right to participate in the General Meeting of Shareholders, is submitted by the Company at the request of persons, registered in the Company's register of shareholders, who possesses at least 1 percent of votes at the General Meeting of Shareholders. **At the same time data of the documents and postal address of individuals, included in the list, are given only with these persons approval.**

At the request of any interested person the Company within three days shall give him an extract from the list of persons, having the right to participate in the General Meeting of Shareholders, containing information about this person, or reference that he is not included in the list of persons, having the right to participate in the General Meeting of Shareholders.

6. Changes in the list of persons, who have the right to participate in the General Meeting of Shareholders, may be included only in the case of restoring violated rights of persons, that are not included in the mentioned list on the date of its composition or correcting mistakes, made during its composition.

7. In the case of passing shares after the date of composing the list of persons, having the right to participate in the General Meeting of Shareholders, and before the date of holding the General Meeting of Shareholders a person, included in the list shall give a proxy to a purchaser or vote at the General Meeting of Shareholders pursuant to instruction of shares purchaser. This rule is also implemented to each following case of passing shares.

8. In the case if the Company's share is in common share holding of several persons, than authority to vote at the General Meeting of Shareholders is exercised at their discretion by one of the participants of common share holding or by their common representative. Authority of each mentioned person shall be formed in appropriate way.

9. On holding the General Meeting of Shareholders by joint presence of shareholders, as a rule, preliminary registration of participants of the General Meeting of Shareholders that starts at least 2 days prior to the date of holding the General Meeting of Shareholders is conducted.

Date, place, time and order of conducting preliminary registration of participants of the General Meeting of Shareholders are determined by the Company's Board of Directors and announced in the notification about holding the General Meeting of Shareholders.

10. Possibility of presence of guests, mass media representatives at the General Meeting of Shareholders is determined by the Board of Directors.

Article 6. Preparation to holding General Meeting of Shareholders of the Company and information about its holding.

1. On preparation to holding the General Meeting of Shareholders the Board of Directors and in the cases, provided for by Federal law "On Joint Stock Companies", persons, calling the meeting, determine:

- **form of holding the General Meeting of Shareholders (meeting or voting in absentia);**
- date, place and time of holding the General Meeting of Shareholders **and also postal address, where filled voting papers may be forwarded to and in case of holding the General Meeting of Shareholders in the form of voting in absentia the expire date of accepting voting papers;**
- agenda of the General Meeting of Shareholders;
- date of composing the list of persons, having the right to participate in the General Meeting of Shareholders;
- order of informing shareholders about holding the General Meeting of Shareholders;

- list of information (materials), submitted to shareholders during preparation to holding the General Meeting of Shareholders and order of its submission;
- form and text of a voting paper.

2. Notification about holding the General Meeting of Shareholders to **persons, mentioned in the list of persons, having the right to participate in the General Meeting of Shareholders, is made by forwarding them a written notification by registered letter or by handing it to each of mentioned persons under signature, or by publishing information in "The Rossiyskaya Gazeta" newspaper.**

As additional one, information about holding the General Meeting of Shareholders may be published in other available for the Company's shareholders publications and mass media.

3. The Company shall forward written notification or publish information about holding the General Meeting of Shareholders at least **20** days prior **and information about holding the General Meeting of Shareholders, which agenda contains a question about the Company's reorganization** - **at least 30 days** prior to the date of its holding.

In the case, provided for by point 2 of article 53 of Federal law "On Joint Stock Companies" information about holding an extraordinary General Meeting shall be given at least 50 (fifty) days prior to the date of its holding.

4. Notification about holding the General Meeting of Shareholders shall contain:
- full **company** name and location of the Company;
- form of holding the General Meeting of Shareholders (meeting or voting in absentia);
- date, time and place of holding the General Meeting of Shareholders and, **in the case when filled voting papers may be forwarded to the Company, postal address which filled voting papers may be forwarded to, or in the case of holding the General Meeting of Shareholders in the form of voting in absentia date of end of receiving voting papers and postal address which filled voting papers shall be forwarded to;**
- date of composing the list of **persons**, having the right to participate in the General Meeting of Shareholders;
- questions included in the agenda of the General Meeting of Shareholders;
- order of acquainting information (materials), which are submitted during preparation to holding the General Meeting of Shareholders **and address (addresses), where one may acquaint it**;

5. Information (materials), submitted to **persons, having the right to participate in the General Meeting of Shareholders,** during preparation to holding the General Meeting of Shareholders includes annual report of the Company; report of the Auditing

Commission and auditor of the Company on the results of annual examination of financial and production performance of the Company; information about candidates to the Board of Directors and Auditing Commission of the Company; project of amendments and additions, entered in the Company's Charter or a project of the Company's Charter in a new edition **and also other information, provided for by acting Russian Federation legislation and the Company's Charter.**

The company may draw up a list of additional information (materials) obligatory for submission to shareholders during preparation to holding the General Meeting of Shareholders.

Information (materials), provided for by a list of information, submitted to shareholders during preparation to the General Meeting of Shareholders, within 20 days and in the case of holding the General Meeting of Shareholders, which agenda contains the question about the Company's reorganization, within 30 days prior to holding the General Meeting of Shareholders shall be available to persons, having the right to participate in the General Meeting of Shareholders, to acquaint with it in locations, which addresses are indicated in the announcement about holding the General Meeting of Shareholders.

Indicated information (materials) shall be available to persons, participating in the General Meeting of Shareholders, during its holding.

In the case, if a person, registered in a list of the Company's shareholders is a nominal holder of shares, announcement about holding the General Meeting of Shareholders is forwarded to nominal holder of shares.

Article 7. Proposals to the agenda of General Meeting of Shareholders of the Company.

1. Shareholders (a shareholder) of the Company, possessing totally at least 2 percent of the Company's voting shares, in a term at least 45 days after the end of the Company's financial year are entitled to include questions in the agenda of the annual General Meeting of Shareholders and propose candidates in the Board of Directors and Auditing Commission of the Company, which number shall not exceed numerical composition of this body **and also a candidate to position of individual executive body.**

2. **Proposal to include** a question in the agenda of the General Meeting of Shareholders is given in written form with indication of name of a shareholder (shareholders), proposing the question, amount and category (type)of shares, belonging to him, and shall be signed by a shareholder (shareholders).

3. **Proposal to include questions in the agenda of the General Meeting of Shareholders shall contain wording of each proposed question and proposal of**

candidates shall contain name of each proposed candidate, name of the body in which he is proposed to be elected.

4. The Board of Directors shall consider given proposals and take a decision about their inclusion in the agenda of the General Meeting of Shareholders or about refusal to inclusion in the mentioned agenda at least 5 days after the end of term, set in point 1 of this article. A question, proposed by a shareholder (shareholders) is a subject to inclusion in the agenda of the General Meeting of Shareholders equally with proposed candidates that are subjects to inclusion in the list of candidatures to be voted on election in the Company's Board of Directors and the Company's Auditing Commission, except cases, when:

- a shareholder (shareholders) did not follow the term to submit proposals about inclusion of questions **in the agenda of the General Meeting of Shareholders,** set by point 1 of this article;
- a shareholder (shareholders) are not owners of the amount of the Company's voting shares, provided for by point 1 of this article;
- **proposals do not correspond to requirements, provided for by point 2 and 3 of this article**;
- **a question, proposed to inclusion in the agenda of the General Meeting of Shareholders, is not related to its competence and (or)** do not meet requirements of acting Russian Federation legislation.

5. A grounded decision of the Company's Board of Directors to refuse including a question in the agenda of the General Meeting of Shareholders or a candidate in the list of candidatures for voting on election in the Board of Directors and the Auditing Commission of the Company is forwarded to a shareholder (shareholders), making a question or giving a proposal, at least 3 days from the day of its taking.

6. The Board of Directors is not entitled to change wording of questions, proposed to the agenda of the General Meeting of Shareholders, and wording of decision on these questions.

7. Besides questions, proposed by shareholders to inclusion in the agenda of the General Meeting of Shareholders, and in the case of absence of such proposals, absence or insufficient number of candidates, proposed by shareholders to form an appropriate body, the Board of Directors is entitled to include in the agenda of the General Meeting of Shareholders questions or candidates in the list of candidatures at their discretion.

Article 8. Extraordinary General Meeting of Shareholders of the Company.

1. Extraordinary General Meeting of Shareholders is held at the decision of the Company's Board of Directors at its own initiative, requests of the Auditing Commission

of the Company, the Company's auditor and also a shareholder (shareholders), possessing at least 10 percent of the Company's voting shares on the date of making a request. The decision shall determine the form of holding the General Meeting of Shareholders (joint presence or voting in absentia). The Board of Directors is not entitled to change by its decision the form of holding an extraordinary General Meeting of Shareholders, if a request of Auditing Commission of the Company, the Company's Auditor and mentioned shareholder (shareholders) to hold an extraordinary General Meeting of Shareholders contains an instruction on the form of its holding.

2. Calling of an extraordinary General Meeting of Shareholders at the request of the Auditing Commission of the Company, Company's auditor or a shareholder (shareholders), possessing at least 10 percent of the Company's voting shares is exercised by the Company's Board of Directors.

3. The Decision of the Company's Board of Directors about holding an extraordinary General Meeting of Shareholders shall determine:

- form of holding the General Meeting of Shareholders (meeting or voting in absentia);
- date, place and time of holding the General Meeting of Shareholders and in the case, when filled voting papers may be forwarded to the Company, a postal address, where filled voting papers may be forwarded to, or in the case of holding the General Meeting of Shareholders in the form of voting in absentia the expire date of accepting voting papers and address, where filled voting papers may be forwarded to;
- date of composing the list of persons who have the right to participate in the General Meeting of Shareholders;
- agenda of the General Meeting of Shareholders;
- order of considering information (materials) , submitted during preparation to the General Meeting of Shareholders and address, where one may consider it;
-order of informing shareholders about holding the General Meeting of Shareholders;
- form and text of voting papers;
- date of submission to shareholders voting papers and other information (materials) pursuant to the Company's Charter and requirements of acting Russian Federation legislation;
- expire date of accepting voting papers by the Company.

4. An extraordinary General Meeting of Shareholders, called at the request of the Company's Auditing Commission, the Company's auditor or a shareholder (shareholders), possessing at least 10 percent of the Company's voting shares, shall be held within 40 days from the moment of submitting a request to hold an extraordinary General Meeting of Shareholders.

If an intended agenda of the extraordinary General Meeting of Shareholders contains a question about the election of members of the Company's Board of Directors, who shall be elected by cumulative voting, than the General Meeting of Shareholders shall be held within 70 days from the moment of submitting the request about holding the extraordinary General Meeting of Shareholders.

5. In the request of holding the General Meeting of Shareholders questions, included in the agenda of the meeting, shall be formulated. **The request of holding the extraordinary General Meeting of Shareholders may contain wordings of decisions on these questions and proposals about form of holding the General Meeting of Shareholders. In the case if the request to hold an extraordinary General Meeting of Shareholders contains a proposal of candidates, this proposal is a subject of respective regulations of article 53 of Federal law "On Joint Stock Companies" and points 17.5., 17.6., of the Company's Charter.**

The Board of Directors is not entitled to change wording of questions on the agenda, wording of decisions on such questions and change a proposed form of holding the extraordinary General Meeting of Shareholders, called at the request of the Company's Auditing Commission, the Company's auditor or a shareholder (shareholders), possessing at least 10 percent of the Company's voting shares.

6. In the case if a request to call an extraordinary General Meeting of Shareholders is made by a shareholder (shareholders) it shall contain name of a shareholder (shareholders), requesting to call the meeting and identification of amount and category (type) of shares, belonging to him.

A request to hold an extraordinary General Meeting of Shareholders is signed by a person (persons), requesting to call an extraordinary General Meeting of Shareholders.

7. Within 5 days from the date of submitting the request to call an extraordinary General Meeting of Shareholders of the Auditing Commission of the Company, the Company's auditor or a shareholder (shareholders), possessing at least 10 percent of the Company's voting shares, the Company's Board of Directors shall take a decision to call the extraordinary General Meeting of Shareholders or refuse to call.

The decision to refuse calling the extraordinary General Meeting of Shareholders at the request of the Company's Auditing Commission, the Company's Auditor or a shareholder (shareholders), possessing totally at least 10 percent of voting shares, may be taken if:

- order of submitting request to call an extraordinary General Meeting of Shareholders is not followed;
- a shareholder (shareholders), requesting to call an extraordinary General Meeting of Shareholders, is not owner of the amount of the Company's voting shares, provided for by point 1 of this article;

- none of questions, proposed to inclusion in the agenda of an extraordinary General Meeting of Shareholders is related to its competence;

- question, proposed to inclusion in the agenda, does not meet the requirements of the acting Russian Federation legislation.

8. Decision of the Board of Directors to call an extraordinary General Meeting of Shareholders or grounded decision to refuse to call it, is forwarded to persons, requesting its calling not later than 3 days from the moment of taking this decision.

9. In the case, if during a set term the Board of Directors did not take a decision to call an extraordinary General Meeting of Shareholders or it took the decision to refuse to call it, an extraordinary General Meeting of Shareholders may be called by bodies and persons, requesting its calling. At the same time bodies and persons, calling an extraordinary General Meeting of Shareholders, have authority to call and hold the General Meeting of Shareholders, provided for by Federal law "On Joint Stock Companies".

In this case, expenditures for preparing and holding the General Meeting of Shareholders may be compensated by the Company at the decision of the General Meeting of Shareholders.

Article 9. Quorum of General Meeting of Shareholders of the Company.

1. The General Meeting of Shareholders is authoritative (has a quorum), if shareholders, possessing totally more than one half of votes of the Company's placed voting shares, participate in the meeting.

2. **Participants of the General Meeting of Shareholders are considered shareholders, registered for participation in it and shareholders, whose voting papers are received at least 2 days prior to the date of holding the General Meeting of Shareholders. Participants of the General Meeting of Shareholders, held in the form of voting in absentia, are considered shareholders, whose voting papers are received before the expire date of accepting voting papers.**

3. On absence of quorum during holding the annual General Meeting of Shareholders **a repeated General Meeting of Shareholders** shall be held. Amendment of the agenda on holding a repeated General Meeting of Shareholders is prohibited.

On absence of quorum to hold an extraordinary General Meeting of Shareholders a repeated General Meeting of Shareholders may be held with the same agenda.

4. **A repeated** General Meeting of Shareholders, called instead of frustrated one, is authorized if shareholders (their representatives), possessing totally at least 30 percent of votes of the Company's placed voting shares, **participate in it**.

Announcement about holding a repeated General Meeting of Shareholders is made in the order provided for by these Regulations.

5. **On holding a repeated General Meeting of Shareholders less than in 40 days after frustrated General Meeting of Shareholders persons, having the right to vote, are determined pursuant to list of persons, having the right to participate in a frustrated General Meeting of Shareholders.**

Article 10. Accounting Commission of the Company.

1. To organize and sum up the results of voting the Accounting Commission, which functions are performed by a specialized registrar, is formed.

2. The Accounting Commission examines the authority and registers persons, participating in the General Meeting of Shareholders, determines quorum of the General Meeting of Shareholders, explains questions, arising in connection with exercising of voting rights by shareholders (their representatives) at the General Meeting of Shareholders, explains the order of voting on the questions, taken to voting, secures the set order of voting and rights of shareholders to participate in the voting, counts votes and sum up results of voting, draws up minutes on the results of voting, passes voting papers to file.

Article 11. Voting at General Meeting of Shareholders of the Company.

1. Voting at the General Meeting of Shareholders is exercised by the rule "one voting share - one vote", except holding a cumulative voting to elect members of the Company's Board of Directors and other cases, provided for by the Russian federation legislation and the Company's Charter.

2. Voting at the General Meeting of Shareholders on the questions of the agenda is conducted only by voting papers.

3. Form and text of the voting papers are approved by the Company's Board of Directors.

4. A voting paper shall include:

- full company name and **location** of the Company;
- **form of holding the General Meeting of Shareholders (meeting or voting in absentia);**

- date, place and time of holding the General Meeting of Shareholders, **also postal address, where filled voting papers may be forwarded to, and in case of holding the General Meeting of Shareholders in the form of voting in absentia, the expire date of axxepting voting papers and postal address, where filled voting papers may be forwarded to;**
- wording of every question (name of every candidate) that is voted by this voting paper;
- variants of voting on every questions of the agenda, expressed by wording "for", "against" or "abstention";
- instruction that a voting paper shall be signed by a participant of voting (a person, who have the right to participate in the General Meeting of Shareholders).

In the case of holding the voting on a question of election of members of the Company's Board of Directors, members of the Company's Auditing Commission or appointment of the Company's General Director, the voting paper shall include information about candidates (a candidate), mentioning his name, surname, father's name.

In the case of cumulative voting, a voting paper shall contain mentioning of this and explanation of the essence of cumulative voting.

5. Voting papers are forwarded or handed under signature to every person, mentioned in the list of persons having the right to participate in the General Meeting of Shareholders at least 20 days prior to the date of holding the General Meeting of Shareholders.

Forwarding of voting papers is made by the Company or by the Accounting Commission (Specialized registrar) via registered letter to the addresses, indicated in the list of persons, having the right to participate in the General Meeting of Shareholders.

5.Accepting voting papers is made in the order and terms, set by the Russian Federation legislation, the Company's Charter and these Regulations. On holding the General Meeting of Shareholders by joint presence of shareholders, they may vote directly during the General Meeting of Shareholders.

6. Voting is conducted pursuant to the order of voting, which accepted every time during holding the General Meeting.

7. During voting, conducted by voting papers, the votes are counted on those questions, if only one possible variant of answers was remained. Voting papers, filled with violation of above-mentioned requirement are acknowledged invalid and votes on questions contained in them are not counted.

In the case if a voting paper contains several questions, set for voting, non-following of the above-mentioned requirement in respect to one or several questions does not result in acknowledging the voting paper invalid in the whole.

8. Election of members of the Board of Directors is conducted by a cumulative voting. **On cumulative voting a number of votes, belonging to each shareholder, multiplies by the number of persons, who shall be elected in the Company's Board of Directors, and a shareholder is entitled to give votes, received in this way, entirely for one candidate or split them between two or more candidates.**

9. Sometimes voting may be conducted with utilization of additional voting papers. The order of their utilization is determined during the General Meeting.

10. Voting papers are considered invalid and votes for them are not counted:

- in the case of changes in requisite elements of voting papers;
- in the case of absence on the voting paper of a signature of a participant of voting or a special stamp or a mark of the Accounting Commission, that shows the authenticity of the voting paper (in the case if the Accounting Commission takes a decision to put such a stamp or a mark on the voting paper).

If a participant at any reason did not return a voting paper during voting, he is not considered a participant of voting and his votes are not counted on summing up the results.

11. During holding a meeting with joint presence of shareholders, voting papers are collected in the hall of meeting by counters in sealed up voting boxes.

12. Counting of voting results is conducted, as a rule, using electronic computer equipment.

13. On results of voting the Accounting Commission draws up minutes on the results of voting, signed by the chairman and the secretary of the Accounting Commission or by a person, performing functions of the Accounting Commission.

14. Minutes on the results of voting is drawn up not later than 15 days after closing the General Meeting of Shareholders or the expire date of accepting voting papers, when holding the General Meeting of Shareholders in the form of voting in absentia.

15. After drawing up the minutes on the results of voting and signing the minutes of the General Meeting of Shareholders, voting papers are sealed up by the Accounting Commission and given to file.

16. The minutes on the results of voting shall be added to the minutes of the General Meeting of Shareholders.

17. Decisions, taken by the General Meeting of Shareholders and results of voting are announced at the General Meeting of Shareholders, during which voting was conducted, or brought not later than 10 days after drawing up the minutes on results of voting in the form of a report on results of voting, to notice of persons, included in the list of persons, having the right to participate in the General Meeting of Shareholders in the order, provided for announcement about holding the General Meeting of Shareholders.

Article 12. General Meeting of Shareholders of the Company, held in the form of joint presence of shareholders.

1. Entrance of participants in the hall of holding the General Meeting of Shareholders is allowed by invitation cards, given during preliminary registration. Placement in the hall is conducted according to indicated places.

2. Shareholders or their representatives, coming to the Meeting, shall be registered. Registration of persons, having the right to participate in the General Meeting of Shareholders, is made by Accounting Commission in the order, set by the Company's Board of Directors.

3. The chairman of the meeting runs the work of the meeting. The Chairman of the Meeting may be the Chairman of the Board of Directors or a person, empowered by the Board of Directors. Chairman of the meeting secures observance of the agenda, the daily routine of the Meeting, organizes performance of working bodies.

4. A presenter may be appointed to carry on the meeting. A presenter of a meeting organizes its work directly pursuant to approved daily routine, sets the queue of speaking and announces speakers, sets questions to voting.

5. Working bodies of the General Meeting, their numerical and personal compositions are approved by the General Meeting of Shareholders every time at the proposal of the Company's Board of Directors.

6. The daily routine of the General Meeting is proposed by the Board of Directors and approved by the General Meeting.

7. The General Meeting of Shareholders is opened, as a rule, by the Chairman of the Board of Directors or by a person, empowered by the Board of Directors.

8. Participants of the General Meeting shall observe the set order of holding the meeting. A turn to debate is given on the basis of handed applications. Application shall

(82 - 4592)

contain surname, name, father's name, amount of votes, the question on the agenda, **which is intended to speak about**, personal signature of a participant.

The order of handing applications is announced by a presenter at the beginning of the meeting.

9. A queue of participation in debates is determined by the secretariat of the Meeting on the basis of queuing of coming applications.

10. Minutes are kept during a meeting. Minutes are kept by stenography and records on the tape.

Article 13. Minutes of General Meeting of Shareholders of the Company.

1. Minutes of the General Meeting of Shareholders is drawn up in duplicate not later than 15 days after the General Meeting of Shareholders closure. Both copies are signed by the Chairman of the General Meeting of Shareholders and the Secretary of the General Meeting of Shareholders.

2. The minutes of the General Meeting of Shareholders shall include:

- place and time of holding the General Meeting of Shareholders;
- total number of votes, possessed by shareholders, participating in the Meeting;
- number of votes , possessed by shareholders, participating in the Meeting;
- chairman (presidium) and secretary of the Meeting;
-agenda of the Meeting.

The minutes of the Company's General Meeting of Shareholders shall contain general statements of speeches, questions, set to voting and results of voting on them, decisions, taken by the Meeting.

(82 - 4592)

JOINT STOCK COMPANY
«AEROFLOT - RUSSIAN AIRLINES'
ARTICLES
(Edition #5)
Moscow 2002

Article 1. General Provisions

The Joint Stock Company «Aeroflot - Russian Airlines», formerly named the Joint Stock Company «Aeroflot - Russian International Airlines», established in compliance with the Resolutions of the Government of the Russian Federation # 527 of 28 July 1992 «Measures of Organization of Air Communications of the Russian Federation», # 267 of 1 April 1993 «On the Joint Company Aeroflot - Russian International Airlines» and # 314 of 12 April 1994 «On Adoption of the Joint Stock Company «Aeroflot - Russian International Airlines» Charter». The above company was established as a result of reorganization of the «Aeroflot - Soviet Airlines», the Administration of the International Air Communications of the Civil Aviation named after Order of the Red Banner, International Commercial Administration of the Civil Aviation, the Sheremetyevo Aviation and Technical Enterprise, the Center of International Payment Transactions of the Civil Aviation, Inter-Regional Agency of Air Services «Rossia», according to the rights and commitments of the international agreements of the Russian Federation and former USSR on air communication with foreign countries as well as to the contracts and agreements with the above foreign airlines, firms and companies.
The Joint Stock Company is a commercial establishment and in its activities it follows the Civil Code of the Russian Federation, the Air Code of the Russian Federation, the Federal law «On Joint-Stock Stock Companies» and other legal acts of the Russian Federation.

Article 2. Name and Location of the Company

2.1 Full official name of the Company:
in Russian - открытое акционерное общество
«Аэрофлот - российские авиалинии»;
in English - Joint Stock Company **«Aeroflot - Russian Airlines».**
2.2 The abbreviated name of the Company:
in Russian - ОАО «Аэрофлот»;
in English - JCS «Aeroflot».
2.3 The location of the Company concurs with location of it's Executive Board at the address: 37, bld. 9 Leningradsky prospect, Moscow 125167, Russian Federation.

Postal address: 37, bld. 9 Leningradsky prospect, Moscow 125167, Russian Federation.

Article 3. Legal Status of the Company

3.1 The Company is a legal entity according to the law of the Russian Federation. The Company acquires its rights and duties at the moment of its registration.

The Company has in its possession property on its own balance.

The Company has the right to obtain on its behalf and exercise property and other personal rights, to have duties as well as to be a claimant and a respondent in court.

3.2 The Company is entitled in accordance with the established procedure to open bank accounts on the territory of the Russian Federation and outside the country.

3.3 The Company has it's own emblem, a round seal with the Company's full title in Russian and English languages with mention of its location and emblem, stamps and forms with its full title and emblem as well as one or several trade marks, registered in the established procedure and other means of visual identification.

The Company, being a legal successor of «Aeroflot», has obtained its trade mark «Aeroflot».

3.4 The main airport of the Company is Sheremetyevo in Moscow. According to the existing in the Russian Federation standards and regulations of the International Organization of the Civil Aviation (IOCA) in its main airport the Company has the priority right over other airlines that are based in Sheremetyevo (Moscow) to use air field parking for its own aircraft, buildings and installations, necessary for ground (technical and commercial) service of its own flights. In compliance with the terms and conditions of international agreements of the Russian Federation and former Soviet Union on air communication with foreign countries the Company also has the priority to carry out its contract commitments in respect of foreign airlines flying Sheremetyevo airport.

3.5 The Company according to the international agreements of the Russian Federation and the former USSR in the field of the Civil Aviation as well as existing in the Russian Federation standards and regulations of the IOCA is a national carrier of the Russian Federation.

3.6 The Company's fiscal year corresponds to the calendar year.

Article 4. Liability of the Company

4.1 The Company shall be responsible for all its commitments by all its property.

4.2 The State and its bodies shall not be responsible for the Company's commitments, nor the Company shall be liable for the State's or its bodies' obligations.

4.3 The Company shall not be responsible for its shareholders' obligations.

4.4 The shareholders shall not be responsible for the Company's commitments or for risks of loss connected with its activities within the limits of share value of shares belonging to them.

The shareholders, who did not pay for the shares in full, shall bear joint responsibility for the Company's commitments within the limits of unpaid shares belonging to them.

4.5 Provided insolvency (bankruptcy) of the Company is caused by the actions or inaction of its shareholders or other persons participating in the managerial organ of the Company who are entitled to give instructions to be carried out or in any other way may influence the Company's activities, the above shareholders or other persons in case of lack of property shall be made responsible for subsidy obligations according to its commitments.

Insolvency (bankruptcy) of the Company shall be regarded as caused by the actions or inaction of the shareholders or other persons who are entitled to issue compulsory instructions or may in any other way determine the Company's actions only in case they used deliberately the determined right and (or) opportunity for the purpose of the Company's making steps that may result in insolvency (bankruptcy).

4.6 The Company in implementing state social, economic and tax policy shall be responsible for:

- safety of documents (charter, management, financial and economic and others);

- handing scientific and historical documents to be kept by the government offices;

- keeping, safety and use in the established procedure of the personnel papers.

Article 5. Branches and Agencies of the Company

5.1 The Company shall have the right to open in the established procedure branches and agencies in the Russian Federation and abroad provided it follows the Federal Law «On Stock Companies» and other federal laws as well as outside the Russian Federation it acts in compliance with the law of the foreign country in which branches and agencies are located if otherwise is not provided in the international agreement of the Russian Federation.

5.2 Branches and agencies act on the basis of provisions approved by the Company. Branches and agencies may have the property of the Company either on their own balance or on the balance of the Company.

5.3 The management of the branches and agencies' activities shall be executed by the persons appointed by the General Director of the Company. The managers of branches and agencies act on the ground of the power of attorney obtained from the Company.

5.4 The branches and agencies of the Company act on its behalf. The Company is responsible for the activities of its branches and agencies.

The information on branches and agencies can be found in the appendix of this Charter. The appendix must be approved by the Board of Directors of the Company and has to be registered in prescribed procedure.

Article 6. Affiliated and Dependent Companies

6.1 The Company may have affiliated and dependent companies in the Russian Federation and in foreign countries; such companies shall be established in compliance with the Federal law «On Joint-Stock Companies» and other federal laws, and outside the Russian Federation - according to the law of the foreign country in which affiliated and dependent companies are located if otherwise is not provided in the international agreement of the Russian Federation.

6.2 A company shall be considered affiliated if another (major) Company on the strength of its prevalent share in the authorized stock either according to a contract between them or otherwise has the right to determine the affiliated company's activities.

6.3 A company shall be considered dependent if another (prevalent, participating) company holds over 20 (twenty) per cent of the former's voting shares.

6.4 The affiliated (dependent) company shall not be responsible for the debts of the major company.

6.5 The major company provided it is entitled to give the affiliated company compulsory for the latter instructions, shall be jointly responsible with the affiliated company for the deals made by the latter to carry out such instructions.

The major company is considered to have the right to give the affiliated company compulsory for the latter instructions only in case such right is provided for in a contract with the affiliated company or its charter.

6.6 In case of insolvency (bankruptcy) of an affiliated company through the fault of the major company the latter bears subsidy responsibility for its debts. Insolvency (bankruptcy) of the affiliated company shall be considered to have happened through the fault of the major company only in case the latter deliberately used the determined right and (or) opportunity so that the affiliated company made steps that might result in its insolvency (bankruptcy).

The loss shall be considered through the fault of the major company only in case it exercised its right and (or) opportunity to deliberately lead the affiliated company to make steps resulting in its loss.

6.7 The shareholders of the affiliated company shall have the right to demand that the major company should compensate the loss that the affiliated company suffered through the former's fault.

Article 7. Aims and Types of the Company's Activities

7.1 The Company has been created to produce services, goods and products with the aim of making profit.

7.2 The Company exercises the following main types of activities:

air transportation of passengers, baggage, cargo and mail on international and internal flights on commercial basis in accordance with the requirements of the Air Code of the Russian Federation and other standard acts of the Russian Federation, international agreements of the Russian Federation and the Company in the field of the Civil Aviation as well as licenses to operate airlines, that shall be obtained in the established procedure;

foreign economic activities;

organization of aeronautics and navigation, meteorological as well as ground services of flights to ensure their safety and regularity;

service of passengers and clientele supplying them with all kinds of services;

service of cargos, their senders and receivers;

exercise airport activity to provide service of passengers, baggage, mail and cargo;

exercising the functions of Customs air carrier according to procedure of the Law of the Russian Federation;

maintenance and repair works of the aircraft of Russian and foreign make;

ground service (technical and commercial) on a contractual basis of aircraft of Russian and foreign airlines and enterprises;

booking seats (aircraft space), issuing, completing and selling passenger, cargo and other transportation documents;

training, retraining and raising of qualification of air crews and technical personnel for operating international and internal flights and air transportation as well as other types of the Company's activities, for other enterprises including, on a contractual basis, also for work in branches and agencies of the Company in the Russian Federation and abroad;

execution of professional activities in the field of finance and credit according to the Law of the Russian Federation;

execution of professional activities on the securities market according to the Law of the Russian Federation;

working-out, implementation and use of information technologies, including software, in the field of aviation and other Company's activities;

publishing and printing activities, production and selling advertising and souvenir products production, selling and use of photo and video products for commercial purposes;

ensuring measures on air safety and protecting the Company from illegal interference with its activities;

fire-prevention ensuring of aircrafts flights and objects of the Company;

operations, including agency operations, on export and import of services, equipment, marketing and other research, consulting and management services at charge in the field of international and internal air transportation;

leasing of aircraft of Russian and foreign make, equipment, buildings and installations and other property, necessary for the effectiveness of the Company's work;

organization of hotel and tourist business;

development of material base of social sphere for stronger social and economic security of the personnel;

medical care;

construction and use of production premises and blocks of flats, installations, hotels and other buildings necessary for the Company's work;

participation in adjustment of extraordinary situations of capture and hi-jacking of aircrafts and other displays of terrorism on air transport;

participation in organizing and conducting investigations of air accidents and incidents, their analysis and prevention measures as well as participation in search and rescue works;

search and rescue providing of aircrafts flights;

work with an information that is State secret;

making on behalf of the Company contracts (agreements) with Russian and foreign legal entities and natural persons to provide effective activities of the Company in compliance with the requirements of the Air Code of the Russian Federation, other standard acts and international agreements of the Russian Federation.

The Company shall have the right to execute any types of activities not prohibited by law.

If any type of activities needs to be licensed, the Company shall have the right to be engaged in it on the ground of the license issued in the established procedure.

Article 8. Property and Authorized Capital

8.1 The property of the Company comprises capital and circulating assets as well as other valuables the cost of which is shown in the Company's own balance. The Company shall be the owner of the property belonging to it.

8.2 The Company shall be the owner of the financial resources, property transferred to it by the shareholders, products made as a result of productive-economic activities, intellectual property, earned revenue as well as of the property of detached departments.

8.3 The authorized capital of the Company **totals** 1 110 616 299 (One billion, one hundred and ten million, six hundred and sixteen thousand, two hundred and ninety nine) rubles.

The authorized capital is divided into 1 110 616 299 (One billion, one hundred and ten million, six hundred and sixteen thousand, two hundred and ninety nine) placed registered shares of nominal value 1 (one) ruble each providing to it's owner all rights of shareholder – owner of ordinary shares mentioned in Federal Law «On Joint Stock Companies» and present Articles;

The number of declared shares comes up to 2 056 696 850 (Two billions, fifty-six million, six hundred and ninety six thousand, eight hundred and fifty) registered shares of nominal value 1 (one) ruble each.

The declared ordinary share in case of its place gives the shareholder-its owner- the same volume of rights. Such share gives its owner a one voice at the general meeting of shareholders ,except the cases stipulated by the present Articles. The shareholders-owners of the placed declared ordinary registered shares can participate in the general meeting of shareholders with the right of voice to all questions of his competition in accordance with the federal laws and the present Articles, and also have a dividend right and in case of a liquidation of the Company - a right to obtain a share of its properties. The shareholders -owners of the placed declared ordinary registered shares have another rights than the similar rights stipulated by the present Articles and provided by the placed ordinary registered shares.»

8.4 The Company's authorized capital may be increased by increasing the nominal value of shares or placing additional shares.

The decision to increase the Company's authorized capital by increasing the nominal value of shares is accepted by a general meeting of shareholders.

The decision on increasing of the Company' authorized capital in a way of placing the supplementary shares is accepted by the Board of Directors except cases of the supplementary share placing by means of the closed subscription and except cases of the placing by means of opened subscription to the ordinary shares which are more than 25 (twenty five) percents of the ordinary shares earlier placed , and the decision on its placing is accepted by the general meeting of shareholders in accordance with Cl. 11.11 of the Articles.

8.5 The decision to increase the Company's authorized capital by placing additional shares is to determine the limit of the declared shares, the number of additional shares being placed, in the limit of the quantity of declared shares of this category (type), the way of placement, the price of placement of additional shares, that will be placed through subscription or the way of it's determination including the price of it's placement or the way of the cost of placement of additional shares to the shareholders who have primary right to acquire placing shares, the form of payment of additional shares that are place through subscription and also there might be determined the other conditions of placement.

8.6 The authorized capital may be increased after it has been paid up according to the procedure established by the Law of the Russian Federation. It is not allowed to increase the authorized capital to cover the Company's loss.

The increasing of the Company' authorized capital by means of a supplementary share' issue under availability of share' block, which gives more than 25 percents of votes at the general meeting of shareholders and appointed in the government ownership, could realized during the validity of appointment only in case if under such increasing a quantity of government share, provided by putting the government properties or the funds of corresponding budget to the Company' authorized capital for the payment of additionally issued shares is maintained.

8.7 The Company's authorized capital may be reduced by decreasing the nominal value of shares or by reducing their total number, including the way of purchasing a part of shares as stipulated by this Articles.

8.8 The Company may not reduce the authorized capital if its amount becomes less than the minimum authorized capital of the Company, determined according to the Federal law «On Joint-Stock Companies» on the date of representation of the documents for the State registration of the relevant alterations to the Company's Articles.

8.9 The decision to reduce the Company's authorized capital by decreasing the nominal value of shares or by purchasing a part of the shares in order to reduce their total number and to make the necessary alterations to the Company's Articles shall be approved by the shareholders' meeting.

The Company shall notify its creditors about the reduction of it's authorized capital and about the new size of authorized capital during 30 (thirty) days from the date of the decision to decrease the authorized capital. The Company also shall publish the notification about taken decision in a newspapers that are intended to publish data about State registration of legal entities.

8.10 If at the end of the second and each subsequent fiscal year according to the annual financial statement submitted to the shareholders for approval or in accordance with the auditor's report the value of net assets of the Company proves to be lower than its authorized capital the Company must declare reduction of its authorized capital to the amount not exceeding its net assets.

8.11 If at the end of the second and each subsequent fiscal year according to the annual financial statement submitted to the shareholders for approval or in accordance with the auditor's report the value of net assets of the Company proves to be lower than its authorized capital, stated in article 26 of the Federal law «On Joint-Stock Companies», the Company must declare its liquidation.

8.12 If in cases stipulated in sections 8.10 and 8.11 of this Articles the Company in a reasonable period shall not take a decision on reduction of the authorized capital of the Company or its liquidation, its creditors shall have the right to demand from the Company ahead of time discontinue or obligations execution and loss compensation. In such cases body that executes State registration of legal entities or other State bodies who are permitted by Federal law to receive such a claims have the right to claim the Company's' liquidation in legal form.

Article 9. Founders and Shareholders of the Company.

9.1 The Government of the Russian Federation shall be the founder of the Company.

9.2 Shareholders of the Company may be Russian and foreign legal entities and natural persons, who have the right to acquire shares of the Company.

Article 10. Profit and Funds of the Company.

10.1. After taxes and other obligatory payments, the Company is an owner of the net profit and fully possesses the net profit.

10.2. The Company may create the following financial funds:

Reserve fund
Production development fund
Social development fund
Special fund of joint-stockization of workers of the Company
Other funds necessary for its functioning.

The purpose, size, and procedure of formation of the funds, procedure and ways of fund spending are set by the Board of Directors of the Company.

10.3 The Company creates reserve fund amounting 25 % (twenty five) of its authorized capital.
The reserve fund shall be used for covering of losses and also for covering the liabilities of the Company and for acquiring shares of the Company in the event of absence of other means.

The reserve fund may not be used for other purposes.

The reserve fund shall be formed by means of obligatory annual deductions until the attainment of the amount established by the Articles of the Company. The amount of annual deductions shall be provided for by the Articles of the Company, but may not be less than 5% (five) of net profit until the attainment of the amount established by the Charter of the Company in the event of the absence of other means.

Article 11. Securities of the Company.

11.1. The Company shall have the right to place common shares.

11.2 All common shares shall be registered.

11.3 A par value of all ordinary shares must be equal.

11.4 Additional shares and other issued stocks of the Company that are place by subscription shall be placed only after the moment the fully payment of these stocks.

11.5 The paying up of additional shares that are place by subscription shall be implemented by money, stocks other things or property rights or other rights with cash equivalent value.

The form of payment of additional shares shall be determined by the decision of their placement.

The paying up of other issued stocks shall be implemented only in cash or cash equivalents.

11.6 Paying up of additional shares that are placing through subscription, shall be implement by the price that determines by the Board of Directors in accordance with Article 77 of Federal law «On Joint - Stock Companies», but the price can not be low then nominal price.

The price of placing of additional shares might be lower to the shareholders of the Company when they realize their primary right of acquisition of shares then the price of placing to the other persons, but not more then on 10 (Ten) %.

The amount of the commission of agent who takes part in placing additional shares of the Company through subscription, must not be more than 10 (Ten)% of the cost of shares placing.

11.7 Under payment of additional shares with unmonetary means, the Board of Directors should implement pecuniary valuation of the property that is payment of the shares in accordance with Article 77 of Federal law «On Joint - Stock Companies».

Under payment of shares with unmonetary means it must be involved independent appraiser with aim to determine market price of the property (unmonetary means). The amount of fund value of the property can not be higher than the value of fund, determined by appraiser.

11.8 Placement of bonds that are converts into the shares and other issuing stocks converting into the shares implements only by decision of the Board of Directors, except situations when placement of bonds that are converts into the shares and other issuing stocks converting into the shares that are placing in accordance with decision of the General shareholders meeting in accordance with Item 11.11. of the present Articles.

11.9 Procedure of converting bonds into the shares and other issuing stocks, excluding shares, regulates by the decision on issue.

Procedure of convert ordinary shares into privilege shares, bonds and other stocks prohibited.

Placing of additional shares of the Company, in limits of quantity of announced shares that is necessary for procedure of converting into them of the placed converting shares and other issuing stocks of the Company, might be implemented only by such procedure of convert.

11.10 Payment of issuing stocks of the Company, that are place by subscription, implements by price that is determined by the Board of Directors of the Company in accordance with Article 77 of Federal law "On Joint – Stock Companies". The payment of issuing stocks that are converts into the shares, that are placing through subscription, implemented by price not lower then nominal cost of shares in which converts such a stocks.

The price on placing of issuing stocks that are convert into shares, for shareholders of the Company when they are use their privilege right to obtain such stocks might be lower then the price of placement of issuing stocks to the other persons but not more then on 10 (Ten)%.

The volume of agent fees, who take part in placement of issuing stocks through subscription should not be higher then 10 (Ten)% of the cost of placement of such a stocks.

11.11 The Company shall have have right to implement placement of additional shares and other issuing stocks of the Company through subscription and converting.

The Company shall have the right to implement placement of shares and issuing stocks of the Company that are converting into shares through open and close subscription.

Placement of shares (issuing stocks of the Company, that are converting into shares) through close subscription implements only in accordance with decision of General Meeting of Shareholders on increase of authorized capital of the Company through placement of additional shares (on placement of issuing stocks of the Company that are convert into shares) that is taken by majority in ¾ of voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of ordinary shares through open subscription that are compose more then 25 (Twenty five)% of formerly placed ordinary shares, implements only in accordance with decision of General Meeting of Shareholders, such a decision must be taken by majority in ¾ of voting voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of issuing stocks through open subscription that are converting into ordinary shares and which might be converted into ordinary shares that are compose 25 (Twenty five)% of formerly placed ordinary shares implements only in accordance with decision of General Meeting of Shareholders, such a decision must be taken by majority in ¾ of voting voices of shareholders – owners of voting shares who take part in General Meeting of Shareholders.

Placement of shares and other issuing stocks of the Company implements in accordance with Federal Law of the Russian Federation.
11.12 The Company shall have the right to acquire the placed shares in accordance with the decision of the general meeting of shareholders on reduction of authorized capital of the Company by means of acquisition of part of the shares in order to reduce their total number.

The Company shall not have the right to pass a decision to reduce authorized capital of the Company by means of acquisition of a part of placed shares in order to reduce their total number, if the par value of the shares in circulation shall be less than the minimum amount of the authorized capital of the Company, that is mentioned by the Federal law "On Joint – Stock Companies".

The Company shall have the right to acquire placed shares in accordance with the decision of the Board of Directors of the Company.

The Company shall not have the right to pass a decision on acquisition of shares by the Company if the par value of the shares in circulation constitutes less than 90% of the authorized capital of the Company.

11.13 Shares acquired by the Company at the decision of the general meeting of shareholders on reduction of the authorized capital, of the Company by means of acquisition of shares in order to reduce their total number, thereof shall be cancelled when they are acquired.

16.13Shares acquired by the Company by the decision of the Board of Directors of the Company shall not grant a right to vote, they shall not be taken into account in counting of votes, and dividends shall not be credited with respect to them. Such shares must be realized in accordance with their market price not later than one year from the date of their acquisition, otherwise the general meeting of shareholders must pass a decision to reduce the authorized capital of the Company by means of canceling of the said shares or increasing the par value of the remaining shares while preserving the amount of the authorized capital as stipulated by this Company Articles.

16.14The decision of acquisition of shares must set the categories (types) of acquiring shares, the quantity of acquiring shares of each category (type), the form and period of payment, as well as period within which the acquisition of shares shall take place.

The period within which the acquisition of shares shall take place may not be less than 30 (thirty) days. The price of shares to be acquired by the Company is determined in accordance with Article 77 of the Federal Law "On Joint-Stock Companies".

16.15Each shareholder holding shares of particular categories (types), the decision to acquire which is passed by the Board of Directors of the Company, shall have the right to sell the said shares, and the Company shall be obliged to acquire them.

If the total number of shares to which applications of purchase have been received, exceeds the quantity of shares which may be acquired by the Company with the limitations set by this Article, the shares shall be acquired from the shareholders in proportion to the declared demands.

Not later than 30 (thirty) days before the beginning of acquisition of shares, the Company shall be obliged to inform the shareholders of specified categories (types) of shares which shall be acquired.

11.17. The Company shall not have the right to acquire common shares:

until full payment of the entire authorized capital of the Company;

if at the moment of acquisition the company is under insolvency (or bankruptcy) claims in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges may appear as a result of the acquisition of these shares;

if at the moment of acquisition the value of the net assets of the Company is less than its authorized capital, reserve fund of the Company, or becomes less in amount as a result of the acquisition of the shares.

the Company shall not have the right to acquire the placed shares before the purchase of all the shares, to which there is a demand in accordance with Article 76 of the Federal Law "On Joint-Stock Companies".

11.18. The Company shall have the right to place bonds and other issuing stocks as specified in legal acts of the Russian Federation on securities.

The placement of bonds and other issuing stocks of the Company shall be implement in accordance with decision of the Board of Directors of the Company.

A bond shall certify the right of its holder to demand the repayment of the bond (or payment of par value, or the par value and the interest) within the fixed period of time.

The statement of issuing shares must contain the form, periods, and other conditions of repayment of the bonds. A bond must have a par value.

11.19. The par value of all bonds issued by the Company must not exceed the amount of the authorized capital of the Company or the amount of security granted to the Company by a third party for the purpose of issuance the bonds. The placement of bonds by the Company shall be permitted after the full payment of the authorized capital.

The Company shall have the right to place bonds secured by the pledge of specified property of the Company or bonds under a security granted by a third party for the purpose of issuance of the bonds and bonds without security.

The placement of bonds without security shall be permitted not earlier than the third year of operation of the Company and after a proper approval at this moment of two annual balance sheets of the Company.

11.20. The Company may place bonds with a «one time» period of repayment or bonds with a repayment period by series within specified periods.

The repayment of bonds may be exercised in money or in property in accordance with the decision of their issuance.

Bonds may be inscribed or bearer. In case of issuance of inscribed bonds, the Company shall be obliged to keep the register of their holders.

The Company shall not have the right to place bonds and other issuing securities, convertible into shares of the Company if the quantity of declared shares of the Company of particular categories and types is less than the quantity of shares of these categories and types, the right to acquire which such securities grant.

Article 12. Ensuring Rights of Shareholders When Placing Shares and Securities of the Company, Convertible Into Shares.

12.1. Shareholders of the Company shall have preferential right on acquiring of additional shares and issuing stocks, that are placing through open subscription and are converting into the shares in quantity that is proportional to the quantity of their shares of the same category.

12.2 The list of persons who have preferential right on acquire of additional shares and issuing stocks that are convertible into shares, shall be composed in accordance with shareholders register on the date of taking decision that is basis of placing of additional shares and issuing stocks that are convertible into the shares. To compose the list of persons, who have preferential right on acquiring of additional shares and issuing stocks that are converting into the shares, nominal shareholder shall present an information on persons, which property interests he present.

Persons, included into the list of persons who have preferential right on acquire of additional shares and issuing stocks that are convertible into shares of the Company shall be notified with written letter - notification or by giving to each of mentioned in the list person or through publication of information in newspaper "Rossiyskaya gazeta" about possibility to realize their preferential right not later then before 45 (Forty five) days before the moment of placing by the Company of additional shares and issuing securities that are convertible into the shares of the Company.

The notice must contain information about the quantity of voting shares and issuing securities, convertible into shares to be placed, the price of placement or manner of price of placement determination, (including the price of placement or manner of price of placement determination to shareholders of the Company in case they realize their preferential right to acquire shares), the procedure for determining the quantity of securities, which each shareholder has the right to acquire, the period of validity of such a right and the procedure of its realization.

12.3 A person, owner of preferential right on acquiring of additional shares and issuing securities, convertible into the shares shall have the right to fully or partially realize his preferential right by sending the Company a written notice on acquiring of voting shares and issuing securities, convertible into voting shares, and confirmation of payment of shares and issuing securities, convertible into shares. The application shall contain the name and the place of residence of the shareholder, the quantity of securities to be acquired.

Such a notice must be sent to the Company no later than the date preceding the date of placement of additional voting shares and securities, convertible into voting shares.

Article 13. Rights of Shareholders of the Company.

13.1 Each common share of the Company shall grant equal rights for its holder. Each common share of the Company shall grant to it's owner one voice on General Shareholders Meeting, excluding cases, mentioned by this Articles.

13.2 Shareholders of common shares of the Company may, in accordance with the Federal Law "On Joint-Stock Companies" and this Charter, participate in the general meeting of shareholders with the right to vote in regard to all questions of its competence, and also have the right to receive dividends and in case of liquidation of the Company, the right to receive part of its property.

Shareholders of the Company shall have the right to alienate their own shares without permission of other shareholders and Company.

13.3 Shareholders of voting shares shall have the right to demand the purchase by the Company of all or a part of the shares belonging to them in cases of:

reorganization of the Company or execution of a large-scale transaction, decision on approval of mentioned above cases shall be taken by General Shareholders Meeting if they have voted against the decision of its reorganization or approval of the aforementioned transaction, or they have not participated in voting on these questions;

introducing alterations and amendments to the Charter of the Company or adoption of the revised Charter, limiting their rights, if they have voted against a respective decision or have not participated in the voting.

13.4 The list of shareholders, who have the right to demand the purchase by the Company of shares belonging to them shall be drawn up in compliance with data of the register of shareholders of the Company who have the right to participate in the general meeting of shareholders with the agenda including questions which may entail the arising of the demand to purchase the shares.

Total sum of money, which the Company allocates for purchasing of shares, may not exceed 10 (ten) % of the value of net assets of the Company to the date of adoption of the decision, which resulted in the right of shareholders to demand the purchase of shares belonging to them.

13.5 The Company shall purchase shares at the price determined by the Board of Directors, but not lower then their market value and shall be determined by independent valuer without it's change as a result of Company activity, that are caused arising of the right of demand of evaluation and purchase of shares.

13.6. Shares purchased by the Company in case of its reorganization are repaid at the moment of purchase.

Shares purchased by the Company in other instances as specified by Article 75 (1) of the Federal Law "On Joint-Stock Companies" shall be kept by the Company at its disposal. These shares shall not grant the right of vote, shall not be taken into account when counting votes, and dividends shall not be credited with regard to them. Such shares must be realized on their market price not later than one year from the date of their purchase, otherwise the general meeting of shareholders must pass the decision on reduction of the authorized capital of the Company by means of repayment of these shares.

Article 14. Dividends of the Company.

14.1 Dividends shall be paid out from the net profit of the Company for the current year.

14.2 The Company shall have the right once in a year to adopt a decision (to announce) on the payment of annual dividends, the amount of the dividend, and the form of its payment shall be adopted by the General Meeting of Shareholders after the Board of Directors recommendation.

The amount of an annual dividend shall not exceed the one recommended by the Board of Directors and shall not be less than the amount of the intermediate dividends.

The general meeting of shareholders shall have the right to adopt a decision of non payment of dividends.

14.3. The date of payment of annual dividends shall be fixed by the General Meeting of Shareholders decision regarding payment of annual dividend.

14.4. For each payment of dividends the Board of Directors of the Company provides a list of holders who have the right to receive dividend.

The list of holders who shall have the right to receive dividends must include shareholders and nominee holders, registered in the register of shareholders of the Company to the date of making the list of holders, who shall have the right to participate in the annual general meeting of shareholders.

14.5 The Company shall not have the right to adopt a decision to pay (declare) dividends:

until full payment of the entire authorized capital of the Company;

until full payment of all shares, that shall be purchased in accordance with Article 76 of the Federal law "On Joint - Stock Companies";

if at the date of taking such a decision the Company is claimed insolvent (or bankrupt) in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges appear as a result of the payment of dividends;

if at the date of taking such a decision the cost of net assets of the Company is less then it's authorized capital, and reserve fund or shall become less of their size as a result of such a decision taken.

in other cases, mentioned by the Federal law.

14.6 The Company shall have no right to pay declared dividends on shares in following cases:

if at the date of payment the Company is claimed insolvent (or bankrupt) in accordance with legal acts of the Russian Federation on insolvency (or bankruptcy) of enterprises or such pledges appear as a result of the payment of dividends;

if on the date of payment the cost of net assets of the Company is less then it's authorized capital, and reserve fund or shall become less of their size as a result of such a decision taken.

in other cases, mentioned by the Federal law.

When circumstances, mentioned in this Article will stop the Company oblige to pay declared dividends to it's shareholders.

Article 15. Register of Shareholders of the Company.

15.1 The Company shall be obliged to keep and save the register of shareholders of the Company in accordance with the legal acts of the Russian Federation.

15.2 The holder of the register of the shareholders of the Company have to be professional participant of the securities market and have to implement it's activity on keep the register of shareholders (further – special registrar).

15.3 The holder of the register of the shareholders of the Company have to upon the demand of a holder or a nominee confirm his rights for shares by means of issuing of an extract from the register of shareholders of the Company, which is not a security per se. Occasional loss or damage of an extract shall not damage shareholder's rights and obligations.

15.4 Persons, registered in the register of shareholders of the Company shall be obliged to timely inform the holder of the register of stockholders of the Company of all the changes in his personal data. In case of a failure to submit information about changes in his personal data, the Company and the holder of the register shall not bear the responsibility for the losses which may occur as a result.

Chapter 16. General Meeting of Stockholders.

16.1 The highest managing organ of the Company shall be the general meeting of shareholders.

The Company shall be obliged to hold annual general meetings of shareholders (annual general meeting of shareholders).

Annual general meeting of shareholders shall be held not earlier than three months and not later than six months after the end of financial year.

An annual meeting of shareholders shall elect the Board of Directors, the Audit Committee, the Auditor of the Company, and discuss an annual book – keeping documents of the Company and other documents in accordance with Article 16, paragraph 16.8 (16) of this Articles.

General meetings other than annual shall be considered extraordinary.

16.2. The date and the procedure of holding on general meetings of shareholders, the procedure of informing shareholders of the meeting, the list of information provided for the shareholders in the preparation period shall be established by the Board of Directors in accordance with legal acts of the Russian Federation or by the contract with a client.

16.3 The List of shareholders, who have right to take part in the General Meeting of Shareholders, compose on the base of data of Register of shareholders on the date that is appointed by the Board of Directors of the Company.

16.13The date of drawing up the list of shareholders who have the right to participate in the General Meeting of Shareholders may not be fixed earlier than the date of passing of the decision on the general meeting of shareholders and no later than 50 (fifty) days before the date of the General Meeting. And in case, mentioned in paragraph 2, Article 53 of the Federal law "On Joint – Stock Companies" – not more than 65 days before the date of General Meeting of Shareholders.

In the event when the general meeting of shareholders' quorum to be voted by ballots received by the Company in accordance with Article 58(2) of the Federal Law "On Joint-Stock Company", the date of drawing up of the list of shareholders who have the right to participate in the general meeting of the Company shall be established not earlier than 45 days before the actual holding of the general meeting of shareholders of the Company.

The list of persons who have the right to participate in the General Meeting of Shareholders shall contain the name o each shareholder, data necessary for his identification, data on quantity and category (type) of shares, voting rights he is obtain, postal address in the Russian Federation, where will be send notification about holding on General Meeting of Shareholders, voting bulletins in case if voting procedure suppose sending of the voting bulletins and report on the results of voting.

The list of persons who have the right to participate in the General Meeting of Shareholders shall be submitted by the Company on demand of persons, included in this list and possessing not less than 1% of the votes. The data of this documents and postal address of the individuals, included in this list, representing only with an agreement of this persons.

Upon any affiliated person's demand, the Company during three days shall be obliged to represent him a extract from the list of shareholders who have the right to participate in the general meeting of shareholders, which contains data concerning this person, or , that this person is not included in such a list persons shareholders who have the right to participate in the general meeting of shareholders.

Changes in the list of shareholders who have the right to participate in the general meeting of shareholders may be made only by the Board of Directors in the event of reinstatement of violated rights of persons not included in the list to the date of drawing up thereof, or correction of errors which could occur in the process of drawing up of the list.

16.5 General Meeting of Shareholders has the right (has a quorum) in the event if it was taken part by shareholders who owns in the aggregate more than half of voting voices of placed voting shares of the Company.

Shareholders taken part in General Meeting of Shareholders are shareholders who registered for participation in General Meeting of Shareholders and shareholders whose bulletins that were received not later two days before holding General Meeting of Shareholders on. Shareholders taken part in General Meeting of Shareholders which was hold on by correspondence voting are shareholders whose bulletins were received before the last date of bulletins receiving.

16.6 In the event of quorum absence for holding on an Annual General Meeting of Shareholders it have to be conducted recurring General Meeting of Shareholders with the same Agenda.

It is prohibited to change Agenda during holding on of recurring General Meeting of Shareholders.

In case of quorum absence for holding on of Extraordinary General Meeting of Shareholders it might be hold on recurring General Meeting of Shareholders with the same Agenda.

Recurring General Meeting of Shareholders which was called instead of insolvent is authorized (has a quorum) if in it were took part shareholders (their representatives) who owns in the aggregate not less then 30 (thirty) % of voting voices of placed voting shares of the Company.

Notification about holding on of recurring General Meeting of Shareholders occurs in accordance with requirements of Article 52 of Federal law "on Joint Stock – Companies".

During holding of General Meeting of Shareholders on less then 40 days after insolvent General Meeting of Shareholders persons, who have right on a voting voice on participation on General Meeting of Shareholders determinates in accordance with list of persons who have right to take part on insolvent General Meeting of Shareholders.

16.13The right to participate in the General Meeting of Shareholders shall be exercised by a shareholder in person or through a representative.

The shareholder shall have the right at any time to replace his representative on the general meeting of shareholders or to participate in the meeting in person.

Shareholder's representative on the general meeting of shareholders shall act within responsibilities as set by the laws in force in the Russian Federation.

Power of attorney for vote must be drawn up in accordance with demands of the Civil Code of the Russian Federation and other legal acts of the Russian Federation.

When the share is transferred after the date of drawing up of the list of shareholders that have the right to take part on General Meeting of Shareholders and before the date of the meeting a person who is included in the list of shareholders who have the right to participate in the general meeting of shareholders must issue to him a power of attorney for vote or vote in accordance with recommendations of the holder.

This rule shall be practiced in every other subsequent transfer of shares.

In the instance when the share of the Company is held in common ownership of several holders, the vote is carried out, under their choice, by one of the holders of the share in common ownership or their common representative.

Authority of each of the holders must be duly confirmed.

16.8 The following questions shall be in competence of the general meeting of shareholders:

- submittal of alterations and amendments to the Company Articles in cases, mentioned by existing law of the Russian Federation or approval of the Company Articles in a new version;

- reorganization of the Company;
- liquidation of the Company, appointment of the liquidation committee and approval of interim and final liquidation balance sheets;
- determination of the membership of the Board of Directors, election of its members or early termination of their powers;
- determination of category (type), quantity, nominal value of declared shares and rights that are giving such a shares;
- extension of the authorized capital of the Company by increasing of nominal value of shares;
- reduction of the authorized capital of the Company by means of reduction of the par value of shares, with acquisition by the Company of a part of shares in order to reduce their total number and also by repay purchased shares;
- election of members of the Audit Committee of the Company and early termination of their powers;
- confirmation of the authorities of the Auditor of the Company;
- approval of the annual report, including balance sheets, profit and loss accounts of the Company, and also profit distribution including payment (announcement) of dividends and loss of the Company in accordance with results of fiscal year;
- procedure of holding of the general meeting of shareholders;
- split up and consolidation of shares;
- taking decisions on approval of executing transactions in the instances as provided for in the Article 83 of the Federal Law «On Joint-Stock Companies»;
- taking decisions on approval of a decision on a large-scale transaction the subject of which shall be property the value of which shall exceed 50% (fifty) balance value of assets of the Company to the date when the transaction becomes effective;
- the acquisition and purchase by the Company of placed shares in the instances provided for by the Federal Law «On Joint-Stock Companies»;
- participation in holding companies, financial-industrial groups, associations and other associations of commercial organizations;
- confirmation of the statutes of the "Holding on of General Meeting of Shareholders", of the Board of Directors of the Company, of the Executive Board, of the members of the Audit Committee of the Company;
- adoption of the decision regarding the payment of an annual dividends, size of an annual dividend for shares of the Company and the procedure of its payment;
- adoption of a decision of placement of shares and other issuing securities, convertible into shares in cases mentioned on Item 11.11 of the Articles;
- confirmation of the amount of remuneration of the members of the Board of Directors, the Audit Commission;

- addressing other questions as specified in the Federal Law «On Joint-Stock Companies».

The right to take a decisions that are in a competence of General Meeting of Shareholders can not be delegated to the Executive Board of the Company.

Questions of exclusive competence of the General Meeting of Shareholders can not be delegated for execution to an executive organ of the Company or to the Board of Directors.

The general meeting of shareholders shall not have the right to deal and adopt decisions on questions out of its competence.

16.13Voting at the General Meeting of Shareholders shall be «one voting share - one vote», except holding on cumulative voting in case as specified in the Federal Law «On Joint-Stock Companies».

16.10 Voting at a general meeting of shareholders with regard to the agenda of the meeting shall be carried out by voting ballots.

The form and the text for the ballot for voting shall be confirmed by the Board of Directors of the Company.

During General Meeting of Shareholders voting ballot has to be sent or will be given under signature to each person who mentioned in a list of persons who has right to take part in General Meeting of Shareholders not later then before 20 (twenty) days before holding General Meeting of Shareholders.

During General Meeting of Shareholders, except General Meeting of Shareholders adopted by a poll, persons included in to the list of persons (their representatives) who have right to take part in General Meeting of Shareholders have right to take part in such a Meeting or to send filled ballots to the Company. At this time during determination of the quorum and summing up of the results of voting it takes into account voices that are represented with ballots received by the Company not later than before 2 (two) days before the date of holding on General Meeting of Shareholders.

A ballot for voting shall contain:

- full Company name and it's address;

- the form of holding General Meeting of Shareholders (Meeting or correspondence voting);
- date, place and time of holding of the General Meeting of Shareholders and also postal address which will receive filled ballots and in case of holding of the General Meeting of Shareholders in form of correspondence voting the deadline for receiving voting ballots and postal address on which they are must be sent should be mentioned;
- formulation of each question (the name of each candidature) put for voting and consequence of addressing it;
- variants of voting for each question to be addresses by the vote, expressed as «agree», «against», «abstain»;
- and a remark that a voting ballot must have a shareholder signature.

When voting is carried out with regard to election of a member of the Board of Directors or the Audit Commission of the Company, the ballot must contain data on the candidates, specifying candidate's surname, forename and patronymic.

When voting is carried out by cumulative voting the voting ballot shall contain mark about the circumstances and explanations of special terms of cumulative voting.

When voting is carried out by voting ballots, the votes shall be counted with regard to those questions for which a voter has only one possible variant of voting.

Voting ballots filled in against abovementioned requirements shall be considered invalid, and the votes with regard to the questions therein shall not be counted.

If voting ballot contains several questions to be brought for vote, the failure to comply with abovementioned requirement with respect to one or several questions shall not entail considerations of invalidity of the ballot as a whole.

16.11 The decision of the General Meeting of Shareholders with regard to the question put for voting shall be adopted by a majority of votes of the shareholders of voting shares, taking part in the meeting, if another was not appointed by the Federal law "On Joint – Stock Company".

Decisions with regard to the questions specified in subsections 1-3, 5 and 16 of paragraph 16.8 of Article 16 of this Articles, shall be adopted by the general meeting of shareholders by a majority of three fourths of the votes of the shareholders of voting shares who participate in the meeting.

The decision with regard to the question specified in subsection 20 of paragraph 16.8 of article 16 of this Articles, shall be adopted by a majority vote with taking into account paragraph 11.11 of Article 11 of this Article.

The decision with regard to the questions specified in subsections 2,6, 13 - 20, of paragraph 16.8 of article 16 of this Articles shall be adopted by the general meeting of shareholders only by proposal of the Board of Directors.

The general meeting of shareholders shall not have the right to adopt decisions with regard to questions not included on the agenda of the meeting, nor to change the agenda.

16.12 Decisions adopted by the General Meeting of Shareholders, and also the results of voting shall be announced during General Meeting of Shareholders at which the voting was holding on or brought to attention of shareholders who have right to take part in General Meeting of Shareholders in a conditions foreseen for notification about holding on of General Meeting of Shareholders, not later than 10 (ten) days from the date after the protocol of the Meeting composed as a report of voting results adoption of such decisions.

A shareholder shall have the right to appeal to a court against the decision adopted by the General Meeting of Shareholders in violation of the requirements of the Federal Law «On Joint-Stock Companies», of the legal acts of the Russian Federation, and the Articles of the Company if he did not take part in the meeting or voted against the adoption of such a decision and the said decision violates his rights and legal interests.

16.13 Decision of a General Meeting of Shareholders may be adopted without holding a meeting (a collective presence of shareholders for discussion of the questions on the agenda and adoption of decisions with regard to the questions brought for vote) thus, without the presence of shareholders (by poll).

The decision of the General Meeting of Shareholders with regard to the questions specified in paragraph 16.1 of article 16 of this Articles can not be adopted by a poll.

The decision of the General Meeting of Shareholders adopted by a poll shall be considered valid if the shareholders who participated in the vote hold in aggregate no less than half of voting shares of the Company.

Polls shall be conducted by ballots, which meet the requirements of Article 60 of the Federal Law «On Joint-Stock Companies». The date of providing of voting ballots to shareholders shall not exceed 20 (twenty) days before the Company finishes the acceptance of ballots.

16.14 To carry out and count the result of a vote a Counting Commission shall be constituted, functions of which shall execute specialized Registrar.

The Counting Commission shall check the authority and registrates persons that take part in General Meeting also it shall check quorum of the General Meeting of Shareholders, clarify the questions with regard to the right of shareholders (or representatives) to vote, clarify the voting procedure with regard to the questions to be voted for, secure the set procedure of voting and the shareholders' right to vote, count votes and the result of voting, draw up a protocol of vote and hand in ballots to the archives.

16.15 The Counting Commission shall draw up a protocol with results of voting, which shall be signed by the chairman and the secretary of the Counting Commission or by the person executive functions of Counting Commission.

Protocol of results of vote shall be composed not later 15 (Fifteen) days after General Meeting of Shareholders close or the date of voting ballots receiving finish during General Meeting of Shareholders by poll.

After drawing up and signing up of the protocol with results of voting, voting ballots shall be sealed by the Counting Commission and hand in to the archives.

Protocol with the results of voting shall be attached to the protocol of the general meeting of shareholders.

Protocol of the general meeting of shareholders shall be drawn up not later 15 (fifteen) days after the closing of the general meeting of shareholders in two copies. Both copies shall be signed by the Chairman of the general meeting of shareholders and the Secretary of the general meeting of shareholders.

Chapter 17. Preparation for the General Meeting of Shareholders

17.1 When preparing the general meeting of shareholders the Board of Directors of the Company shall determine:

- form of Annual General Meeting (meeting or voting by default);
- date, place and time of the general meeting of shareholders, and postal address, to which filled bulletins can be send, and in case of voting by default, the date of conclusion of receiving voting bulletins;
- agenda of the general meeting of shareholders;
- date of drawing up of a list of persons who have the right to participate in the general meeting of shareholders;
- procedure of informing shareholders of the general meeting of shareholders;
- list of information (materials) to be provided to the shareholders in the process of preparation for the general meeting of shareholders;
- the form and the text of a voting ballot.

17.2 Notification about the Annual General Meeting of shareholders must be made not less than 20 (twenty) days before the date of the Annual General Meeting of shareholders, and the notification about the Annual General Meeting of shareholders with a question of reorganization of the Company in its agenda, - not less than 30 (thirty) days before the date of the Annual General Meeting of shareholders.

In case, which is envisaged in Point 2 Clause 53 of the Federal Law "On the Joint-Stock Companies", the notification about the Extraordinary General Meeting of shareholders must be made not less than 50 (fifty) days before the date of the general meeting of shareholders.

Notification to the persons, pointed in the list of persons who have right to participate in Annual General Meeting of shareholders realizes by sending them a written notification by registered letter or by delivering it to every pointed person, or by publishing this information in "Rossiyskaya Gazeta" newspaper. As an addition, notification about the Annual General Meeting of shareholders can be published in other accessible for all shareholders of the Company mass-media.

In case, when the registered person in register of the shareholders of the Company is a nominal holder, the notification about the Annual General Meeting of shareholders must be sent to the nominal holder.

17.3 Notification notification about the Annual General Meeting of shareholders must contain the following information:

- full title and location of the Company;

- form of the General Meeting of shareholders (meeting or voting by default);
- date and place of General Meeting of shareholders and in case when the filled bulletins could be sent to the Company, address by which filled bulletins could be sent, or in case of voting by default, date of conclusion of receiving of voting bulletins and the postal address by which the filled bulletins must be sent;
- date of composing the list of persons, who have rights to take part in General Meeting of shareholders;
- questions included in agenda of General Meeting of shareholders;
- manner of acquainting with information (materials), which must be represented during the preparation to the General Meeting of shareholders and address by which it is possible to get acquainted with this information.

The list of information which must be represented during the preparation to the General Meeting of shareholders to the persons, who have rights to take part in the General Meeting of shareholders contains following information: annual financial report of the Company, reports of the Audit Commissions of the Company, the Auditor of the Company on the annual checking of the financial and commercial activities, the information about the candidates to the Board of Directors of the Company and to the Audit Commission of the Company, the project of changes and additions for the Charter of the Company or the project of the Charter of the Company in new edition and other information stipulated by the Russian Law and the Charter of the Company.

The information (materials) stipulated by the list of information, which must be represented to the shareholders during the preparation to the General Meeting of shareholders must be accessible to the persons, who have rights to take part in the General Meeting of shareholders during 20 (twenty) days, and in case of the General Meeting of shareholders with the question about the reorganization of the Company in its agenda during 30 (thirty) days before the day of the General Meeting of shareholders.

Appointed information (materials) must be accessible to all persons, which take part in the General Meeting of shareholders, during the General Meeting of shareholders.

The Company must represent the copies of appointed documents by the request of the person, who has right to take part in the General Meeting of shareholders. The fee for the representing this copies by the Company can not be higher then the costs of producing this copies.

17.4 Shareholders (a shareholder) of the Company who in aggregate hold not less than 2 (two) % of voting shares of the Company shall have the right to submit the proposals for the agenda of the general meeting of shareholders and to nominate candidates for the Board of Directors and the Audit Commission the number of which can not exceed the number of members of this body, and to nominate a candidate for the Chief Executive Officer. This proposals must be made within 45 (forty five days) after the end of financial year

17.5. Questions for the agenda of the General Meeting of shareholders and proposals of nominating the candidates must be in written form with the names of the shareholder(s), submitting the question, and the quantity and the category (type) of shares belonging to him and must be signed by shareholder.

17.6.The proposals of questions for the agenda of the General Meeting of shareholders must contain formulation of every proposed question, and proposals of nominating the candidates must contain name of every proposed candidate and body, to which this candidate is nominating.

17.7. The Board of Directors shall be obliged to consider the received proposals and come to a decision either to include or not to include them to the agenda of the general meeting of shareholders not later than 5 days after the expiration of the period, set by this Charter. The question submitted by a shareholder (shareholders) shall be included in the agenda of the general meeting of shareholders, similar as nominees shall be included into the ballot for the elections to the Board of Directors of the Company and the Audit Commission of the Company, except cases when:

shareholder (shareholders) fails to comply with established by this Charter dates for the giving the proposals of questions for the agenda of General Meeting of the shareholders;

shareholder (shareholders) own less then 2 (two) percent of voting shares of the Company;

the proposals do not comply with the requirements of Article 17, items 17.5 and 17.6 of this present Charter;

the question proposed for the including into the agenda of the General Meeting of the shareholders is not in its competence and (or) do not comply with the requirements of the Federal Law «««On Joint-Stock Companies»»» and with other Laws of the Russian Federation.

17.8. A motivated decision of the Company Board of Directors about the refusal to include an issue in the agenda of the General Meeting of the shareholders or a nominee into the ballot for the elections for the proper body of the Company is to be sent to the shareholder (shareholders) who suggested the issue or proposed the nominee 3 days from its date the latest.

17.9. Board of Directors has no rights to make any changes in the formulations of the questions, which were suggested into the agenda of the General Meeting of the shareholders, and in formulations of decisions of such a questions.

17.10. Besides the questions, suggested by the shareholders for the agenda of the General Meeting of the shareholders, and also in cases of absence of such a suggestions, absence or insufficient quantity of candidates, suggested by the shareholders for the creating proper body, Board of Directors has right to include into the agenda of the General Meeting of the shareholders questions or candidates into the list of candidates at its discretion.

Article 18. Extraordinary General Meeting of Shareholders

18.1. The Extraordinary General Meeting of Shareholders shall be held under the decision of the Board of Directors of the Company on its own initiative, request of the Audit Commission of the Company, of the Auditor of the Company and also of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company as of the date of the request.

18.2. The Extraordinary General Meeting of Shareholders, which was called by the request of the Auditing Committee of the Company, Auditor of the Company or the shareholders of the Company, owners of at least 10 (ten) percent of voting shares of the Company, must be held during 40 (forty) days from the moment of representing the request of conducting the Extraordinary General Meeting of Shareholders, with the exception of case of conducting the Extraordinary General Meeting of Shareholders, with a question of members of the Board of Directors election.
If the agenda proposed for the Extraordinary General Meeting of Shareholders contains the question about the members to the Board of Directors election, which must be elected by cumulative voting, in that case the General Meeting of Shareholders must be held during 70 (seventy) days from the date of representing the request of conducting the Extraordinary General Meeting of Shareholders.
In cases, when according to the requirements of Article 68 of Federal Law «««On Joint-Stock Companies»»» Board of Directors must take a decision about the conducting the Extraordinary General Meeting of Shareholders for election the members of Board of Directors of the Company, which must be elected by cumulative voting, such a General Meeting of Shareholders must be held during 70 days from the moment of taking decision about its conducting by the Board of Directors of the Company.

18.3. The request about convening an extraordinary general meeting of shareholders shall contain issues to be included in the agenda of the meeting with explanation of the reasons those issues are proposed for discussion.
The request about convening extraordinary general meeting of shareholders can contain the formulations of the decisions on every of this questions, and a suggestion concerning the form of convening the Extraordinary General Meeting of Shareholders. In case, when the request about convening an extraordinary general meeting of shareholders contains the suggestion about nominating the candidates, such a suggestions are regulated by Article 53 of Federal Law «««On Joint-Stock Companies»»», and items 17.5, 17.6 of present Charter.
The Board of Directors of the Company shall have no right to change the wording of the issues of the agenda of the extraordinary general meeting of shareholders being convened under the request of the Audit Commission of the Company, of the Auditor of the Company and also of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company.

18.4. In case when the request about convening an extraordinary meeting of shareholders is initiated by a shareholder (shareholders) it shall contain shareholder's designation (name) and specification of the quantity, category (type) of shares owned by the shareholder.

The request about convening an extraordinary meeting of shareholders shall be signed by the person who intends to convene an extraordinary meeting of shareholders.

18.5. The decision by the Board of Directors of the Company about convening an extraordinary General Meeting of shareholders or refusal to do so shall be made not later than 5 (five) days from the date of the submittal of the request by the Audit Commission of the Company, of the Auditor of the Company and of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company.

The decision to refuse to convene an extraordinary General Meeting of the shareholders under the request of the Audit Commission of the Company, of the Auditor of the Company and of a shareholder (shareholders) who owns not less than 10 (ten) percent of voting shares of the Company can only be taken if:

the rules of submittal of the request for convening an extraordinary meeting provided by Article 55 of the Federal Law «««On Joint-Stock Companies»»» are not complied with;

the shareholder (shareholders) who requests to convene an extraordinary General Meeting of shareholders does not own the required quantity of voting shares of the Company as stipulated in this Charter;

no issues proposed for the agenda of an extraordinary General Meeting of shareholders are within its competence;

the issue proposed to be included into the agenda does not comply with the provisions of the Federal Law ««On Joint-Stock Companies»» and other Laws of the Russian Federation.

18.6. The decision of the Board of Directors about convening an extraordinary General Meeting of shareholders of a motivated refusal to convene it shall be sent to the persons requesting its convention not later than three days from the date of the decision.
The decision to refuse to convene an extraordinary General Meeting by the Board of Directors can be appealed in court.

18.7. In case when during the stipulated period the Board of Directors fails to take the decision about convening an extraordinary General Meeting of shareholders or it is decided to refuse to convene it an extraordinary General Meeting of shareholders shall be convened by bodies and persons who want to hold it. The bodies and persons who want to hold the extraordinary General Meeting of shareholders possess with an authorities in accordance with Federal Law ««On Joint-Stock Companies»» and Charter of the Company, which are necessary for convening General Meeting of shareholders.

In this case the expenses for the preparation and holding the General Meeting of the shareholders can be reimbursed from the Company funds under the decision of the General Meeting of shareholders.

Article 19. The Board of Directors of the Company

19.1. The Board of Directors shall carry out general management of the Company activities, except for the issues that are assigned to exclusive competence of the General Meeting of shareholders.
19.2. The competence of the Board of Directors shall include the decision-making on issues of general management of Company activities, except for the issues that are ascribed exclusively to the competence of the General Meeting of the shareholders.

The following issues come exclusively within the terms of the Board of Directors competence:

1) determination of priority areas of the Company activities;

2) convention of annual and extraordinary General Meetings of the shareholders, except for the cases stipulated in item 18.7 of Article 18 of present Charter;
3) approval of the agenda of the General Meeting of the shareholders;
4) determination of the date of drawing the list of persons entitled to take part in the General Meeting and other issues coming under the competence of the Board of Directors of the Company that pertain to the preparation and holding the General Meetings of the shareholders;
5) increase of the authorized capital stock by way of placement of shares by the Company with the exception of the cases of placement of shares by closed subscription and cases of placement of shares by opened subscription of ordinary shares, which amounts more then 25 (twenty five) percent of placed before, in such cases the decision must be taken on General Meetings of the shareholders in accordance with item 11.11 of present Charter;
6) placement by the Company of bonds and other securities;
7) placement by the Company of bonds, convertible into shares and other securities, convertible into shares, in cases envisaged by present Charter, with the exception of cases of placement of bonds, convertible into shares and other securities, convertible into shares, when the decision must be taken by the General Meetings of the shareholders in accordance with item 11.11 of present Charter
8) assessment of the market value of the property, value of placement and redemption of securities;
9) purchase of the shares, bonds and other securities placed by the Company in cases envisaged by Federal Law «««On Joint-Stock Companies»»» ;
10)appointment of the Executive Board officers and their early discharge under the orders of the General Director of the Company.
11)determination of Executive Board officers' fees and compensations;
12)appointment of candidates of Deputy General Directors of the Company;
13)advice on the size of the fees payable to the officers of the Audit Commission and of the Board of Directors, and determination of the size of the fee payable to the Auditor;
14)advice on the size of a dividend and the procedure of its payment;
15)utilization of the reserve and other funds of the Company;
16)authorization of internal paperwork of the Company with the exception of internal paperworks, which must be authorized by General Meetings of the shareholders, and other internal paperwork of the Company which must be authorized by the Executive Bodies of the Company in accordance with Charter;

17)setting up subsidiaries, representative offices of the Company and closing them up;

18)including in Charter changings, concerning setting up subsidiaries, representative offices of the Company and closing them up;

19)making decisions on setting up affiliate companies and on Company's participation in other organizations, except the case stipulated in subsrction 17 of paragraph 16.8 of the present Charter;

20) approval of major deals (including loan, credit, deposit, guarantee) or several correlated deals the subject of which is a property with a value from 25 (twenty five) up to 50 (fifty) percent of the balance sheet value of the Company assets as of the date of the decision on concluding such a deal in accordance with the order set by Article 79 of the Federal Law ««On Joint-Stock Companies»» and the deals for purchase or selling aircraft, long term leases of aircraft where the title for the aircraft is transferred to the lessee, depositing aircraft as a collateral for financing and refinancing credits;

21) approval of deals envisaged by Chapter XI of the Federal Law ««On Joint-Stock Companies»»

22)approval of registar of the Company, conditions of agreement with registar, and cancellation of an agreement;

23)approval of plan of operating, commercial and financial activities, budget, including capital expenditure costs of the Company;

24)suspending of authorities of General Director and his Deputies;

25)creation of temporary executive body of the Company until the extraordinary General Meeting of shareholders, in cases envisaged by item 21.7 of Charter

26) other issues stipulated by the Federal Law ««On Joint-Stock Companies»» and by this Charter

Issues that come exclusively under the competence of the Company Board of Directors shall not be referred to the consideration of the executive branches of the Company.

19.3. The members of the Board of Directors of the Company shall be elected by the annual General Meeting of shareholders in order set by Federal Law ««On Joint-Stock Companies»» and by Charter of the Company for the term until next Annual General Meeting of shareholders with a composition of no less than 9 (nine) people.
The quantity of members of the Board of Directors of the Company is defining by General Meeting of shareholders.
If General Meeting of shareholders was not conducted in terms, set by item 16.1 of Article 16 of present Charter, authorities of the Board of Directors of the Company

stop, with the exception of authorities, concerning preparation, calling and conducting the General Meeting of shareholders.
Persons, elected into the Board of Directors of the Company, can be reelected unlimited quantity of times.
Only individuals can be a member of the Board of Directors of the Company. A member of the Board of Directors may be not a shareholder of the Company.

19.4. Elections of the members of the Board of Directors are carried out by a cumulative vote. The cumulative vote means that the number of votes corresponding to each voting share equals the total number of the members of the Board of Directors. A shareholder enjoys the right to cast all the votes belonging to the shares in shareholder's possession in favor of one nominee or distribute them among several nominees to the Board of Directors.

The nominees who won the largest number of votes shall be elected to the Board of Directors.

19.5 Officers of the Executive Board cannot compose more then one quarter of the Board of Directors. The General Director cannot be the Chairman of the Board of Directors at the same time.

The requirements to the persons being nominated to the Board of Directors shall be determined by the Statute of the Board of Directors of the Company.

19.6. The Chairman of the Board of Directors shall be elected by the members of the Board of Directors from among their number by a majority of votes of the total number of the members of the Board of Directors of the Company.

The Board of Directors shall have the right to reelect its Chairman at any time by a majority of votes of the total number of the members of the Board of Directors.

The Chairman of the Board of Directors shall organize its activities, convene the meetings of the Board of Directors of the Company and preside at the meetings, provide for protocol recording, preside at the General Meeting of the shareholders.

In the absence of the Chairman of the Board of Directors his functions shall be carried out by one of the members of the Board of Directors of the Company as may be decided by the Board of Directors of the Company.

19.7. By the decision of the General Meeting of the shareholders of the Company the members of the Board of Directors during their term shall receive fees and (or) compensations of expenses connected to the carrying out their responsibilities as members of the Board of Directors of the Company.

19.8. The Board of Directors shall appoint the Executive Secretary who provides for keeping the protocols of the General Meetings of the shareholders and the meetings of the Board of Directors of the Company. Administration of the activities of the Board of Directors shall be carried out by the Department of the Board of Directors headed by the Executive Secretary of the Board of Directors. The Executive Secretary of the Board of Directors shall be responsible for preparation and holding meetings of the Board of Directors, administration of affairs of General Meetings of shareholders and the Board of Directors. Financing of the Department of the Board of Directors and events held by the Board of Directors shall be provided from the funds allocated for those ends by the Company.

Article 20. Meetings of the Board of Directors of the Company.

20.1. Meetings of the Board of Directors shall be called when necessary, but not rarer than once a month. The meetings of the Board of Directors shall be initiated by the Chairman of the Board of Directors of the Company on his own, under a request of any of the members of the Board of Directors, the Audit Commission or the Auditor of the Company, Executive Board, and shareholders who own no less than 10 (ten) percent of the voting shares of the Company.

20.2 A notification about the meeting of the Board of Directors with the agenda and materials about all the issues in the agenda shall be issued to all members of the Board of Directors not later than 7 (seven) days prior the meeting, and in case set by item 18.5 of present Charter – not later than 4 (four) days prior the meeting.

20.3The Board of Directors may adopt decisions by absentee vote (polls).
Written opinion of the member of the Board of Directors of the Company, who is absent on the Meeting of the Board of Directors, is taken into account by quorum defining and voting results on the agenda.

20.4. The quorum for meeting of the Board of Directors of the Company shall be a participation of no less than half of the total number of the elected members of the Board of Directors.

In case the number of the members of the Board of Directors becomes less than the quantity of defined quorum, Board of Directors must call for an extraordinary General Meeting of the shareholders to elect new members of the Board of Directors of the Company. The remaining members of the Board of Directors of the Company shall have the right to make a decision about convening such an extraordinary General Meeting of the shareholders only.

20.5. The decisions at the meetings of the Board of Directors shall be taken by the majority of votes of the members of the Board of Directors, who take part in a meeting, unless otherwise provided by the Charter and internal document which set an order of calling and convening of meetings of Board of Directors.

When adopting decisions each member of the Board of Directors shall have one vote at the Board of Directors meetings.

Assignment of the vote of one member of the Board of Directors of the Company to the other person, including other member of the Board of Directors of the Company is prohibited.

When decisions are adopted by the Board of Directors of the Company the vote of the Chairman of the Board of Directors shall have the casting vote in case of the parity of votes.

20.6. Protocols shall be recorded at the meetings of the Board of Directors of the Company.

The protocols of the Board of Directors of the Company shall be completed and sent not later than 3 (three) days after it was held.

The protocols shall contain: the place and the time of the meeting; attendance list; agenda of the meeting; issues put to vote and results of the vote; decisions made.

The protocols of the Board of Directors of the Company shall be signed by the member of the Board presiding at the meeting who is responsible for the accuracy of the protocols.

Article 21. Executive Bodies of the Company.

21.1. The management of the current activities of the Company shall be carried out by a chief executive officer o f the Company – General Director and Collective executive body - Executive Board. Executive Bodies are accountable to the Board of Directors and to the General Meeting of Shareholders.

The General Director shall act also as the Chairman of the Executive Board.

The Executive Board of the Company shall be formed and its powers shall be terminated by the decision of the Board of Directors of the Company.

21.2. The General Director shall be appointed by the General Meeting of the shareholders for a five year term.

The General Meeting of the shareholders of the Company can terminate the powers of the General Director before the end of his term, discharging the conditions of the contract concluded with him.

According to the decision of the General Meeting of the shareholders of the Company the powers of the General Director of the Company can be assigned to a commercial organization (managing organization) under a contract or to an individual entrepreneur (manager). The decision about the assigning the powers of General Director of the Company to the managing organization is taken by the General meeting of shareholders only by the suggestion of the Board of Directors of the Company.

21.3. The powers of the executive bodies of the Company shall include all issues related to the managing of the current activities of the Company, except for the issues attributed to the exclusive competence of the General Meeting of the shareholders and the Board of Directors of the Company.

The executive bodies of the Companies shall be responsible for execution of the decisions adopted by the General Meeting of the shareholders and by the Board of Directors of the Company.

21.4. The Executive Board shall act in accordance with the Charter and the Executive Board Statute approved by the General Meeting of the shareholders. The powers of the Executive Board shall include the following issues:

1) decision-making on crucial issues of the current Company business activities;
2) working out recommendations to the General Director on issues of execution of commercial deals;
3) making decisions on obtaining credits by the Company;
4) drawing and submission to the Board of Directors of annual business plans of the Company, annual balance sheets, accounts of profits and losses and other reporting paperwork;
5) regularly informing the Board of Directors about the financial situation of the Company, about implementation of priority programs, deals and decisions that may considerably affect the status of affairs of the Company;
6) providing for organizational and technical support of the work of General Meeting of the shareholders, the Board of Directors, the Audit Commission of the Company;
7) submitting an estimate of expenditure for preparation and holding General Meetings of the shareholders to the Board of Directors of the Company for approval;
8) carrying out an analysis and summarizing the results of activities of separate structural subdivisions of the Company and working out recommendations on improving the operation of both structural subdivisions of the Company and Company in general;

9) adopting internal documents of the Company (except documents to be adopted by the General Meeting of the shareholders and by the Board of Directors of the Company);
10) making decisions on other issues related to financial and business activities of the Company prior submitting those issues to the review by the Board of Directors of the Company.

The quorum for meeting of the Executive Board of the Company shall be a participation of no less than half of the total number of the elected members of the Executive Board.

21.5. The General Director shall act on behalf of the Company without a proxy, namely:

1) implement the decisions of the General Meeting of the shareholders and the Board of Directors of the Company;
2) carry out the current management of the Company activities in accordance with the main tasks of the Company activities;
3) approve the establishment;
4) administer the property of the Company to provide for its current activities within the limits imposed by the legislation of the Russian Federation and by this present Charter;
5) represent the Company in all offices, enterprises and organizations in the Russian Federation and abroad including foreign states.
6) appoint his deputies, after their approval by the Board of Directors, distribute their responsibilities, determine their powers;
7) conclude labor contracts (contracts) with the employees of the Company, make the use of means of incentives and penalties;
8) issue orders and instructions obligatory for execution by all the employees of the Company;
9) represent the point of view of the Executive Board at the meetings of the Board of Directors;
10) being the Chairman of the Executive Board of the Company, administer its work, call for Executive Board and determine the agenda of each meeting;
11) offer to the Board of Directors personal composition of the Executive Board;
12) adopt decisions on major deals, or several correlating deals, connected with purchasing or estrangement or with ability of estrangement of property directly or indirectly, the subject of which is the property with a value in excess of 25 (twenty five) percent of the balance sheet value of the Company assets as of the date of the decision on the deal, if this question is not under the

competence of other executive bodies of the Company; ensure execution of liabilities taken by the Company in deals;

13) issue proxies on behalf of the Company;
14) arrange book-keeping and reporting of the Company;
15) submit the annual report and other financial reports to the relevant organizations;
16) arrange publications in mass media of information required by the Federal Law «««On Joint-Stock Companies»»» and by other legislative acts;
17) have the right to assign some of the powers of the General Director to the officers of the Company who carry out executive functions;
18) carry out any other actions required to achieve the goals of the Company and ensure its normal operation according to the current legislation of the Russian Federation and the present Charter, except the functions assigned by the Federal Law «««On Joint-Stock Companies»»» and by this present Charter to other administrative bodies of the Company.
19) appoint the list of appointments, liable to substitution under the competitive basis, and the order of substitution

21.6. The right and responsibilities of the General Director of the Company, members of the Executive board shall be provided in the agreements (contracts) concluded by the Company with each of them.

The agreement (contract) with the General Director shall be signed on behalf of the Company by the Chairman of the Board of Directors, with the members of the Executive Board – by the General Director. The agreements (contracts) shall be signed for the term of no more than 5 years.

The relations between the Company and the General director and the members of the Executive Board shall be regulated by the Russian Federation labor legislation to the extent where it does not contradict to the provisions of the Federal Law «««On Joint-Stock Companies»»».

The General Director and members of the Executive Board can hold a plurality of offices only under the consent of the Board of Directors.

21.7. Board of Directors has right to take a decision concerning suspension of authorities of General Director, his deputies.

At the same time with the decision concerning suspension of authorities of General Director, the Board of Directors must take a decision about the creation of temporary chief executive body of the Company and about the conduction of the extraordinary general meeting of shareholders for solving a question about early suspension of authorities of General Director and about creation new chief executive body of the

Company (director, general director) or about passing the authorities of General director to the managing organization or to the manager.
In case if General Director can not execute his duties, the Board of Directors has right to take a decision about the creation of temporary chief executive body of the Company and about the conduction of the extraordinary general meeting of shareholders for solving a question about early suspension of authorities of General Director and about creation new chief executive body of the Company (director, general director) or about passing the authorities of General director to the managing organization or to the manager.

21.8. Protocols of the meetings of the Executive Board shall be kept. The protocols of the meetings of the Executive Board shall be submitted to the members of the Board of Directors, the Audit Commission, the Executive Board, the Auditor of the Company upon their request.
The meetings of the Executive Board of the Company shall be arranged by the General Director of the Company who shall sign all papers on behalf of the Company and protocols of the meeting of the Executive Board, shall act on behalf of the Company without proxy in accordance with the decisions of the Executive Board adopted within its powers.
Assignment of the vote of one member of the Executive Board of the Company to the other person, including other member of the Executive Board of the Company is prohibited.

Article 22. Responsibilities of the Members of the Board of Directors of the Company, the General Director, the Members of the Executive Board and persons interested in the execution of a transaction by the Company.

22.1. Members of the Board of Directors of the Company, General Director, temporary individual Executive Board and members of the Executive Board as equals managing organization or manager in carrying out their rights and duties must act in the interests of the Company, realize their rights and carry out their duties in relation to the Company reasonably and in good will.

22.2. Members of the Board of Directors of the Company, General Director, temporary individual Executive Board and members of the Executive Board as equals managing organization or manager shall be responsible to the Company for the losses caused by their wrongdoing (inactivity).

For this matter the members of the Board of Directors and the Executive Board of the Company who did not take part in the vote or voted against the motion that caused the damage to the Company shall not be considered liable.

22.3. When assessing the grounds and the scope of the responsibility of the members of the Board of Directors, the General Director, and members of the Executive Board, conditions of the business activity and other circumstances shall be taken into consideration.

22.4. If under the provisions of this Article there are several persons who hold the responsibility, they bear collective responsibility.

Representative of State or Municipal organizations in the Board of Directors hold the responsibility mentioned in present Article equally with other members of the Board of Directors.

22.5. A company or a shareholder possessing in the aggregate no less than one percent of the placed ordinary shares of the Company shall enjoy the right to appeal in court with a claim against a member of the Board of Directors, the General Director, Executive General Director, a member of the Executive Board for damages caused to the Company in the case stipulated in paragraph 22.2 of this Article.

22.6. A member of the Board of Directors, a person holding a position in other managing bodies of the Company, a shareholder (shareholders) possessing jointly with his/her affiliated person (persons) 20 (twenty) or more of voting shares of the Company and also persons, who have the right to give necessary directions for the Company, shall be considered interested persons in effecting a deal by the Company in case the said persons are spouses, parents, children, own brothers and stepbrothers, own sisters and stepsisters, adopters and adopted and all their affiliated persons:

are parties, advantegers of the proposed deal or take part in the deal as a person owner of profit, mediator or agent;

possess (each separately or in total) 20 (twenty) or more percent of voting shares (interests, stocks) of a legal entity that is a party, to the deal or participates in it as a person owner of profit, mediator or an agent;

hold a managing position in the bodies of a legal entity that is a party to the deal or participates in it as a mediator or an agent and also hold a position in managing bodies of the managing organization of such legal entity;

other cases, mentioned by Law.

22.7. A deal with interested persons involved shall be made in accordance with the requirements and the order specified in the Federal Law «««On Joint-Stock Companies»»».

The persons referred to in the item 22.6 shall be denied the right to receive directly or indirectly any remuneration for exerting influence on the decision making by the Board of Directors, the General Director, the Executive Board of the Company during the discussions about the deal they are interested in.

22.8. Members of the Board of Directors and persons holding positions in the managing bodies of the Company during their term in this capacity shall be denied the right to establish or participate in enterprises that compete with the Company.

Article 23. Control under Financial and Economic Activity

23.1. To audit financial and business activities of the Company the General Meeting of the shareholders according to this Charter shall elect the Audit Commission of the Company composed of no less than 5 (five) members for the term of 1 (one) year.

23.2. The powers and the operation procedure of the Audit Commission shall be provided in the Statute of the Audit Commission that shall be adopted by the General Meeting of shareholders of the Company.

23.3. The financial and business activities of the Company shall be subject to auditing as for the results of the Company activities for a year, and also at any time under the initiative of the Audit Commission, the decision of the General Meeting of shareholders, the Board of Directors of the Company and the claim of a shareholder (shareholders) possessing in aggregate no less than 10 (ten) percent of voting shares of the Company.

23.4. Under the request of the Audit Commission of the Company persons holding positions in the managing bodies of the Company shall be obliged to submit documentation on financial and business activities of the Company.

23.5. The Audit Commission shall have the right to make a request to convene an extraordinary General Meeting of shareholders.

23.6. Members of the Audit Commission cannot be at the same time members of the Board of Directors, and also cannot hold other positions in the managing bodies of the Company.

23.7 Shareholders - members of the Board of Directors or other shareholders - persons who have positions in Executive Bodies of the Company have no right to vote on the elections of the members of Audit Commission.

23.8. The Audit Commission shall issue a report on the results of the auditing financial and business activities of the Company that shall contain:

confirmation of the reliability of the data contained in the reports and other financial documents of the Company;

assessment of the activities of the Company during the period under review;

information about the facts of infractions of the procedure of book-keeping and submission of the accounting reports provided by the Russian Federation legislation, and of the legislation of the Russian Federation pertaining to financial and business activities.

23.9. The Auditor of the Company shall carry out the auditing of the financial and business activities of the Company pursuant to the legislation of the Russian Federation under a contract concluded with the Auditor.

23.10. The General Meeting of shareholders shall appoint the Auditor. The amount of the Auditor's fee shall be determined by the Board of Directors of the Company.

Article 24. Book-keeping and Financial Accounting of the Company.

24.1. The Company shall be obliged to keep books and submit financial reporting in the order provided by the Federal Law ««On Joint-Stock Companies»» and by other regulations of the Russian Federation.

24.2. The General Director of the Company shall be responsible for organization, condition and reliability of the book-keeping in the Company, timely submission of the annual report and other financial accounting to the relevant state bodies as well as information of the Company activities to be disclosed to the shareholders, creditors and mass media.

24.3. The reliability of the information contained in the annual report of the Company, the annual balance sheet, must be confirmed by the Audit Commission of the Company.

24.4 Prior the release by the Company of the documents indicated in this paragraph the Company shall be obliged to apply to the Auditor who has no proprietary interest in the Company to carry out annual auditing and confirmation of the annual financial accounting of the Company.

24.5. The annual report of the Company approved by the Audit Commission and the Auditor's confirmation shall be subject to a prior approval by the Board of Directors of the Company no later than 30 (thirty) days before the scheduled date of the annual General Meeting of shareholders.

Article 25. Filing Documents of the Company

25.1. The Company shall be obliged to file and keep the following documents:

the Articles of the Company, amendments and addendums to the Articles registered in the established order, the Decision on the creation of the Company, the certificate of the State registration of the Company;

documents proving Company's title for the property it has on its balance;

internal documents of the Company;

regulations of branches or representations of the Company;

annual reports;

book-keeping documents;

protocols of the General Meetings of shareholders of the Company, meetings of the Board of Directors, the Audit Commission, and collective executive body of the Company (the Executive Board);

voting bulletins and powers of attorney (copies of powers of attorney) for participation in Annual General Meeting of shareholders;

independent valuers reports;

list of the affiliated persons of the Company;

list of the persons, with rights to participate in Annual General Meeting of shareholders, to receive dividends and other lists composing by the Company for realizing shareholders' rights according to the Federal Law «««On Joint-Stock Companies»»»;

reports of the Audit Commissions of the Company, the Auditor of the Company, State and municipal bodies of financial supervision;

prospectus of the issue of shares of the Company, quaterly reports of the Company and other documents, keeping the information which must be published or must be opened by other manners in accordance with Federal Law «««On Joint-Stock Companies»»» and other Federal Laws;

other documents stipulated by the Federal Law «««On Joint-Stock Companies»»», by the Company Charter, internal regulations of the Company, resolutions of the General Meeting of shareholders of the Company, the Board of Directors and documents stipulated by the legislation of the Russian Federation.

25.2. The Company shall keep the documents specified in item 1 of this Article at the place of the location of its executive bodies in accordance with and during the period, which are established by the Federal body of executive authority on securities market.

25.3. The Company shall ensure that the shareholders have an access to the documents specified in paragraph 25.1. of Article 25 of this Charter.
Shareholders with share of minimum 25 percents of voting shares have an access for the documents of book-keeping and protocols of the collective executive body of the Company.

25.4. Documents specified in paragraph 25.1. of Article 25 of this Charter, must be represented by the Company during the period of seven days from the day of producing such a request for aquatinting in the Company's office. Under the request of a shareholder the Company must supply him with copies of documents specified in this Charter.
Fee for this copies can not increase the cost of producing this copies.

25.5. The Company shall be obliged to publish annually in the mass media accessible to all the shareholders of the Company:

annual report of the Company, balance sheet, account of profits and losses;

prospectus of the issue of shares in cases provided by the legislation of the Russian Federation;

announcement of the General Meeting of shareholders in the procedure specified in the Federal Law «««On Joint-Stock Companies»»»;

other information to be published specified by the Federal body of executive authority on securities market.

The Company shall be obliged to publish the information in the volume and order established by the Federal body of executive authority on securities market in case of placement of bonds and securities of the Company.

Article 26. Reorganization and Liquidation of the Company

26.1. The Company may be voluntarily reorganized in the order established by the Federal Law «««On Joint-Stock Companies»»».

Other grounds and the order of reorganization of the Company shall be provided in the Civil Code of the Russian Federation and by other Federal Laws.

26.2. The reorganization of the Company may be effectuated in the form of merger, accession, separation, division, and transformation.

Property forming of the Companies, creating by reorganization, realizes only at the expense of reorganizing Companies.

26.3.The company is considered as reorganized, excluding cases of reorganizations in the form of accession, from the moment of State registration of new created legal entitites.

In the event of reorganization of the Company by way of accession to another company the first of them shall be considered reorganized from the date of making an entry concerning the termination of the activity of the acceding company by the State registration agency in the unified State Register of legal entities.

26.4. Not later than 30 (thirty) days from the date of the adoption of a decision about reorganization, and in case of reorganization in the form of merger or accession – from the date of adoption of a decision be last of Companies, the Company shall inform its creditors thereof in writing, and to publish in mass-media, intended for the publishing data about the state registration of legal entities, notice about the adoption of a decision. During 30 days from the date of sending them a notification or during 30 days from the date of publishing notification about adoption of a decision a creditor shall have the right to demand from the Company a termination or a fulfillment of obligations before the due time and reimbursement of losses.

The state registration of Companies, created by the reorganization and making an entry concerning the termination of the activity of the reorganized Companies realizes with presence of proofs of notification of creditors in the manner specified in this Article.

If the separation balance sheet does not allow identifying the legal successor of the Company being reorganized the newly established legal entities shall bear joint and several liabilities of the Company being reorganized before its creditors.

26.5. The Company may be liquidated voluntarily in the order established by the Civil Code of the Russian Federation with due regard of the requirements of the Federal Law «On Joint-Stock Companies» and this present Charter. The Company can be liquidated by a court decision on the grounds provided in the Civil Code of the Russian Federation.

The liquidation of the Company shall result in its termination without a transfer of its rights and liabilities to other persons in the order of succession.

26.6. In the event the voluntary liquidation of the Company the Board of Directors shall submit to the decision of the General Meeting of shareholders the issue regarding the liquidation and the appointment of the liquidation commission.

The General Meeting of shareholders of the Company shall adopt a decision regarding the liquidation of the Company and appoint the liquidation commission.

26.7. From the moment the liquidation commission is appointed all the powers of the management of the Company business shall be transferred to it. The liquidation commission shall represent the Company being liquidated in the court.

26.8. In case the State is a shareholder of the Company being liquidated an authorized representatives of the State shall be included into the liquidation commission.

26.9. The liquidation Commission shall publish in the mass media the information regarding the liquidation of the Company and the procedure and terms for making claims by creditors. The term for making claims by creditors can not be less than two months from the date of the publication of the announcement regarding the liquidation of the Company.

26.10. In the event that the Company has got no outstanding liabilities for the creditors as of the date of the decision regarding the liquidation of the Company its property shall be distributed among the shareholders.

26.11. The liquidation commission shall take measures to elicit creditors and to recover the receivables, and also notify the creditors about the liquidation of the Company in writing.

26.12. At the end of the term for creditors' claims the liquidation commission shall draw an interim liquidation balance sheet that shall contain the information about the composition of the property of the Company being liquidated, creditors' claims that have been made and about the results of their review. The interim liquidation balance sheet shall be approved by the General Meeting of shareholders under the consent of the agency that carried out the State registration of the Company being liquidated.

26.13. If the financial means of the Company being liquidated are insufficient to satisfy creditors' claims the liquidation commission shall undertake the sell off other assets of the Company through public auction in the order established for execution by court.
26.14. Sums of money payable by the Company to its creditors are paid by the liquidation commission in the sequence of priority established by the Civil Code in accordance with the interim liquidation balance sheet commencing from the date of its approval, except for the creditors of the fifth priority who are to be paid after a month from the date of the approval of the interim liquidation balance sheet.

26.15. Upon the settlement of accounts with creditors the liquidation commission shall make the liquidation balance sheet that is to be approved by the General Meeting of shareholders under the consent of the agency that carried out the State registration of the Company being liquidated.

26.16. The property of the Company being liquidated remaining after all the claims of creditors have been settled shall be distributed by the liquidation commission among the shareholders in the following sequence of priority:

payments for shares that are to be acquired shall be effected in the first turn;

payments of allocated but unpaid dividends for preferred shares and liquidation value of preferred shares shall be effected in the second turn;

distribution of the property of the Company being liquidated among the shareholders – holders of common and all kinds of preferred shares – is carried out in the third turn.

26.17. The distribution of the assets of each separate turn is done after the previous turn is fully completed. Payment by the Company of the liquidation value due for the preferred shares, defined by the Articles of the Company is effected after the payment of liquidation value, defined by the Articles of the Company, for the preferred shares of preceding priority has been completed in full.

If the available property of the Company is insufficient to pay out the allocated but unpaid dividends and liquidation value to all shareholders – holders of preferred shares of the same type – the property is distributed among the shareholders – owners of the said type of shares proportionately to the quantity of shares of the said type they have in possession.

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26.18. The liquidation of the Company is deemed completed and the Company – inexistent from the moment a relevant entry is made in the unified State Register of legal entities by the State registration agency.

26.19. In case of reorganization of the Company all documents (administrative, financial and business, and staff related, etc.) shall be transferred according to the existing rules to the enterprise – assignee.

In case there is no assignees the documents of permanent storage that have scientific or historic value shall be transferred to archive agencies.

Files relating to personnel (orders, personal records and cards, personal accounts, etc.) shall be transferred to the archives of the administrative district on which territory the Company is located. The transfer of the files and putting them in order shall be made by the labor and at the expense of the Company according to the requirements of the archive agencies.

Article 27. Closing Provisions

27.1. Amendments and addendums to the Charter of the Company as well as a new revision of the Charter shall be subject to the State registration under the procedure established by the legislation of the Russian Federation.

27.2. Amendments and addendums to the Charter of the Company as well as a new revision of the Charter shall come into force for third parties from the moment they are registered by the State, and in cases provided by the Russian Federation legislation – from the moment the agency responsible for the State registration is formally notified of them.